Form 10-K405/A, Exhibit 13
period 1994-12-31
VENTURA COUNTY NATIONAL BANCORP
filed 1995-04-19
CIK 744471

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is included for quotation on the Nasdaq National Market. The following table sets forth the high and low sales prices for each of the nine quarters ended March 31, 1995, as reported by the Nasdaq National Market.

      QUARTER ENDED                                                  HIGH   LOW
      -------------                                                  ----- -----
      March 31, 1993................................................ $6.50 $3.50
      June 30, 1993.................................................  5.00  2.50
      September 30, 1993............................................  3.63  2.00
      December 31, 1993.............................................  2.63  1.63
      March 31, 1994................................................  2.38  1.88
      June 30, 1994.................................................  3.25  1.75
      September 30, 1994............................................  3.13  2.75
      December 31, 1994.............................................  2.94  2.00

  As of March 29, 1995, the closing sales price of the Common Stock, as quoted through the Nasdaq National Market, was $2.38. There were 1,057 shareholders of record of the Common Stock atDecember 31, 1994.

  Parent has never paid a cash dividend on the Common Stock and there can be no assurance that Parent will generate earnings in the future which would permit the declaration of dividends. Parent is prohibited by the terms of the MOU from declaring or paying a dividend without fifteen days' prior notice to the Reserve Bank, which may prohibit the payment of dividends.

  In addition, the source of any such dividends is likely to be dividends from Ventura or Frontier. The Banks are also limited in the amount of dividends which they may distribute according to the terms of the Formal Agreement and the Consent Order. Pursuant to the Formal Agreement, in the case of Ventura, and the Consent Order, as it pertains to Frontier, the Board of Directors of each Bank may declare or pay dividends only: (i) when their Bank is in compliance with 12 U.S.C. sections 56, 60, and 1831o(d)(1); (ii) when their Bank is in compliance with the capital program developed pursuant to the Formal Agreement and Consent Order; (iii) when such dividend payment is consistent with the capital levels specified in paragraph (1) of the Formal Agreement and Consent Order; and (iv) with prior written approval of the Director of Special Supervision of the OCC, pursuant to the Formal Agreement, and the District Administrator of the OCC, pursuant to the Consent Order. See "Supervision and Regulation--Restrictions on Transfers of Funds to Parent by the Banks." Furthermore, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's capital and reserves in order to facilitate growth.

             SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents selected consolidated financial and other data of the Company as of and for each of the years in the five years ended December 31, 1994. The data as of and for each of the five years in the period ended December 31, 1994 should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere, including the Company's audited Consolidated Financial Statements and the Notes thereto.

                                           AT DECEMBER 31,
                          --------------------------------------------------------
                            1994         1993        1992       1991       1990
                          ---------    ---------   ---------  ---------  ---------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PERIOD END BALANCE SHEET
DATA:
Assets..................  $ 257,755    $ 340,529   $ 400,195  $ 364,734  $ 384,385
Securities held-to-
maturity (approximate
market value of $17,963
in 1994)................     18,775           --      33,168     13,590     24,407
Securities available-
 for-sale...............     31,859       40,775          --         --         --
Loans and leases, net...    159,673      253,201     307,847    296,422    299,666
Loan loss reserve.......      8,261       14,313       3,854      2,845      2,285
Deposits
  Interest-bearing
   demand...............     67,177       99,502     106,108     93,651     82,649
  Non interest-bearing
   demand...............     80,646      101,224     100,688     94,364     82,835
  Time..................     88,519      117,563     141,791    136,471    165,058
Shareholders' equity....     19,052       20,370      30,388     29,179     27,642
Shares of capital stock
 outstanding............  6,333,835    6,333,835   5,614,255  5,282,301  4,802,520
Period end book value
 per share(1)...........  $    3.01    $    3.22   $    5.41  $    5.21  $    4.94
ASSET QUALITY:
Nonperforming loans.....  $   7,945(2) $  19,839   $   3,254  $   9,454  $   3,119
Nonperforming assets....     11,169(2)    22,068       7,194     11,660      3,119
ASSET QUALITY RATIOS:
Nonperforming loans to
 total loans............       4.73%        7.41%       1.04%      3.16%      1.03%
Nonperforming assets to
 total assets...........       4.33         6.48        1.79       3.15       0.81
Loan loss reserves to
 nonperforming loans....     103.98        72.15      118.44      30.09      73.26
Loan loss reserves to
 nonperforming assets...      73.96        64.86       53.57      24.78      73.26
Classified assets to
 loan loss reserve plus
 shareholders' equity...     113.27       186.27       84.71      67.45      47.63
OTHER DATA:
Full time equivalent
 employees..............        141          199         198        221        249
STATEMENT OF OPERATIONS
 DATA:
Net interest income.....  $  15,868    $  16,912   $  17,586  $  17,931  $  18,552
Provision for loan
 losses.................      3,825       16,213       3,404      2,537        743
Other income............      4,064        4,820       5,512      5,364      4,555
Other expenses..........     16,084       20,839      18,438     19,239     16,551
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 method.................         23      (15,320)      1,256      1,519      5,813
Applicable income taxes
 (benefit)..............        285       (3,233)        571        713      2,476
Cumulative effect of
 change in accounting
 method.................         --           --          --         --        286
Net income (loss).......       (262)     (12,087)        685        806      3,623
PER SHARE DATA:(1)
Income (loss) per share
 before income taxes and
 cumulative effect of
 change in accounting
 method.................  $   (0.04)   $   (2.73)  $     .22  $     .27  $    1.03
Net income (loss) per
 share..................      (0.04)       (2.15)        .12        .14        .64
SELECTED PERFORMANCE
 RATIOS:
Return on average
 equity.................      (1.29)%     (45.12)%      2.30%      2.79%     14.18%
Return on average
 assets.................      (0.09)       (3.18)       0.18       0.22       1.01
Efficiency ratio(3).....      80.71        95.89       79.83      82.59      71.63
Noninterest expense to
 average assets.........       5.45         5.47        4.74       5.14       4.62
Net interest margin.....       5.68         4.81        4.95       5.34       5.77
Net interest rate
 spread.................       4.80%        3.96%       4.27%      5.06%      4.13%

- --------
(1) All per share data included herein have been adjusted to reflect the stock splits and stock dividends to shareholders of record on February 7, 1990, March 7, 1991 and March 9, 1992 .

(2) Does not include $1,966,000 in troubled debt restructuring that were performing at December 31, 1994.

(3) The efficiency ratio is other expenses divided by the sum of net interest income before provision for loan losses plus other income.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following presents management's discussion and analysis of the consolidated financial condition and operating results of the Company as of and for the years ended December 31, 1994, 1993 and 1992. The discussion should be read in conjunction with the Company's consolidated financial statements.

OVERVIEW

  In September 1993, new management began taking actions to address the major concerns confronting the Banks. The Company's net loss was reduced to $262,000 or $0.04 per share for 1994, compared with a net loss of $12.1 million in 1993. The significant improvement over 1993 was due a significant decrease in the provision for loan losses, reduced other expenses, gains on the sale of mortgage servicing rights and the merchant card portfolio totaling $1.4 million and $174,000, respectively, and improved net interest margin in 1994. The Company returned to profitability beginning in the third quarter of 1994, and had net income for the second half of 1994 of $615,000, compared to a net loss of $877,000 for the first six months of the year. The Company's net loss for the first two quarters of 1994 was offset by the $1.4 million and $174,000 nonrecurring gains noted above. Earnings improvement in the second half compared to the first half of 1994 was due to a $1.9 million decrease in the provision for loan losses, $1.2 million decrease in other expenses and a $143,000 decrease in income tax provision, which were offset by a decline in other income of $2.1 million. The provision for loan losses was decreased during the second half due to the significant reduction in the level of classified and nonperforming loans in conjunction with the discounted loan sale, the marketing of loan participations and the tightening of underwriting criteria. The decrease in other expenses during the second half was due to the closing of the Company's mortgage origination, mortgage servicing and data processing departments, as well as the replacement during 1994 of ESOP expense with lower 401(k) matching contributions. For these departments, salaries and benefits, occupancy expenses and retirement benefits decreased $597,000, $122,000 and $522,000, respectively, from the first half of 1994 to the second half of 1994. Of the decrease in other income,$1.6 million was due to the gain on sale of mortgage servicing rights and the gain on sale of the merchant card portfolio during the first half of the year. In addition, service charges, loan fees and other fee income decreased during the second half as a result of reduced mortgage activities. Total assets at December 31, 1994 decreased 24.3% from December 31, 1993, as a result of management's efforts to reduce the loan to deposit ratio, increase capital ratios and improve liquidity by tightening underwriting criteria, selling nonperforming loans at a discount and marketing loan participations. Additionally, the Company allowed significant runoff of title and escrow and institutional certificates of deposit during 1994.

  During the two years ended December 31, 1993, the Company's net income declined significantly, culminating with a net loss of $12.1 million during 1993. The reductions in earnings during 1992 and the loss experienced during 1993 reflect substantial increases in the provision for loan losses necessitated by increased levels of nonperforming assets and net charge-offs. The Company's nonperforming assets were $22.1 million at December 31, 1993, compared with $7.2 million at December 31, 1992. Net charge-offs were $5.8 million for 1993, compared to $2.4 million for 1992. Other expenses also increased during the two year period ended December 31, 1993. The increase in other expenses during 1993 was primarily due to increased expenses associated with REO, increased legal costs related to nonperforming assets and regulatory matters, and the write-off of goodwill at Frontier. Furthermore, during the two year period ended December 31, 1993, net interest income decreased primarily due to reductions in earning assets.

  In January 1994 and 1995, Southern California experienced major flooding, with Ventura County being one of the areas to incur the greatest amount of rainfall. Additionally, in January 1994, the greater Los Angeles area was seriously affected by a major earthquake, centered in the San Fernando Valley. Although the Company's operations and customers are located in the most seriously affected areas, based upon surveys of customers and employees, management believes that there will be no significant impact on the Company's operations or loan collateral as a result of these natural disasters.

FINANCIAL CONDITION

  Total assets at December 31, 1994 decreased $82.8 million, or 24.3%, from December 31, 1993. Average interest earning assets decreased from $355,090,000 for 1992 to $351,686,000 for 1993, to $227,612,000 for 1994, decreases of 1.0%
and 21.1%, respectively. During 1993 and 1994, the balance sheet was reduced for liquidity purposes as well as to achieve compliance with the capital requirements of the Banks' regulatory agreements. Management does not presently intend to further reduce the balance sheet, but anticipates that the additional capital raised as a result of its proposed Rights Offering will be used to support an increase in assets in the post-recessionary environment. Net loans and leases decreased $93.5 million or 37.0% from year end 1993, primarily due to the sale of nonperforming loans and the payoff of other loans that funded deposit outflows. Average loans and leases, net of unearned income, decreased 8.2% to $289,675,000 during 1993 and 26.8% to $212,029,000 during 1994. These decreases were partially offset by increases in average federal funds sold of $8.1 million, or 44.0%, and cash and cash equivalents of $180,000, or 11.0%.

  At December 31, 1994, the Company had $2,346,000 in REO comprised of three commercial properties with carrying values totaling $2,196,000, one single family residence totaling $100,000 and land zoned for residential purposes of $50,000. The Company sold $4,835,000 of REO during 1994 and incurred REO write down and property maintenance expense of $641,000. At December 31, 1993, the Company had $2,229,000 in REO comprised of seven commercial properties totaling $1,149,000, three single family residences totaling $687,000, land zoned for multi-family purposes of $325,000 and land zoned for residential purposes of $68,000. REO is carried at cost or current fair market value less estimated selling costs, whichever is lower. There were no loans to facilitate the sale of REO during 1994. The Company sold $833,000 of REO during 1993 and incurred REO write down and property maintenance expenses of $1,733,000. As of December 31, 1994, all REO properties held at December 31, 1993 with the exception of one residential lot, had been sold. Loans to facilitate the sale of REO during 1993 totaled $603,000. These loans were made in accordance with the Company's credit policies and under similar terms extended to creditworthy borrowers.

  Fixed assets, net of depreciation, increased from $1,687,000 at December 31, 1993 to $1,917,000 at December 31, 1994 due to capitalized costs associated with the Company's data processing conversion. Average fixed assets, net of depreciation, decreased from $3,210,000 in 1992 to $2,273,000 in 1993 and $1,862,000 in 1994. The decreases since 1992 have resulted from accumulated depreciation charges and the acceleration of depreciation related to data processing equipment and leaseholds.

  Total deposits at December 31, 1994 decreased $81.9 million or 25.7% from December 31, 1993, due primarily to the planned run-off of $33.4 million of title and escrow deposits and $18.0 million of institutional and brokered certificates of deposit designed to improve the core deposit base and reduce potentially volatile liabilities. Average deposits during 1994, 1993 and 1992 were $272,928,000, $333,462,000 and $331,592,000, respectively. The 0.6%
increase in average deposits from 1992 to 1993 was a result of increased title and escrow deposits to fund increased mortgage origination activity and marketing programs designed to attract interest bearing demand deposits and savings deposits which were offset by a decrease in time certificates of deposit. Average interest-bearing deposits increased from $242,294,000 for 1992 to $246,079,000 for 1993, an increase of 1.6%, then decreased to $197,361,000 for 1994, a decrease of 19.8%. Other categories of deposits also decreased. During 1994, 1993 and 1992, average noninterest bearing deposits totaled $75,568,000, $87,383,000, and $89,298,000, respectively, which represented
27.7%, 26.2%, 26.9%, respectively, of total average deposits. During 1994, average noninterest bearing demand deposits decreased 13.5%, average interest-bearing demand and savings accounts decreased 10.9%, and average time certificates of deposit decreased 26.3%. During 1993, average noninterest bearing demand deposits decreased 2.1% while average interest bearing demand and savings accounts increased 7.2% and average time certificates of deposit decreased 2.2%, compared to 1992. Management believes the reduction in time deposits was also attributable to depositors seeking higher yields on their funds than the Company was offering as a result of the lower interest rate environment. Management believes the 20.3% reduction in savings deposits during 1994 was attributable to customers moving their banking relationships to other institutions when the Company restructured its loan portfolio to reduce concentrations, as well as to the public's reaction to adverse publicity about the Company's losses, management changes and regulatory orders. The Company has taken steps to improve the public's perception of the Bank's financial condition, including marketing campaigns and enhanced business development efforts designed to generate core deposit growth and a renewed expansion of total banking relationships.

  The Company discontinued the issuance of commercial paper on December 31, 1993. Average commercial paper sold in 1993 was $6,987,000. Average federal funds purchased in 1994 declined to $44,000, compared to $1,376,000 in 1993, a decrease of 96.8%. In 1993, the Company raised $1,555,555 from a private placement of Common Stock and issued the Notes, the proceeds of which were used to retired the remaining principal on a loan to fund the Company's ESOP. Principal outstanding on the Notes was $125,000 at December 31, 1994.

  Shareholders' equity totalled $19.1 million at December 31, 1994, a decrease of 6.5% from the $20.4 million at December 31, 1993.

  On December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." See "New Accounting Pronouncements." Prior to the adoption of SFAS No. 115, all investment securities were stated at cost, with the exception of investments in mutual funds, which were deemed equity investments, based upon the Company's intent and ability to hold such securities to maturity. At December 31, 1992, the Company did not have a plan or need to sell such securities. Subsequently, however, and in anticipation of the adoption of SFAS No. 115, the Company determined to restructure the investment portfolio. During 1993, the Company sold most of the securities previously identified as held to maturity, substantially all of which were sold in the third or fourth quarter of 1993. In addition, certain securities were purchased and sold during 1993. In connection with the adoption of SFAS No. 115, the Company classified all of its investment securities as available for sale and recorded unrealized loss of $122,000, net of tax effect. During 1994, the Company purchased securities which were classified as either available-for-sale or held-to-maturity at the time of purchase, based on management's intent and ability to hold certain investments to maturity. In addition, the Company transferred mortgage backed securities with unrealized losses of $472,000 from available-for-sale to held-to-maturity during 1994 due to a change in intent to hold the securities to maturity. The unrealized losses will be accreted to shareholders' equity over the average life of the securities. Due to a decline in the market value of investment securities classified as available-for-sale and the unrealized losses on the securities transferred, in accordance with SFAS No. 115, the Company recorded an unrealized loss totaling $1,178,000 in shareholders' equity at December 31, 1994, an increase of $1,056,000, or 865.6%, from December 31, 1993. The Company had no trading securities at December 31, 1994 or 1993. Mortgage-backed securities consisted entirely of Federal Home Loan Mortgage Corporation backed securities. The Company did not have structured notes, CMOs or other derivative products in the portfolio at December 31, 1994 or 1993.

RESULTS OF OPERATIONS

1994 COMPARED WITH 1993

 Net Interest Income and Net Interest Margin

  Net interest income decreased by $1,045,000, or 6.2%, to $15,868,000 during 1994 compared to 1993, primarily due to a significant decrease in average interest earning assets. These decreases reflect overall balance sheet shrinkage, beginning in 1993, to improve liquidity as well as to achieve compliance with the capital requirements of the Bank's regulatory agreements. See "Financial Condition."

  Interest income for 1994 decreased $3,775,000, or 14.6%, over 1993 to $22,136,000 while interest expense decreased $2,732,000, or 30.4%, for the same period to $6,268,000.

  The decrease in interest income during 1994 was primarily attributable to a significant decrease in interest earning assets, primarily loans. Average interest earning assets were $277,612,000 during 1994, a 21.1% decrease from the average balance of $351,686,000 for 1993. The Company reduced average interest earning assets to fund a planned reduction of volatile deposits, particularly title and escrow deposits and institutional certificates of deposit. Loans, the largest and highest yielding component of earning assets, decreased 26.8% during 1994. The decrease in interest income was slightly offset by an increase in the yield on interest earning assets to 7.97% for 1994 versus a 7.37% yield on interest earning assets for 1993, which reflects increases in market interest rates beginning in 1994 and a change in the mix of assets due to the declining asset base. Average interest earning assets as a percent of total average assets increased from 92.3% for 1993 to 94.0% for 1994.

  The decrease in interest expense during 1994 was primarily attributable to a 19.8% decrease in average interest bearing deposits from $246,079,000 for 1993 to $197,360,000 for 1994. In addition, the decrease in interest expense was affected by a change in the mix of interest-bearing liabilities. Average noninterest bearing deposits as a percent of total average deposits increased from 26.2% for 1993 to 27.7% for 1994. Average deposits decreased from $333,462,000 for 1993 to $272,928,000 for 1994, a decrease of 18.2%. Average certificates of deposit greater than $100,000 decreased from 16.27% of average total deposits for 1993 to 12.34% of average total deposits for 1994. As a result of the shift in the mix of liabilities, the average cost of funds declined to 3.17% during 1994 compared to a 3.41% cost of funds for 1993, despite increases in market interest rates.


  As a result of the foregoing, net interest margin increased from 4.81% for 1993 to 5.68% for 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Rate Sensitive Assets/Rate Sensitive Liabilities."

  The following tables summarize average balances and for interest earning assets and interest bearing liabilities, the amounts of interest earned or paid and the yields or rates for the periods indicated. The average balances in the following table and elsewhere in this Prospectus have been calculated on the basis of the daily account balances.

                              DECEMBER 31, 1994          DECEMBER 31, 1993          DECEMBER 31, 1992
                          -------------------------- -------------------------- --------------------------
                                             AVERAGE                    AVERAGE                    AVERAGE
                          AVERAGE            YIELD/  AVERAGE            YIELD/  AVERAGE            YIELD/
                          BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
                          --------  -------- ------- --------  -------- ------- --------  -------- -------
                                                     (DOLLARS IN THOUSANDS)
ASSETS
Interest Earning Assets:
 Loans(1)...............  $212,029  $18,740   8.84%  $289,675  $23,190   8.01%  $315,659  $26,892   8.52%
 Investment Securities..    37,736    2,169   5.75     37,935    1,916   5.06     18,438    1,178   6.39
 Interest Bearing
  Deposits with other
  Banks.................     1,311       67   5.11      5,645      263   4.66      5,195      256   4.93
 Federal Funds Sold         26,536    1,160   4.37     18,431      542   2.94     15,798      625   3.96
                          --------  -------          --------  -------          --------  -------
Total Interest Earning
 Assets.................   277,612   22,136   7.97    351,686   25,911   7.37    355,090   28,951   8.52
Noninterest Earning As-
 sets:
 Cash and Due from
 Banks..................    19,353                     25,717                     23,649
 Premises and Equipment,
  Net...................     1,862                      2,273                      3,210
 Other Assets...........     7,704                     10,594                      9,938
 Less: Loan Loss Re-
  serves                   (11,237)                    (9,309)                    (3,263)
                          --------                   --------                   --------
 Total Assets...........  $295,294                   $380,961                   $388,624
                          ========                   ========                   ========
Interest Bearing
 Liabilities:
 Demand Deposits........  $ 58,114  $ 1,540   2.65   $ 66,167  $ 1,805   2.73   $ 58,254  $ 1,949   3.35
 Savings Deposit........    34,575      821   2.37     37,892    1,052   2.78     38,838    1,404   3.62
 Time Deposits..........   104,671    3,892   3.72    142,020    5,515   3.88    145,202    6,983   4.81
 FHLB Borrowings........       129        5   3.88      7,447      285   3.83      9,431      410   4.35
 Federal Funds
  Purchased.............        44        1   2.27      1,376       44   3.20        265        8   3.02
 Commercial Paper Sold..        --       --    --       6,987      186   2.66     12,805      438   3.42
 Notes Payable..........       125        9   7.20      1,908      112   5.87      2,474      173   6.99
                          --------  -------          --------  -------          --------  -------
 Total Interest Bearing
  Liabilities...........   197,658    6,268   3.17    263,797    8,999   3.41    267,269   11,365   4.25
                          --------  -------          --------  -------          --------  -------
Noninterest Bearing
 Liabilities:
 Demand Deposit.........    75,568                     87,383                     89,298
 Other..................     1,965                      2,992                      2,279
                          --------                   --------                   --------
                            77,533                     90,374                     91,577
                          --------                   --------                   --------
Shareholders' Equity....    20,103                     26,789                     29,778
                          --------                   --------                   --------
 Total Liabilities and
  Shareholders' Equity..  $295,294                   $380,961                   $388,624
                          ========                   ========                   ========
Net Interest Income.....            $15,868                    $16,912                    $17,586
                                    =======                    =======                    =======
Net Interest Margin.....                      5.68                       4.81                       4.95

- --------

(1) Average balances exclude nonaccrual loans.

                              1994 COMPARED TO 1993            1993 COMPARED TO 1992
                         --------------------------------- --------------------------------
                         INCREASE (DECREASE)               INCREASE (DECREASE)
                             DUE TO: (1)                       DUE TO: (1)
                         ---------------------             --------------------
                           VOLUME      RATE     NET CHANGE  VOLUME      RATE     NET CHANGE
                         ----------  ---------  ---------- ---------- ---------  ----------
                                             (DOLLARS IN THOUSANDS)
Interest Earned On:
 Loans (2).............. $   (6,832) $   2,412   $(4,451)  $  (2,081) $  (1,621)  $(3,702)
 Investment Securities..        (11)       262       251         987       (247)      740
 Interest Bearing Depos-
  its with other Banks..       (221)        26      (195)         21        (16)        5
 Federal Funds Sold.....        354        264       618          77       (160)      (83)
                         ----------  ---------   -------   ---------  ---------   -------
  Total................. $   (6,710) $   2,964   $(3,777)  $    (996) $  (2,044)  $(3,040)
                         ----------  ---------   -------   ---------  ---------   -------
Interest Paid On:
 Demand Deposits........ $     (213) $     (52)  $  (265)  $     216  $    (360)  $  (144)
 Savings Deposits.......        (79)      (152)     (231)        (26)      (326)     (352)
 Time Deposits..........     (1,388)      (236)   (1,624)       (123)    (1,345)   (1,468)
 Federal Funds Pur-
  chased................        (30)       (13)      (43)         36          0        36
 Other Short Term
  Borrowings............       (284)         4      (280)        (76)       (49)     (125)
 Commercial Paper.......          0       (186)     (186)       (155)       (97)     (252)
 Notes Payable..........       (128)        25      (103)        (33)       (28)      (61)
                         ----------  ---------   -------   ---------  ---------   -------
  Total................. $   (2,122) $    (610)  $(2,732)  $    (161) $  (2,205)  $(2,366)
                         ----------  ---------   -------   ---------  ---------   -------
Net interest income..... $   (4,588) $   3,573   $(1,045)  $    (835) $    (161)  $  (674)
                         ==========  =========   =======   =========  =========   =======

- --------
(1) The changes due to simultaneous rate and volume changes have been allocated to rate and volume changes in proportion to the relationship between their absolute dollar amounts.

(2) The above table does not include interest income that would have been earned on nonaccrual loans.

 Other Income

  Other income decreased $756,000, or 15.7%, during 1994, primarily due to a lower level of mortgage activity. Loan fees decreased 60.6% from $1,192,000 in 1993 to $470,000 in 1994, reflecting a significant decrease in income resulting from mortgage loan originations and servicing during the year. Net mortgage servicing fees were $317,000 in 1994, compared with $618,000 in 1993, a decrease of 48.7%. The Company sold its mortgage servicing rights for a net gain of $1,443,000 in May 1994, which was offset by a write-off of $320,000. The Company also sold its mortgage origination unit in June 1994 in return for residual income on future loan originations by the acquiror. However, due to significant reductions in mortgage origination activity subsequent to the sale, the acquiror closed the mortgage origination unit, and no residual income will be generated. Other income increased in 1994, due to the gain on sale of mortgage servicing and a gain of $174,000 on the sale of the merchant credit card operation in March 1994. These increases were offset by a 21.0% decrease in gains on the sale of SBA loans during 1994. The decreases in gain on sale of SBA loans were due primarily to reduced volume of sales and the deferral of income recognition due to the timing of such sales. Service charges on deposit accounts decreased during 1994 as a result of customers maintaining higher average balances to offset service charge assessments and lower deposit levels.

  Miscellaneous fee income decreased 40.0% from $590,000 in 1993 to $354,000 in 1994 due to the elimination of the merchant card portfolio during 1994 and certain other recordkeeping services for customers during 1993 and 1994. Miscellaneous fees include merchant card income, cash management service charges, safe deposit box rentals, charges for items such as money orders, cashiers' checks and ATM transactions, and reflect usage and transaction volume. Merchant card income represented 13.0% and 24.9% of total miscellaneous fees during 1994 and 1993, respectively.

  Other income in the future is anticipated to be lower due to the discontinuance of mortgage activities. Combined net mortgage servicing fees and gains on sale of mortgage loans included in total other income were $589,000, $1,694,000, and $1,806,000 in 1994, 1993 and 1992, respectively.

 Other Expenses

  The following table sets forth the Company's other expenses for the periods indicated:

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1993       1992
                                               ---------- ---------- ----------
                                                        (IN THOUSANDS)
Salaries and employee benefits................ $    6,423 $    7,082 $    6,797
Net occupancy.................................      2,087      2,578      2,809
Equipment.....................................        830      1,241      1,102
Professional services.........................      1,928      1,878      1,391
Real Estate Owned.............................        641      1,733        479
Amortization of goodwill......................         --      1,266        105
Customer services.............................        286        382        687
Office supplies and office expense............        612        800      1,000
FDIC assessments..............................        878        921        789
Amortization of core deposits.................         --         --        513
Business development and advertising..........        364        271        371
Other.........................................      2,035      2,687      2,395
                                               ---------- ---------- ----------
  Total Other Expense......................... $   16,084 $   20,839 $   18,438
                                               ========== ========== ==========

  Other expense decreased $4,755,000, or 22.8%, in 1994, due primarily to a decrease in REO expense, the writeoff of goodwill during 1993, and decreased salaries and employee benefits, occupancy and equipment expenses.

  REO expense declined $1,092,000 during 1994. The Company incurred writedowns on REO of $1,408,000 during 1993 due to declining market values on properties that were principally raw land and commercial real estate. REO writedowns in 1994 totaled $959,000, which reflects a stabilizing market for distressed properties. The majority of the $1.4 million in writedowns during 1993 were taken approximately at the time that the loans were placed in REO. When a property is taken into REO, if the fair market value of the property is less than the Company's carrying costs, a writedown is taken immediately. However, during 1993, when a property values were continuing to decline, the fair market value of a foreclosed property was not always available at the time of the foreclosure. In all cases, upon foreclosure, the Company obtains an appraisal on a timely basis, generally within 30 to 60 days. To the extent the apprisal indicates further reduction in fair market value, additional writedowns are taken. These writedowns were partially offset by gains on sale of REO of $1,000 in 1993 and $511,000 in 1994.

  Salary and employee benefit expense decreased by $659,000, or 9.3%, during 1994 primarily as a result of staff reductions. Total full time equivalent employees declined from 199 at December 31, 1993 to 141 at December 31, 1994. The decrease in employee benefits expense during 1994 reflected reduced employee health benefits and the savings of $635,000 compensation expense related to the ESOP loan, which was partially offset by $49,000 in 401(k) matching contributions. The ESOP loan, which remains outstanding, is secured by 185,840 shares of Common Stock held in a suspense account which would be released and allocated to the accounts of participants to the extent the Company makes future ESOP contributions. The Company also adopted Statement of Position ("SOP") 93-6 in 1994 which provides that future ESOP contributions, if any, shall be expensed at fair market value of the Common Stock at the time of the contribution rather than the historical cost of $9.00 per share. Adoption of SOP 93-6 had no impact on results of operations during 1994. The extent to which the adoption of SOP 93-6 will affect the Company's results of operations depends on the level of future ESOP contributions, if any, and the market value of the Common Stock, neither of which can be determined at this time. These salary and employee benefit expense reductions were partially offset by decreased deferred loan origination costs. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, the Company defers loan origination costs and amortizes them into loan interest income over the life of each loan. These deferred costs were $457,000 and $207,000 as of December 31, 1994 and 1993, respectively.

  In addition, occupancy expense decreased $491,000, or 19.0%, during 1994, as a result of a decrease in amortization expense related to leased space and an increase in income from subleases. During 1993 and 1994, the Company sublet or terminated leases for office space formerly housing its commercial lending department, mortgage origination department and administrative personnel. The Company also negotiated a favorable renewal of the lease for its Central Operations office, and allowed the lease for one of its properties to expire during 1995. Equipment expense decreased $411,000, or 33.1%, during 1994, primarily due to a significant decrease in depreciation expense. The Company outsourced its data processing in May 1994 with monthly cost savings of approximately $52,000. The Company outsourced its courier service in September 1993, resulting in monthly reductions of approximately $8,000.

  Total other expense expressed as a percentage of net interest income plus other income, commonly referred to as the efficiency ratio, was 80.71% for 1994 and 95.89% for 1993.

 Provision For Loan Losses and Nonperforming Loans

  The Company maintains a loan loss reserve which it considers adequate to cover the risk of losses in the loan and lease portfolio. The charge to expense is based on management's evaluation of the quality of the loan and lease portfolio, the level of classified loans and leases, total outstanding loans and leases, losses previously charged against the reserve, and current and anticipated economic conditions. Management also considers certain elements in the portfolio and the grading systems used to measure the quality of the portfolio. These factors include industry concentrations and collateral concentrations. In response to the recession in Southern California and the decline in real estate values, the Company assessed the value of collateral for loans, particularly those secured by real estate. If during this process a shortfall ensued, the Company then recorded a charge-off or provided a specific reserve to reflect current market value of the loan. During 1994, the Company expanded the Loan Administration and Special Assets Departments to improve overall asset quality through problem loan management and risk and collateral value identification. In addition, regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's loan loss reserve. Such agencies may require the Company to recognize additions to the loan loss reserve based upon their judgment of the information available to them at the time of their examination. In connection with its examination of Frontier, the OCC required changes in the risk grading of certain credits which resulted in an additional provision for loan losses of $200,000 during 1994.


  The following table summarizes the Company's loan loss reserves and loan loss experience for the years indicated:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                  ------------------------------------------
                                                   1994       1993     1992    1991     1990
                                                  ------     ------   ------   ----     ----
                                                             (DOLLARS IN THOUSANDS)
Balance at beginning of period................... $14,313     $ 3,854  $ 2,845  $2,285  $1,863
Charge-offs
  Commercial, financial and agricultural.........   8,705       4,026    1,818   1,696     428
  Real estate construction.......................     603          67       --     100       0
  Real estate mortgage...........................     254       1,476       --       0       0
  Installment....................................     808         570      722     243      39
  Lease financing................................      69          52        3      29      86
                                                  -------     -------  -------  ------  ------
Total charge-offs................................  10,439(1)    6,191    2,543   2,068     553
Recoveries
  Commercial, financial and agricultural.........     428         409      111      56     199
  Real estate construction.......................      --          --       --       0       0
  Real estate mortgage...........................       4           1       --       0       0
  Installment....................................     117          16       38      35      11
  Lease financing................................      13          11       --       0      22
                                                  -------     -------  -------  ------  ------
Total recoveries.................................     562         437      148      91     232
Net charge-offs..................................   9,877       5,754    2,395   1,977     321
Provision charged to operations..................   3,825      16,213    3,404   2,537     743
                                                  -------     -------  -------  ------  ------
Balance at end of period......................... $ 8,261     $14,313  $ 3,854  $2,845  $2,285
                                                  =======     =======  =======  ======  ======
Ratio of net charge-offs to average loans
 outstanding.....................................    4.66%       1.99%     .76%    .68%    .12%

- --------

(1) Of this amount, $5.0 million was attributable to the bulk loan sale completed in May 1994.

(2) Does not include $1,966,000 of TDRs that were performing at December 31, 1994.

  Over the five year period ended December 31, 1994, the allocation of the allowance for loan losses for commercial, financial and agricultural loans increased steadily to correspond with increases in the total volume of loans and the level of loans losses in this category. The Company's current practice is to make specific allocations to large loans and unspecific allocations to each loan category based on management's risk assessment. The following table sets forth the allocation of the allowance for loan losses by loan category as of the dates indicated.

                                                         AT DECEMBER 31,
                         -------------------------------------------------------------------------------
                              1994            1993            1992            1991            1990
                         --------------- --------------- --------------- --------------- ---------------
                                 PERCENT         PERCENT         PERCENT         PERCENT         PERCENT
                                   OF              OF              OF              OF              OF
                                  TOTAL           TOTAL           TOTAL           TOTAL           TOTAL
                         BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
                                                     (DOLLARS IN THOUSANDS)
Commercial, Financial
 and Agriculture........ $6,704   3.99%  $11,361  4.25%  $3,132   1.00%  $1,925   0.64%  $1,427   0.47%
Real Estate--
 Construction...........    265   0.16     1,916  0.72      242   0.08      254   0.08      436   0.14
Real Estate--Mortgage...    964   0.57       420  0.16       70   0.02      238   0.08      338   0.11
Installment.............    325   0.19       555  0.21      362   0.12      399   0.13       34   0.01
Lease Financing.........      3   0.00        61  0.02       48   0.02       29   0.01       50   0.02
                         ------   ----   -------  ----   ------   ----   ------   ----   ------   ----
 Total Allocated........ $8,261   4.92%  $14,313  5.35%  $3,854   1.24%  $2,845   0.95%  $2,285   0.76%
                         ======   ====   =======  ====   ======   ====   ======   ====   ======   ====

  In 1994 and 1993, the provision loan losses was $3,825,000 and $16,213,000, respectively. Loans charged off in 1994 and 1993 were $10,439,000 and $6,191,000, respectively, or 4.92% and 2.13% of average outstanding loans and leases, respectively. Of the 1994 chargeoffs, $5.0 million are attributable to the bulk loan sale which occurred in May 1994. In 1994 and 1993, loan and lease recoveries totaled $562,000 and $437,000, respectively, constituting 9% and 17% of the total loans charged off in the respective prior years. The reduction of loan loss provision from 1993 to 1994 is due to a significant decline in the migration of loans to nonaccrual status or REO during 1994.

  Twenty-two medium term commercial real estate loans aggregating $10.3 million are scheduled to mature during 1995, of which six loans in the aggregate amount of $3.2 million have been classified. All such classified loans have been reevaluated for collateral value within the past six months and additional loan loss reserves have been taken where appropriate. Of the $10.3 million, thirteen loans aggregating $7.0 million were loans for investment properties. Of that amount, nine loans aggregating $5.9 million are anticipated to be refinanced or repaid during 1995. The remaining $1.1 million consists of four loans, none of which exceeds $570,000 principal balance. None of such loans were classified at December 31, 1994, and based upon current information, management does not anticipate that additional loan loss reserves will be assessed with respect to such loans.

  At December 31, 1994, the loan loss reserve decreased to $8,261,000 compared to $14,313,000 at December 31, 1993. The ratio of the loan loss reserves to outstanding loans and leases at December 31, 1994 and 1993 was 4.92% and 5.35%, respectively.

  Nonperforming loans are those on which the borrower fails to perform under the original terms of the obligation. The Company's nonperforming loans fall within three categories: loans past due 90 days and still accruing, loans on nonaccrual status and restructured loans. The coverage ratio, or the ratio of loan loss reserves to nonperforming loans, was 103.98% and 72.15%, at December 31, 1994 and 1993, respectively. Loans past due 90 days or more and still accruing totaled $331,000 and $552,000 at December 31, 1994 and 1993, respectively. The decrease in loans past due 90 days and still accruing was primarily attributable to the migration of certain of these loans to nonaccrual status.

  Loans are automatically placed on nonaccrual status when principal or interest payments are past due greater than 90 days. If a loan is an SBA guaranteed loan and a deferral period has been negotiated or if the loan is in the process of imminent collection in the normal course of business, the Company may remove the loan from nonaccrural status and continue to accrue interest. Loans are placed on nonaccrual status earlier if there is doubt as to the collectibility any amounts due according to the contractual terms of the loan agreement. At December 31, 1994, loans totaling $7,612,000 were on nonaccrual status, compared with $18,939,000 at December 31, 1993.

  As of December 31, 1994, the Company had restructured loans in the amount of $2,000, compared to $348,000 at December 31, 1993.

  Total nonperforming loans as a percent of total loans outstanding were 4.73% and 7.41% at December 31, 1994 and 1993, respectively.

 Income Taxes

  The Company recorded income tax expense of $285,000 in 1994. Applicable tax expense for 1994 was offset by the utilization of a tax valuation allowance. The charge of $285,000 was taken to increase the tax valuation allowance in accordance with the provisions of SFAS No. 109 and to reflect the filing of the Company's 1993 tax returns. The Company recorded income tax benefit of $3,233,000 in 1993, reflecting available carryback to tax years 1990 through 1992. The Company had a tax asset of $794,000 at December 31, 1994, representing the remaining benefit from the 1994 net operating loss carryback to 1992 and other refundable taxes. In addition, the Company had a net deferred tax asset of $3,115,000 which was fully offset by a tax valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers projected future taxable income and tax planning strategies in making this assessment. If future taxable income were deemed probable, the necessity for the valuation allowance would be reassessed, and all or a portion of the valuation allowance could be reversed in future periods, resulting in income recognition. No assurances may be given, however, as to the likelihood of any such future profitability or the timing or amount of any such income recognition.

1993 COMPARED WITH 1992

 Net Interest Income

  Interest income for the Company decreased 10.5%, from $28,951,000 in 1992 to $25,911,000 in 1993, due to a decline and a change in the mix of interest earning assets. The proportion of interest income contributed by the loan portfolio decreased from 92.9% during 1992 to 89.5% during 1993. The yield on interest earning assets decreased from 8.15% in 1992 to 7.37% in 1993, reflecting increases in lower yielding investment securities as a percentage of total interest-earning assets and decreased interest rates over the two year period.

  Interest expense decreased 20.8%, from $11,365,000 in 1992 to $8,999,000 in 1993, due to a decline in deposit pay rates. Total deposits decreased 8.7% at December 31, 1993 as compared to December 31, 1992, while average deposits increased .6% from $331,592,000 in 1992 to $333,462,000 in 1993. Average interest bearing deposits increased to 73.8% of average total deposits in 1993 from 73.1% of average total deposits in 1992. The cost of total deposits decreased from 3.1% in 1992 to 2.5% in 1993 due to declines in interest rates during 1993.

  The cost of other borrowed funds decreased to 3.2% in 1993 from 3.8% in 1992. Average commercial paper sold decreased from $12,805,000 at 3.4% in 1992 to $6,987,000 at 2.7% in 1993. The Company utilized a line of credit with the Federal Home Loan Bank during 1993 resulting in average borrowings of $7,447,000 at 3.8%.

  In November 1989, the Company borrowed $4,000,000 to fund the ESOP. In 1993, the Company raised $1,555,000 from a private placement of 719,580 shares of Common Stock and the issuance of $125,000 in notes payable and used the proceeds to retire the remaining principal on the ESOP loan. In 1993 and 1992, the Company paid $112,000 and $173,000, respectively, in interest expense on the ESOP loan.

  The yield on interest earning assets decreased from 8.2% in 1992 to 7.4% in 1993, while the cost of interest bearing liabilities decreased from 4.3% in 1992 to 3.4% in 1993. The net interest margin decreased from 5.0% in 1992 to 4.8% in 1993. Declines in interest rates during 1993 accounted for the decrease in yields and rates on interest sensitive balances from 1992, while the decrease in the net interest margin was a result of a lower ratio of higher yielding assets (loans) to average interest earning assets. Interest foregone on nonaccrual loans in 1993 and 1992 totaled $2,214,000 and $728,000, respectively.

 Other Income

  Other income in 1993 totaled $4,820,000, a 12.6% decrease compared to 1992. Service charges on deposits totaled $1,521,000 in 1993, an 11.9% increase over the $1,359,000 total in 1992. The increase in service charges on deposits in 1993 was a result of increased deposits subject to in-depth analyses of funds availability and peer group standards performed by the Company.

  Loan fees of $1,192,000 in 1993 represented a 23.7% decrease from loan fees in 1992 due to decreasing mortgage origination volume and increased mortgage servicing premium amortization.

  Miscellaneous fees decreased 6.5% to $590,000 in 1993 from $631,000 in 1992, as a result of the elimination of certain recordkeeping services for customers. Miscellaneous fees include cash management service charges, safe deposit box rentals, charges for items such as money orders, cashiers checks and ATM transactions.

  Included in the "Other" category in "Other Income" are premiums and fees collected on sales of mortgage loans, SBA loans less gains on sale, student loans and investments. Other income in 1993 totaled $1,131,000, a 24.6% increase over 1992.

 Other Expenses

  Total other expense was $20,839,000 in 1993, a 13.0% increase over the 1992 total of $18,438,000. The increase from 1992 to 1993 is primarily due to increased expenses associated with REO of $1.3 million, increased legal costs of $434,000 related to increased nonperforming assets and regulatory matters, and the complete write-off of $1,266,000 of goodwill as a result of the Company's decision to consider the sale of Frontier.

  Salary and employee benefit expense increased 4.2%, from $6,797,000 in 1992 to $7,082,000 in 1993, due to lower deferred loan origination costs. At December 31, 1993, the Company had 199 full-time equivalent employees, compared to 198 employees at December 31, 1992.

  Occupancy expense decreased from $2,809,000 in 1992 to $2,578,000 in 1993, due to reduced space occupied by the Company.

  Equipment expense increased from $1,102,000 in 1992 to 1,241,000 in 1993, as the Company accelerated depreciation on data processing equipment that would not be in use in 1994 as a result of its decision to outsource data processing services.

  Professional fees increased $487,000, or 35.0%, in 1993 compared to 1992, due to increased legal fees associated with increased levels of nonperforming assets.

  Other miscellaneous expenses increased from $6,339,000 in 1992 to $8,060,000 in 1993. The significant increase in other miscellaneous expenses from 1992 to 1993 resulted from the write-off of goodwill, increased REO expense and legal costs, and higher FDIC assessment rates. See "Supervision and Regulation-- Premiums for Deposit Insurance." Other miscellaneous expenses in 1992 included a nonrecurring charge of $513,000 to decrease core deposit premiums related to the Westco acquisition. The Company wrote off the core deposit premium as an analysis of these deposits showed significant run off of Westco deposits due, in part, to the closing of a former Westco branch during 1992. As a result of the significant impairment of this intangible asset, the Company did not feel it was prudent to continue carrying such an asset in the financial statements.

 Provision For Loan Losses and Nonperforming Loans

  At December 31, 1993, the loan loss reserve increased to $14,313,000 compared to $3,854,000 at December 31, 1992. The ratio of the loan loss reserve to outstanding loans and leases at December 31, 1993 and 1992 was 5.35% and 1.24%, respectively.

  Loans past due 90 days or more and still accruing totaled $552,000 and $410,000, at December 31, 1993 and 1992, respectively. The decrease in loans past due 90 days and still accruing was primarily attributable to the placement of certain of these loans on nonaccrual status.

  At December 31, 1993, loans totaling $18,939,000 were on nonaccrual status, compared with nonaccrual loans of $2,464,000 at December 31, 1992.

  The Company had restructured loans in the amount of $348,000 at December 31, 1993, compared with $380,000 at December 31, 1992.

  Total nonperforming loans as a percent of total loans outstanding at December 31, 1993 and 1992 were 7.42% and 1.04%, respectively.

 Income Taxes

  The Company recorded income tax benefit of $3,233,000 in 1993, reflecting available carryback to tax years 1990 through 1992. Income tax expense totaled $571,000 for the year ended December 31, 1992. The effective combined tax rate for 1992 was 45.5%.

INFLATION

  The assets and liabilities of the Company, except for fixed assets, are virtually all monetary items. Since the Company maintains a small portion of its total assets in fixed assets, 0.7% at December 31, 1994 and 0.5% at December 31, 1993, respectively, the potential for inflated earnings resulting from understated depreciation charges is minimal. High inflation rates could impact other expense items, such as salaries and occupancy expense.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

  Liquidity management for banks requires that funds be available to pay all deposit withdrawals and maturing financial obligations and meet credit funding requirements promptly and fully in accordance with their terms. Over a very short time frame, for most banks, including the Banks, maturing assets provide only a limited portion of the funds required to pay maturing liabilities. The balance of the funds required is provided by liquid assets and the acquisition of additional liabilities, making liability management integral to liquidity management in the short term.

  The Banks maintain levels of liquidity that they consider adequate to meet their current needs. The Banks' principal sources of cash include incoming deposits, the repayment of loans and conversion of investment securities. When cash requirements increase faster than cash is generated, either through increased loan demand or withdrawal of deposited funds, the Banks can arrange for the sale of loan participations and liquidate investments and access their Federal Funds lines of credit with correspondent banks or other lines of credit with federal agencies. Ventura has credit totaling $5.0 million with an unaffiliated financial institution which enables it to borrow federal funds on an unsecured basis. In addition, the Banks have available lines of credit with the Federal Home Loan Bank of San Francisco equal to 15% of Ventura's assets and 10% of Frontier's assets which enables them to borrow funds on a secured basis. At December 31, 1994, the Banks where not obligated to any entity in connection with their federal funds lines of credit. In addition, the Banks could engage in other borrowings, including reverse repurchase agreements.

  Management of the Company has set a minimum liquidity level of 20% as a target. The Company's average liquid assets (cash and cash equivalents, federal funds sold, interest bearing deposits with other financial institutions and investment securities available for sale, less securities pledged as collateral and outgoing cash letters) as a percentage of average assets of the Company during 1994, 1993, and 1992 was 18.6%, 13.6%, and 15.1%, respectively. Average liquidity for 1994, 1993 and 1992, expressed as a percent of average liabilities, was 20.0%, 16.6% and 16.5%, respectively. From 1992 to 1994, the Company underwent significant balance sheet restructuring, as evidenced by the substantial reductions in assets, loans, and deposits, which accounts for the improved liquidity. The Company's strategic plan is to build its core business by generating and maintaining banking relationships with small and medium sized businesses, professional firms, and individuals within its market area. The loan to deposit ratios for the Company at December 31, 1994, 1993, and 1992 were 67.6%, 79.6%, and 88.3%.

  Although the Banks do not currently purchase brokered deposits, in the past, both Ventura and Frontier have, to a certain degree, funded growth in their assets through demand deposits of title and escrow companies and by the issuance of certificates of deposit to persons, including other financial institutions, not otherwise having banking relationships with the Banks. Such liabilities are potentially unstable sources of deposits because they are generally attracted to the financial institution based primarily upon the interest rate paid by the institution and the general financial condition of the institution and may be withdrawn on relatively short notice. Furthermore, the proceeds of such liabilities are generally invested in relatively low yielding short term investment securities rather than higher yielding loans. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow deposits and institutional deposits as a percentage of total deposits. Demand deposits owned by title and escrow companies represented 1.2% and 11.3% of total deposits at December 31, 1994 and 1993, respectively. Certificates of deposit held by other financial institutions represented 9.4% and 11.4% of total deposits at December 31, 1994 and 1993, respectively and brokered CDs represented 0% and 1.3% of total deposits at December 31, 1994 and 1993, respectively. There can be no assurances that the Company will be able to replace such deposits with core deposits in the future.

  Although liability management is the key to liquidity management in the short-term, long-term planning of both assets and liabilities is necessary to manage net yields. To the extent maturities of assets and liabilities do not match in a changing rate environment, net yields may be affected.

  Parent is a legal entity, separate and distinct from its subsidiaries, and it must separately meet its liquidity needs. Aside from raising capital on its own behalf or borrowing from outside sources, Parent may receive additional funds through dividends paid by, and fees from services provided to its subsidiaries. Future cash dividends paid to Parent by its subsidiaries will depend on each subsidiary's future profitability, capital requirements, restrictions imposed by regulatory agreements and other factors. See "Market Price of Common Stock and Dividends" and "Risk Factors--Dividend Restrictions." In addition, the Formal Agreement requires Ventura to seek reimbursement of $3.4 million in connection with interest paid to Parent on deposits of funds generated by commercial paper sales. See "Risk Factors--Regulatory Agreements and Capital Requirements." At December 31, 1994, Parent had notes payable in the amount of $125,000, scheduled to mature in December 1995, upon which Parent pays interest quarterly. Parent has sufficient cash available to meet its interest obligations during 1995. However, Parent does not presently have sufficient cash to repay the notes payable at maturity. A portion of the net proceeds of this Offering will be utilized to repay the notes payable at maturity. Should this Offering not be successful, Parent would attempt to renegotiate such notes. No assurances can be given that Parent would be successful in any such effort. See "Use of Proceeds."

RATE SENSITIVE ASSETS/RATE SENSITIVE LIABILITIES

  The objective of asset/liability management is to provide stable growth in net interest income while minimizing the impact on earnings due to changes in interest rates. To reduce exposures to interest rate fluctuations, the Company attempts to match its interest sensitive assets with its interest sensitive liabilities, and maintain the maturity and repricing of these assets and liabilities at appropriate levels. Rate sensitive assets and liabilities are those instruments on which interest rates can be adjusted within a short period of time. In recent years, assets and liabilities have become more interest rate sensitive as a result of deregulation and increased volatility in interest rates.

  One method the Company uses to monitor interest rate sensitivity is by attempting to match rate sensitive assets to rate sensitive liabilities over several time periods by using what is called GAP analysis. Set forth in the table below is the interest rate sensitivity or GAP position of the Company at December 31, 1994.

                                          DECEMBER 31, 1994
                           --------------------------------------------------
                                        OVER
                             LESS     ONE YEAR   OVER
                           THAN ONE   THROUGH    FIVE    NONINTEREST
                             YEAR    FIVE YEARS  YEARS     BEARING    TOTAL
                           --------  ---------- -------  ----------- --------
                                        (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks..  $     --   $    --   $    --    $11,442   $ 11,442
Interest-bearing deposits
 with other financial
 institutions............       694        --        --         --        694
Federal funds sold.......    27,000        --        --         --     27,000
Securities held-to-
 maturity................        --    14,922     4,286         --     19,208(1)
Securities available-for-
 sale....................    14,749     8,475     9,380         --     32,604(1)
Loans, net fixed rate....     9,489    15,989     4,277         --     29,755
Loans, net floating rate.   130,567        --        --      7,612    138,179
Noninterest bearing
 assets..................        --        --        --      8,312      8,312
Less loan loss reserve...        --        --        --     (8,261)    (8,261)
                           --------   -------   -------    -------   --------
  Total assets...........  $182,499   $39,386   $17,943    $19,105   $258,933
                           ========   =======   =======    =======   ========
LIABILITIES AND
SHAREHOLDER'S EQUITY
Noninterest bearing
 deposits................  $     --   $    --   $    --    $67,177   $ 67,177
Interest-bearing demand
 and savings deposits....    80,646        --        --         --     80,646
Time certificates of
 deposit.................    80,344     8,131        44         --     88,519
Notes payable............       125        --        --         --        125
Other liabilities........        --        --        --      2,236      2,236
Shareholders' equity.....        --        --        --     20,230     20,230(1)
                           --------   -------   -------    -------   --------
  Total liabilities and
   shareholders' equity..  $161,115   $ 8,131   $    44    $89,643   $258,933
                           ========   =======   =======    =======   ========
Interest rate-sensitivity
 gap.....................  $ 21,384   $31,255   $17,899
Cumulative interest rate-
 sensitivity gap.........  $ 21,384   $52,639   $70,538
Cumulative interest rate-
 sensitivity gap as a
 percent of total assets.       8.3%     20.3%     27.2%

- --------

(1) Excludes unrealized losses of $745,000 on securities available for sale and $433,000 on securities previously available for sale and transferred to securities held to maturity in 1994.

  At December 31, 1994, the Company had net repriceable assets (a "positive" gap) as measured at one year of 8.26% of total assets. The net repriceable assets over a five-year time horizon totalled approximately $52.6 or 20.3% of total assets. A positive gap implies that the Company is asset sensitive, and therefore subject to a decline in net interest income as interest rates decline. In a relatively stable interest rate environment that follows a rise in interest rates, variable rate liabilities will continue to reprice upward while variable rate assets, particularly those indexed to prime rate, remain relatively constant, thereby narrowing net interest margin. As interest rates decline, variable rate assets reprice at lower rates immediately, while the variable rate liabilities reprice gradually, resulting in a narrowing of the net interest margin. The 1994 results reflect the situation in which net interest margin grew as rates increased, whereas, the 1993 and 1992 results reflect the opposite situation, with declines in net interest margin as rates declined.

  To measure the earnings impact due to asset sensitivity, the Company has purchased software to simulate the effect of interest rate changes on the balance sheet. The Asset/Liability Committee ("ALCO") of the Company analyzes data produced by this software monthly to determine the most appropriate manner to counter interest rate risk. Based on the recommendations from ALCO, the Company has implemented strategies to counter the impact of changing interest rates, including the establishment of interest rate floors on 47% of the variable rate loans at December 31, 1994 to mitigate the effect on net interest margin if rates decline, and also by investing in fixed rate investment securities. Management believes that these strategies are effective in minimizing the impact on earnings from changes in interest rates.

CAPITAL RESOURCES

  The FDIC Improvement Act requires that for banks to be considered "well capitalized", they must maintain a leverage ratio of 5.0%, a Tier 1 capital ratio of 6.0% and a risk-based capital ratio of 10.0% and not be under a written agreement or capital directive. Banks will be considered "adequately capitalized" if they maintain a leverage ratio of 4.0%, a Tier 1 risk-based capital ratio of 4.0%, and a total risk-based capital ratio of 8.0%. The Consent Order and the Formal Agreement require the Banks to maintain capital ratios at levels substantially higher than the levels generally applicable to other national banks. Frontier is required to maintain a Tier 1 risk-based capital ratio of 9.50% and a leverage capital ratio of 7.00%. Ventura is required to maintain a Tier 1 risk-based capital ratio of 12.00% and a leverage capital ratio of 7.00%. See "Supervision and Regulation--Potential and Existing Enforcement Actions". Tier 1 capital consists primarily of common stock, retained earnings and perpetual preferred stock, less goodwill and other ineligible items. Tier 2 capital is comprised limited life preferred stock, subordinated debt and loan loss reserves limited to 1.25% of total risk weighted assets. Total risk-based capital is Tier 1 plus Tier 2 capital; however, at least 50% of total capital must be comprised of Tier 1 capital. The capital standards specify that assets, including certain off-balance items be assigned risk weights based on credit and liquidity risk which range from 0% risk weight for cash to 100% risk weight for commercial loans and certain other assets. The leverage ratio is Tier 1 capital to adjusted average assets. The Tier 1 capital ratio is Tier 1 capital to risk weighted assets. The total risk-based capital ratio is Tier 1 plus Tier 2 capital to risk weighted assets. The following sets forth the capital ratios for the Company and the Banks at December 31, 1994 and 1993.

                                             DECEMBER 31, 1994 DECEMBER 31, 1993
                                             ----------------- -----------------
      Company(1)
        Risk-based Capital Ratio............       12.61%             8.73%
        Tier 1 Capital Ratio................       11.32%             7.43%
        Leverage Ratio......................        7.53%             6.02%
      Ventura
        Risk-based Capital Ratio............       12.21%             7.83%
        Tier 1 Capital Ratio................       10.92%             6.52%
        Leverage Ratio......................        7.21%             5.49%
      Frontier(1)
        Risk-based Capital Ratio............       13.57%            11.31%
        Tier 1 Capital Ratio................       12.29%            10.03%
        Leverage Ratio......................        8.32%             7.30%

- --------

(1) In accordance with recent guidance from the Federal Financial Institutions Examination Council, regulatory capital includes $756,000, which represents a $792,000 cumulative effect adjustment to reduce the balance of SBA loans, a portion of which was offset by income recognized pursuant to generally accepted accounting principles. This amount is not reflected in the accompanying financial statements prepared in accordance with generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

  SFAS No. 109, "Accounting for Income Taxes," superseded SFAS No. 96, both of which changed the method of accounting for income taxes from the deferred method previously required by Accounting Principles Board Opinion No. 11, to the asset/liability method. The asset/liability method primarily emphasizes the valuation of current and deferred tax assets and liabilities. The asset/liability method focuses first on the balance sheet, and the amount of income tax expense is determined by changes in the elements of the balance sheet. The amount of income tax expense for a period is the amount of income taxes currently payable or refundable, plus or minus the change in aggregate deferred tax assets and liabilities. A deferred tax asset or liability is computed based on the differences between the book and tax bases of an asset or liability and the reversal of these differences in future years applying current tax laws. The Company adopted SFAS No. 96 as of January 1, 1990, but elected not to restate any prior periods. The effect of the change on total income tax provision was not significant. The Company adopted SFAS No. 109 as of January 1, 1992. The effect on the financial statements of adopting SFAS No. 109 was not material.

  In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of the Loan." SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement.A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, or by reference to an observable market price, or by determining that foreclosure is probable. SFAS No. 114 also clarifies the existing accounting for in-substance foreclosures by stating that a collateral-dependent real estate loan would be reported as real estate owned only if the lender had taken possession of collateral.

  SFAS No. 118 amended SFAS No. 114, to allow a creditor to use existing methods for recognizing interest income on an impaired loan. To accomplish that it eliminated the provisions in SFAS No. 114 that described how a creditor should report income on an impaired loan. SFAS No. 118 did not change the provisions in SFAS No. 114 that require a creditor to measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Although earlier application is encouraged, it is not required. SFAS No. 118 is effective concurrent with the effective date of SFAS No. 114. Although earlier application is encouraged, it is not required. The Company will adopt SFAS No. 114 during the first quarter of 1995 and management's preliminary studies reveal that the impact upon adoption should be immaterial.

  In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted SFAS No. 115 as of December 31, 1993. SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (1) debt securities for which the Company has the positive intent and ability hold to maturity are classified as held-to-maturity securities and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Accreted discounts and amortized premiums on investment securities are included as interest income, and unrealized gains or losses relating to holding or selling securities are calculated using the specific identification method.

  Effective January 1, 1994, the Company adopted the provisions of SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans." This SOP requires the Company to record compensation expense upon release of shares to employees at the current fair value of shares released. Prior to adoption of SOP 93-6, the Company recorded compensation expense for released shares based on the historical cost of the shares of $9.00. The adoption of SOP 93-6 had no effect on the reported results of operations of the Company, as the Company made no contributions to the ESOP during 1994, and no shares were released to participants.

                      VENTURA COUNTY NATIONAL BANCORP

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1994      1993
                          ------                            --------  --------
                                                            (IN THOUSANDS OF
                                                                DOLLARS)
Cash and cash equivalents.................................. $ 11,442  $ 15,943
Federal funds sold.........................................   27,000    18,000
Interest-bearing deposits with other financial
 institutions..............................................      694     2,180
Securities available-for-sale, at market (cost of $32,604
 and $40,897, respectively)................................   31,859    40,775
Securities held-to-maturity, at cost (market value of
 $17,963 in 1994)..........................................   18,775       --
Loans and leases, net of unearned income...................  167,934   267,514
Less loan loss reserve.....................................    8,261    14,313
  Net Loans and Leases.....................................  159,673   253,201
Premises and equipment, net................................    1,917     1,687
Other assets...............................................    6,395     8,743
                                                            --------  --------
  Total Assets............................................. $257,755  $340,529
           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
Deposits:
  Non-interest-bearing demand.............................. $ 67,177  $ 99,502
  Interest-bearing demand and savings......................   80,646   101,224
  Time.....................................................   88,519   117,563
                                                            --------  --------
  Total Deposits...........................................  236,342   318,289
Notes payable..............................................      125       125
Other liabilities..........................................    2,236     1,745
                                                            --------  --------
  Total Liabilities........................................  238,703   320,159
Commitments and Contingencies:
Shareholders' Equity:
  Contributed Capital, including common stock of no par
   value. Authorized 20,000,000 shares; issued 6,333,835 in
   1994 and in 1993........................................   30,949    30,949
  Unrealized loss on securities............................   (1,178)     (122)
  Retained deficit.........................................  (10,719)  (10,457)
                                                            --------  --------
  Total Shareholders' Equity...............................   19,052    20,370
                                                            --------  --------
  Total Liabilities and Shareholders' Equity............... $257,755  $340,529
                                                            ========  ========

                See notes to consolidated financial statements.

                      VENTURA COUNTY NATIONAL BANCORP

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                     --------------------------
                                                      1994      1993     1992
                                                     -------  --------  -------
                                                     (IN THOUSANDS OF DOLLARS
                                                         EXCEPT PER SHARE
                                                             AMOUNTS)
Interest Income
  Loans and leases.................................. $18,740  $ 23,190  $26,892
  Deposits with financial institutions..............      67       263      256
  Investment securities.............................   2,169     1,916    1,178
  Federal funds sold................................   1,160       542      625
                                                     -------  --------  -------
    Total Interest Income...........................  22,136    25,911   28,951
                                                     =======  ========  =======
Interest Expense
  Deposits..........................................   6,253     8,372   10,336
  Other borrowings..................................      15       627    1,029
                                                     -------  --------  -------
    Total Interest Expense..........................   6,268     8,999   11,365
                                                     -------  --------  -------
  Net Interest Income...............................  15,868    16,912   17,586
  Provision for loan losses.........................   3,825    16,213    3,404
                                                     -------  --------  -------
    Net Interest Income After Provision for Loan
     Losses.........................................  12,043       699   14,182
                                                     =======  ========  =======
Other Income
  Service charges on deposit accounts...............   1,217     1,521    1,359
  Loan fees.........................................     470     1,192    1,563
  Miscellaneous fees................................     354       590      631
  Gain on sale of loan servicing rights.............   1,443       --        46
  Gain on sale of SBA loans.........................     305       386      875
  Other.............................................     275     1,131    1,038
                                                     -------  --------  -------
    Total Other Income..............................   4,064     4,820    5,512
                                                     =======  ========  =======
Other Expense
  Salaries and employee benefits....................   6,423     7,082    6,797
  Net occupancy.....................................   2,087     2,578    2,809
  Equipment.........................................     830     1,241    1,102
  Professional services.............................   1,928     1,878    1,391
  Other.............................................   4,816     8,060    6,339
                                                     -------  --------  -------
    Total Other Expense.............................  16,084    20,839   18,438
                                                     =======  ========  =======
  Income (Loss) Before Income Taxes.................      23   (15,320)   1,256
  Income Taxes......................................     285    (3,233)     571
                                                     -------  --------  -------
  Net Income (Loss)................................. $  (262) $(12,087) $   685
                                                     =======  ========  =======
Per share:
  Net Income (Loss).................................    (.04) $  (2.15) $   .12
                                                     =======  ========  =======


                See notes to consolidated financial statements.

                      VENTURA COUNTY NATIONAL BANCORP

        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                             RETAINED
                            SHARES    CONTRIBUTED  LOSS ON   EARNINGS
                          OUTSTANDING   CAPITAL   SECURITIES (DEFICIT)   TOTAL
                          ----------- ----------- ---------- ---------  --------
                          (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARES OF STOCK)
Balance at January 1,
 1992...................   5,282,301    $26,941    $   (53)  $  2,291   $ 29,179
  Net Income--1992......         --         --         --         685        685
                           ---------    -------    -------   --------   --------
Increase in unrealized
 loss on securities.....         --         --         (73)       --         (73)
Decrease in unearned
 compensation related to
 ESOP...................         --         572        --         --         572
Stock options exercised.      15,263         25        --         --          25
Stock Dividend..........     316,691      1,346        --      (1,346)       --
                           ---------    -------    -------   --------   --------
Balance at December 31,
 1992...................   5,614,255    $28,884    $  (126)  $  1,630   $ 30,388
  Net Loss--1993........         --         --         --     (12,087)   (12,087)
Decrease in unrealized
 loss on securities.....         --         --           4        --           4
Decrease in unearned
 compensation related to
 ESOP...................         --         635        --         --         635
Sale of common stock....     719,580      1,430        --         --       1,430
                           ---------    -------    -------   --------   --------
Balance at December 31,
 1993...................   6,333,835    $30,949    $  (122)  $(10,457)  $ 20,370
  Net Loss--1994........         --         --         --        (262)      (262)
Increase in unrealized
 loss on securities.....         --         --      (1,056)       --      (1,056)
Balance at December 31,
 1994...................   6,333,835    $30,949    $(1,178)  $(10,719)  $ 19,052
                           =========    =======    =======   ========   ========



                See notes to consolidated financial statements.

                      VENTURA COUNTY NATIONAL BANCORP

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1994      1993      1992
                                                   --------  --------  --------
                                                   (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................  $   (262) $(12,087) $    685
Adjustments to reconcile net income (loss) to
 cash flows (applied to) provided by operating
 activities:
 Depreciation and amortization...................       739     2,446     1,692
 Provision for loan losses.......................     3,825    16,213     3,404
 Change in deferred loan fees....................      (250)     (271)      122
 Accretion of investment discount, net of
  amortization of investment premium.............        39       322       (36)
 Loss on sale of investment securities available
  for sale.......................................       195       --        --
 Gain on sale of investment securities...........       --        (56)      --
 Gain on sale of loan servicing rights...........    (1,443)      --        (46)
 Gain on sale of merchant card portfolio.........      (174)      --        --
 Gain on sale of SBA loans.......................      (305)     (386)     (875)
 Gain on sale of fixed assets....................        (9)      (11)      (26)
 (Gain)/loss on sale of REO......................      (511)       (1)      346
 REO write-downs.................................       959     1,408       --
 Provision for deferred income taxes.............    (1,200)   (1,133)     (261)
 Change in other assets..........................    (2,465)   (1,515)   (1,937)
 Change in other liabilities.....................       491      (427)    1,142
 Decrease in deferred compensation related to
  ESOP...........................................       --        635       572
                                                   --------  --------  --------
 Net Cash (Applied To) Provided By Operating
  Activities.....................................      (371)    5,137     4,782
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investment securities.....       --     44,930       --
Proceeds from sales of investment securities
 available-for-sale..............................     8,732       --        --
Proceeds from maturities of investment
 securities......................................       --     31,834    12,913
Proceeds from maturities of investment securities
 held-to-maturity................................     3,466       --        --
Proceeds from maturities of investment securities
 available-for-sale..............................     2,625       --        --
Purchase of investment securities................       --    (84,633)  (32,528)
Purchase of investment securities held-to-
 maturity........................................    (3,194)      --        --
Purchase of investment securities available-for-
 sale............................................   (22,778)      --        --
Purchase of premises and equipment...............      (996)     (373)     (483)
Proceeds from sale of premises and equipment.....        36       366        56
Payoff of senior obligations on REO..............       --        --     (1,377)
Proceeds from sale of REO properties.............     5,345       833     1,130
Net change in loans..............................    80,589    39,376   (15,207)
Proceeds from the sale of SBA loans..............       513       605     1,131
Proceeds from the sale of non-performing loans...     9,056       --        --
Change in Federal funds sold.....................    (9,000)  (18,000)   10,800
Change in deposits with other financial
 institutions....................................     1,486     4,955    (5,053)
Proceeds from sale of loan servicing rights......     1,763       --         46
Proceeds from sale of merchant card portfolio....       174       --        --
                                                   --------  --------  --------
 Net Cash Provided By (Applied To) Investing
  Activities.....................................    77,817    19,893   (28,572)
CASH FLOWS FROM FINANCING ACTIVITIES
Change in demand and savings deposits............   (52,903)   (6,070)   18,781
Change in time deposits..........................   (29,044)  (24,228)    5,320
Change in short-term borrowings..................       --    (16,860)    9,842
Issuance of common stock.........................       --      1,430        25
Repayment of note payable........................       --     (2,188)     (572)
Issuance of notes payable........................       --        125       --
 Net Cash (Applied To) Provided By Financing
  Activities.....................................   (81,947)  (47,791)   33,396
 Net (Decrease) Increase In Cash and Cash
  Equivalents....................................    (4,501)  (22,761)    9,606
Cash and Cash Equivalents at Beginning of Year...    15,943    38,704    29,098
                                                   --------  --------  --------
Cash and Cash Equivalents at End of Year.........  $ 11,442  $ 15,943  $ 38,704
                                                   ========  ========  ========

                See notes to consolidated financial statements.

                     VENTURA COUNTY NATIONAL BANCORP

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

  Ventura County National Bank, a national banking organization (VCNB), was organized on February 17, 1982 and commenced business on October 25, 1982. Ventura County National Bancorp (separately "Ventura," and with its subsidiaries on a consolidated basis, the "Company") was organized and incorporated on February 22, 1984 for the purpose of becoming a bank holding company by acquiring all of the outstanding common stock of VCNB. Accordingly, on September 12, 1984, all of the Shareholders of VCNB exchanged their common stock for an equal number of shares of the Company's common stock.

  During 1989, the Company acquired all of the outstanding shares of Frontier Group, Incorporated, the parent holding company of Frontier Bank, N. A., in exchange for cash. The acquisition was accounted for as a purchase.

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

  VCNB conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles. VCNB's four branch offices are positioned in Ventura, Camarillo, Oxnard, and Westlake Village. Frontier is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County. Ventura's headquarters are located in Oxnard, California.

NOTE 2. ACCOUNTING POLICIES

  The Company and its subsidiaries follow generally accepted accounting principles and reporting practices applicable to the banking industry, the most significant of which are summarized below:

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

 Investment Securities

  In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard in its financial statements as of December 31, 1993. SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: 1) debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;
2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

                      VENTURA COUNTY NATIONAL BANCORP

  Consistent with the provisions of No. SFAS 115, the Company classified its investment securities as available for sale upon adoption at December 31, 1993, and recorded an unrealized loss of $122,000, net of tax effect. No portion of such unrealized losses was previously recognized in operating results prior to the adoption of SFAS No. 115. Prior to the adoption of SFAS No. 115, all investment securities were stated at cost, with the exception of investments in mutual funds, which were deemed equity investments, with adjustments to lower of cost or market being recorded as a component of equity. During 1994, the Company purchased securities which were classified as either available for sale or held to maturity categories at the time of purchase, based on management's intent and ability to hold certain securities to maturity. Previously recorded unrealized losses of $433,000 on securities transferred from held to maturity to available for sale during 1994 are being amortized over the securities' remaining lives. Ventura had no trading securities at December 31, 1993 or 1994. Mortgage-backed securities consist entirely of Federal Home Loan Mortgage Corporation (FHLMC) backed securities; there are no stuctured notes, CMOs, or other derivative products in the investment portfolio.

  Accreted discounts and amortized premiums on investment securities are included in interest income, and unrealized and realized gains or losses relating to holding or selling securities are calculated using the specific identification method.

 Interest and Fees on Loans

  Interest on loans is accrued and credited to operations based on the principal amount outstanding, except that accruals are normally discontinued whenever payment of principal or interest is in doubt. When a loan is classified as non-accrual, all previously accrued interest is reversed. Loan origination fees and initial direct costs of loan origination are deferred and amortized over the life of the loan as an adjustment of yield throughout the life of the related loan. Such fees and costs related to loans held for sale are deferred and recognized in income as a component of gain on sale of loans when the related loans are sold.

 Gains on Sale of SBA Loans and Servicing Income

  Gains on sale of the guaranteed portion of SBA Loans are recognized to the extent sales proceeds less amounts necessary to provide required yield enhancement to the Company for retaining the unguaranteed portion of the loan exceed the carrying value of the guaranteed portion sold. Gains are determined using the specific identification method for loans sold and are deferred for 90 days (the recourse period), at which time they are recorded as Other Income.

  The Company sells SBA loans with servicing retained. At the time of the sale, an evaluation is made of the contractual servicing fee which is represented by the differential between the contractual interest rate of the loan and the interest rate payable to the investor. The present value of the amount by which the contractual servicing fee exceeds a nornal servicing fee, or the Company's cost of servicing such loans plus a normal profit, whichever is greater, after evaluation of estimated prepayments on such loans, is considered to be an adjustment of the sales proceeds, which in turn increases the gain recognized at the time of the sale. Such gains are only recognized to the extent they do not exceed the amount deferred as yield enhancement on the unguaranteed portion of the SBA loan sold. The resultant amount of deferred loan sales proceeds is amortized using a method which approximates a level yield over the estimated remaining lives of such loans. The contractual servicing fee is recognized as income over the lives of the related loans, net of the estimated normal amortization of the deferred loan sales proceeds. Loan servicing costs are charged to expense as incurred. When actual loan repayment experience differs from original estimates, amortization is adjusted accordingly through operations.

                      VENTURA COUNTY NATIONAL BANCORP

 Loan Loss Reserve

  The loan loss reserve is maintained at a level believed adequate by management to absorb potential losses on the loan and lease portfolios. Management's determination of that adequacy is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, composition of the portfolio and other relevant factors. In addition, regulatory authorities have recently required many California financial institutions to substantially increase their loan loss reserve in recognition of the inherent risk in the existing economic environment. Management also considers this factor in calculating the loan loss reserve. Although management believes the level of the loan loss reserve as of December 31, 1994 is adequate to absorb losses inherent in the loan portfolio, additional declines in the local economy may result in increasing losses that cannot be reasonably predicted at this time. The reserve is increased by provisions for loan losses charged against income. Loans and leases are charged against the loan loss reserve when management determines that collectibility of the principal is unlikely. Recoveries on loans previously charged off are credited to the reserve.

  In May, 1993, the Financial Accounting Standards Board issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement.

  A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, or by reference to an observable market price, or by fair value of collateral, if collateral dependent . SFAS No. 114 also clarifies the existing accounting for in-substance foreclosures by stating that a collateral-dependent real estate loan would be reported as real estate owned only if the lender had taken possession of collateral. SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Although earlier application is encouraged, it is not required. The Company will adopt SFAS No. 114 on January 1, 1995. The Company's preliminary study of loan impairment under SFAS 114 revealed that the impact upon adoption is not anticipated to be material to the financial statements.

  SFAS No. 118 amended SFAS No. 114, to allow a creditor to use existing methods for recognizing interest income on an impaired loan. It eliminated the provisions in SFAS No. 114 which described how a creditor should report income on an impaired loan. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 118 is effective concurrent with the effective date of SFAS No. 114, for financial statements issued for fiscal years beginning after December 15, 1994.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation. The provisions for depreciation are generally computed on a straight-line basis, based upon the term of the lease or the estimated useful life of the related asset. Leasehold improvements are amortized over an average life of approximately eleven years, or the lease term, whichever is shorter. Furniture, fixtures and equipment are amortized over an average life of 5 years.

 Real Estate Owned

  Real estate acquired through foreclosure or deed-in-lieu-of foreclosure, is carried at cost or fair value less estimated costs to sell, whichever is lower. At the time of acquisition, any excess of cost over fair value is charged to the loan loss reserve. Gains and losses realized on sale are included in other income or expense, respectively, in the consolidated statements of operations.

                      VENTURA COUNTY NATIONAL BANCORP

 Income Taxes

  The financial statements reflect the adoption in 1992 of the liability method of accounting as prescribed by Statement of Financial Accounting Standards
(SFAS) No. 109, which superseded SFAS No. 96. The effect on the financial statements of adopting SFAS No. 109 was not material.

 Income (Loss) Per Share

  Income (Loss) per share data is computed using the weighted-average number of shares of common stock and common stock equivalents outstanding. Stock options and warrants are considered to be common stock equivalents, except when their effect is antidilutive. Shares of Common Stock held by the Trustee of the Employee Stock Ownership Plan, in suspense as collateral for a loan, are not accounted for as common stock equivalents until such time as they are released to participants. The weighted-average number of shares outstanding has been retroactively adjusted for stock dividends and stock splits. The weighted-average number of shares used to compute income per share were 6,333,835, 5,635,941 and 5,610,792 in 1994, 1993 and 1992, respectively.

 Servicing Rights

  For the years ended December 31, 1992 and 1993, and for the first half of 1994, the cost of acquired loan servicing rights was capitalized and amortized over the estimated remaining term of the underlying loan portfolio. During May, 1994, the Company sold its mortgage loan servicing department and the related capitalized loan servicing rights.

 Reclassifications

  Certain reclassifications have been made to 1993 and 1992 amounts to conform to 1994 presentation.

NOTE 3. STATEMENT OF CASH FLOWS

  For the years ended December 31, 1994, 1993 and 1992, the Company paid approximately $6,276,000, $9,124,000 and $11,445,000 in interest and $nil,
$300,000 and $1,155,000 in income taxes, respectively. The Company acquired $6,197,000,$664,000 and $6,508,000 in real estate owned through foreclosures during the years ended December 31, 1994, 1993 and 1992, respectively. No loans were extended to buyers of Company-owned real estate during the year ended December 31, 1994. Loans of $603,000 were extended to buyers of Company-owned real estate during the year ended December 31, 1993. Securities with an amortized cost totaling $16,263,000, and with a fair value of $15,830,000, at December 31, 1994 were transferred from the available for sale to the held to maturity category during 1994.

NOTE 4. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

  The Company is required to maintain cash reserve balances on transaction accounts and non-personal time deposits with the Federal Reserve Bank. These reserve requirements can be offset by cash balances held at the Company. The average amount of these reserve balances for the year ended December 31, 1994 was $2,475,000.

NOTE 5. INVESTMENT SECURITIES

  As a result of a temporary decline in the market value of securities-available-for-sale, the Company recorded unrealized losses totaling $1,178,000 and $122,000, which are included in shareholders' equity on the consolidated balance sheet at December 31, 1994 and 1993, respectively. Several mortgage-backed securities with a market value of $16,724,000 and an amortized cost of $17,196,000, at the time of transfer, were transferred from the available for sale to the held to maturity. Previously recorded unrealized losses with a balance of $433,000 at December 31, 1994 are included in shareholder's equity and are being amortized over the securities' remaining lives. The decline in the market value of the portfolio reflects the current interest rate environment; such decline is deemed temporary in nature. Accreted discounts and amortized premiums on investment securities are included in interest income. Unrealized and realized gains and losses related to holding or selling securities are calculated using the specific identification method.

                      VENTURA COUNTY NATIONAL BANCORP

  FHLB stock of $1,067,000 at December 31, 1994 is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities held-to-maturity carried at amortized cost of approximately $4,390,000, and with a fair value of $4,264,000, on December 31, 1994 were pledged as required by law.

  The amortized cost basis, gross unrealized holding gains and losses and estimated market values of securities-available-for-sale at December 31, 1994 were as follows:

                         SECURITIES AVAILABLE-FOR-SALE

                                                     GROSS      GROSS
                                                   UNREALIZED UNREALIZED
                                         AMORTIZED  HOLDING    HOLDING   MARKET
      1994                                 COST      GAINS      LOSSES    VALUE
      ----                               --------- ---------- ---------- -------
                                                (IN THOUSANDS OF DOLLARS)
      U.S. Government securities........  $22,935   $   --       $229    $22,706
      Mortgage-backed securities........    8,067       --        516      7,551
      Federal Reserve Bank and
       FHLB Stock.......................    1,602       --        --       1,602
                                          -------   -------      ----    -------
        Total...........................  $32,604   $   --       $745    $31,859
                                          =======   =======      ====    =======

  The amortized cost, gross unrealized gains and losses and estimated market value of securities held-to-maturity at December 31, 1994 are as follows:

                        SECURITIES HELD-TO-MATURITY

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED MARKET
      1994                                 COST      GAINS      LOSSES    VALUE
      ----                               --------- ---------- ---------- -------
                                                (IN THOUSANDS OF DOLLARS)
      U.S. Government securities........  $ 1,250   $   --       $ 28    $ 1,222
      Mortgage-backed securities........   17,525       --        784     16,741
                                          -------   -------      ----    -------
        Total...........................  $18,775   $   --       $812    $17,963
                                          =======   =======      ====    =======

  Securities available-for-sale as of December 31, 1993 included Federal Reserve Bank stock carried at $588,000, which approximates market. FHLB stock of $1,712,000 at December 31, 1993 is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities available for sale carried at approximately $4,142,000 and with a market value of $4,130,000 at December 31, 1993 were pledged as required by law.

  The amortized cost, gross unrealized holding gains and losses and estimated market values of securities available-for-sale at December 31, 1993 are as follows:

                         SECURITIES AVAILABLE-FOR-SALE

                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED MARKET
      1993                                COST      GAINS      LOSSES    VALUE
      ----                              --------- ---------- ---------- -------
                                               (IN THOUSANDS OF DOLLARS)
      Mortgage-backed securities.......  $38,597     $56        $178    $38,475
      Federal Reserve Bank and FHLB
       Stock...........................    2,300     --          --       2,300
                                         -------     ---        ----    -------
        Total..........................  $40,897     $56        $178    $40,775
                                         =======     ===        ====    =======

                      VENTURA COUNTY NATIONAL BANCORP

  Losses from the sale of available for sale debt securities in 1994 were $195,000. Net gains from the sale of debt and equity securities in 1993 were $56,000. No investment securities were sold during 1992.

  At December 31, 1994, the average life of mortgage-backed securites classified as available-for-sale was approximately 3.5 years, and the average maturity was approximately 10 years. At December 31, 1994, the scheduled maturities of debt securities available for sale were as follows:

                                                                 AMORTIZED     MARKET
                                                                    COST        VALUE
                                                               --------------------------
                                                               (IN THOUSANDS OF DOLLARS)

 Within one year                    U.S. Goverment
                                    Obligations.............   $     14,707 $     14,648

 After one year through five years  U.S. Goverment
                                    Obligations.............          8,228        8,058

 After five years through ten years Mortgage-backed
                                    Securities..............          8,067        7,551
                                                                ------------ ------------
    Total....................................................   $     31,002 $     30,257
                                                                ============ ============

  At December 31, 1994, the scheduled maturities of debt securities held to maturity were as follows:

                                                                 AMORTIZED     MARKET
                                                                   COST         VALUE
                                                               --------------------------
                                                               (IN THOUSANDS OF DOLLARS)

 After one year through five years  Mortgage-backed
                                    Securities..............    $     13,696 $     12,992

                                    U.S. Goverment Obliga-
                                     tions..................           1,250        1,222

 After five years through ten years Mortgage-backed
                                    Securities..............           3,829        3,749
                                                                ------------ ------------
    Total....................................................   $     18,775 $     17,963
                                                                ============ ============

NOTE 6. LOANS AND LEASES

  The following is a summary of the loan and lease portfolio on December 31:

                                                                1994     1993
                                                              -------- --------
                                                              (IN THOUSANDS OF
                                                                  DOLLARS)
      Commercial, financial and agricultural................. $138,193 $197,384
      Real estate--Mortgage..................................   11,993   31,202
      Real estate--Construction..............................    7,734   23,559
      Installment............................................    9,897   14,961
      Lease financing........................................      129      447
                                                              -------- --------
        Subtotal.............................................  167,946  267,553
      Less unearned income...................................       12       39
                                                              -------- --------
        Loans and leases, net of unearned income............. $167,934 $267,514
                                                              ======== ========

  Included in the loan portfolio are loans on which the Company has ceased the accrual of interest or renegotiated the terms to provide for a reduction or deferral of interest. At December 31, 1994 and 1993, such loans amounted to approximately $7,614,000 and $19,287,000, respectively. Interest foregone on nonaccrual loans in 1994, 1993 and 1992 totaled $1,609,000, $2,214,000 and
$728,000, respectively.

                      VENTURA COUNTY NATIONAL BANCORP

 Loan Loss Reserve

  Following is a summary of the activity in the loan loss reserve:

                                                        1994     1993     1992
                                                       -------  -------  ------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
      Balance at beginning of year.................... $14,313  $ 3,854  $2,845
      Provision charged to expense....................   3,825   16,213   3,404
      Loans charged off(1)............................ (10,439)  (6,191) (2,543)
      Recoveries on loans previously charged off......     562      437     148
      Balance at end of year.......................... $ 8,261  $14,313  $3,854

- --------

(1) $5.0 million of total Charge-offs for the year ended December 31, 1994 were due to the discounted sale of $14.1 million in non-performing loans.

NOTE 7. PREMISES AND EQUIPMENT

  Following is a summary of the premises and equipment accounts at December 31:

                                                           1994         1993
                                                       ------------ ------------
                                                       (IN THOUSANDS OF DOLLARS)
      Leasehold improvements.........................  $      1,962 $      1,949
      Furniture, fixtures and equipment..............         4,723        4,214
                                                       ------------ ------------
                                                              6,684        6,163
                                                       ============ ============
      Less accumulated depreciation and amortization.         4,767        4,476
                                                       ------------ ------------
      Premises and equipment, net....................  $      1,917 $      1,687
                                                       ============ ============

  Depreciation and amortization expense related to property and leasehold improvements was $739,000, $948,000 and $1,555,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 8. REAL ESTATE OWNED

  At December 31, 1994 and 1993, other assets include approximately $2,346,000 and $2,229,000, respectively, of real estate owned. Additionally, at December 31, 1994, other assets include approximately $878,000 of other foreclosed personalty.

NOTE 9. TIME CERTIFICATES OF DEPOSIT, OTHER SHORT-TERM BORROWINGS AND INTEREST EXPENSE

  The following summarizes time certificates of deposit outstanding at December 31:

                                                         1994         1993
                                                     ------------ -------------
                                                     (IN THOUSANDS OF DOLLARS)
      Time certificates of deposit under $100,000... $     63,186 $      74,830
      Time certificates of deposit, $100,000 and
       over.........................................       25,333        42,733
                                                     ------------ -------------
        Total....................................... $     88,519 $     117,563
                                                     ============ =============

  The Company terminated the issuance of commercial paper and retired advances from the Federal Home Loan Bank in December, 1993. During 1994, the Company made immaterial borrowings on its FHLB advance line and repaid them promptly.

                      VENTURA COUNTY NATIONAL BANCORP

  Interest expense relating to deposits and other borrowed funds for each of the three years ended December 31 is as follows:

                                                            1994   1993   1992
                                                           ------ ------ -------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      Time certificates of deposit under $100,000......... $2,638 $3,337 $ 3,839
      Time certificates of deposit, $100,000 and over.....  1,254  2,178   3,144
      Other deposits......................................  2,361  2,857   3,353
      Short-term borrowings...............................      6    515     856
      Note payable........................................      9    112     173
                                                           ------ ------ -------
        Total Interest Expense............................ $6,268 $8,999 $11,365
                                                           ====== ====== =======

NOTE 10. OTHER INCOME AND OTHER EXPENSES

  December 31, 1994, 1993, and 1992 other loan fee income includes net mortgage servicing fees of $317,000, $618,000 and $812,000, respectively, and other loan processing fees and late charges. Miscellaneous fees include credit card fee income and other account servicing fees. The "other" category of other income includes the gain on the sale of the merchant card portfolio of $174,000 in 1994. Other income for 1994, 1993 and 1992, includes net gains related to the sale of mortgage loans of $272,000, $1,076,000 and $994,000 for the years ended December 31, 1994, 1993 and 1992, respectively, in addition to net losses on the sale of securities and fixed assets.

  The following is included in other expenses in the accompanying consolidated statements of operations at December 31:

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      FDIC assessments.................................... $  878 $  921 $  789
      Office supplies and office expense..................    612    800  1,000
      Real estate owned...................................    641  1,733    479
      Business development and advertising................    364    271    371
      Appraisal fees......................................    309    257     57
      Customer services...................................    286    382    687
      Courier service.....................................    280    255    256
      Amortization of goodwill............................    --   1,266    105
      Amortization of core deposits.......................    --     --     513
      Other...............................................  1,446  2,175  2,082
                                                           ------ ------ ------
        Total Other Expenses.............................. $4,816 $8,060 $6,339
                                                           ====== ====== ======

                      VENTURA COUNTY NATIONAL BANCORP

NOTE 11. INCOME TAXES

  The components of consolidated income tax (benefit) expense, for the three years ended December 31, 1994 are as follows:

                                                          1994    1993    1992
                                                         ------  -------  -----
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Current:
        Federal......................................... $ (923) $(2,100) $ 610
        State...........................................      8      --     222
                                                         ------  -------  -----
                                                         $ (915) $(2,100) $ 832
                                                         ======  =======  =====
      Deferred:
        Federal......................................... $1,202  $(1,352) $(193)
        State...........................................     (2)     219    (68)
                                                         ------  -------  -----
                                                          1,200   (1,133)  (261)
                                                         ======  =======  =====
                                                         $  285  $(3,233) $ 571
                                                         ======  =======  =====

  Deferred income taxes for 1994, 1993 and 1992 reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

  Principal items making up the deferred income tax provisions follow.

                                                          1994    1993    1992
                                                         ------  -------  -----
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Financial statement income from leases different
       from amounts recognized for tax.................  $   18  $   (93) $(134)
      Depreciation recognized for tax different from
       amount recognized for financial statement
       depreciation....................................      86     (162)   (33)
      Financial statement bad debt deduction different
       than tax bad debt deduction.....................   1,477   (2,488)  (378)
      Financial statement deferred loan fees and costs
       different from amounts recognized for tax.......    (293)      79    135
      Prepaid expense recognized for tax different from
       amounts recognized for financial statement
       purposes........................................     (34)     --     293
      Financial statement other real estate owned
       deduction different from tax other real estate
       owned deduction.................................      78     (629)   --
      State income tax benefit recognized for tax
       different from amounts recognized for financial
       statement purposes..............................    (413)    (416)   --
      Other items, net.................................     261      (52)  (144)
      Less: net deferred tax valuation allowance.......      20    2,628    --
                                                         ------  -------  -----
                                                         $1,200  $(1,133) $(261)
                                                         ======  =======  =====

                      VENTURA COUNTY NATIONAL BANCORP

  The reasons for the difference between income tax benefit and expense and the amount computed by applying the statutory Federal income tax rate to the loss or income before income taxes are as follows:

                                                             1994   1993    1992
                                                             ----  -------  ----
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      35% of pre-tax (loss) income.........................  $  8  $(5,362) $440
      State income taxes, net of Federal Tax benefit.......     4   (1,686)   91
      Goodwill and other...................................    (6)     771    40
      State income tax limitation of net operating loss....   259      416   --
      Provision for deferred tax asset valuation allowance.    20    2,628   --
                                                             ----  -------  ----
                                                             $285  $(3,233) $571
                                                             ====  =======  ====

  Net deferred tax asset and liabilities reflect the cumulative inventory of "temporary differences" resulting from the differences of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations which will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively. As of December 31, 1994 the Company's gross deferred assets, deferred liabilities, and tax asset valuation allowance totaled $3,916,000, $801,000 and $3,115,000, respectively as compared to gross deferred assets, deferred liabilities, and tax asset valuation allowance of $4,978,000, $995,000 and $2,783,000, respectively, as of December 31, 1993.

  At December 31, the principal items making up the net deferred income tax (assets) and liabilities are as follows:

                                                        1994          1993
                                                    ------------  ------------
                                                    (IN THOUSANDS OF DOLLARS)
      Financial statement income from leases dif-
       ferent from amounts recognized for tax.....  $          0  $         (9)
      Depreciation recognized for tax different
       from amount recognized for financial state-
       ment depreciation..........................           434           164
      Financial statement bad debt deduction dif-
       ferent than tax bad debt deduction.........        (2,276)       (3,182)
      Financial statement deferred loan fees and
       costs different from amounts recognized for
       tax........................................           294           652
      Prepaid expense recognized for tax different
       from amounts recognized for financial
       statement purposes.........................            73           179
      Financial statement other real estate owned
       deduction difference from tax other real
       estate owned deduction.....................          (136)         (629)
      Financial statement occupancy expense deduc-
       tion difference from tax occupancy expense
       deduction..................................          (390)         (406)
      State income tax benefit recognized for tax
       different from amounts recognized for fi-
       nancial statement purposes.................          (393)         (416)
      Other items, net............................          (254)         (288)
      Unrealized loss on available for sale secu-
       rities.....................................          (467)          (48)
      Less: net deferred tax valuation allowance..         3,115         2,783
                                                    ------------  ------------
      Net deferred tax asset......................  $          0  $     (1,200)
                                                    ============  ============

  The net deferred tax asset for the year ended December 31, 1993, is included in other assets of the consolidated balance sheets.

                     VENTURA COUNTY NATIONAL BANCORP

NOTE 12. COMMON STOCK AND STOCK OPTIONS

  On February 20, 1992, the Company declared a 6% stock dividend for Shareholders of record on March 9, 1992. The weighted average number of shares outstanding at December 31, 1992 has been restated to reflect the 6% stock dividend in 1992.

  Under a stock option plan approved by the Board of Directors in 1982, options have been granted to key personnel for a term of ten years exerciseable at 25% annually at the fair market value at the date of grant. During 1991, the Company's Board of Directors adopted the Ventura County National Bancorp 1991 Stock Option Plan (1991 Plan). The 1991 Plan provides that incentive stock options be granted to full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years exerciseable at 20% annually at the fair market value at the date of the grant. The 1991 Plan also provides that non-qualified stock options be granted to directors, key full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years, exerciseable at 25% annually at the fair market value at the date of grant.

  Under the 1982 stock option plan, there were 21,813, 46,741 and 49,648 options outstanding at December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, there were 4,362 shares which were exercisable under the 1982 stock option plan at a price of $4.81 per share. During 1991, 46,640 options were granted while no options were granted during 1992, 1993, and 1994. During 1992, 15,263 options were exercised, while no options were exercised during 1994, 1993 or 1991. In 1994, 1993 and 1992 respectively, 24,928, 2,907 and 59,104 options expired.

  Under the 1991 Plan, there were 171,588, 167,418 and 136,730 options outstanding at December 31, 1994, 1993 and 1992, respectively, which are exerciseable at prices ranging from $2.13 to $6.84 per share. During 1994, 1993 and 1992, 25,000, 104,888 and 9,000 options were granted, respectively. At December 31, 1994, 69,955 of these options were exerciseable. Option prices and number of shares under option have been restated for stock dividends and stock splits. A total of 20,830 and 74,200 options were canceled in 1994 and 1993.

  In October 1989, the Company established an Employee Stock Ownership Plan
(ESOP), for which all full-time employees who have completed one year of service at the Plan year end and all part-time employees who work at least 1,000 hours per year and have completed one year of service at the Plan year end are eligible. The ESOP was funded by a $4,000,000 loan to the Company from an independent third party. These debt proceeds were lent to the ESOP which used the proceeds to acquire 444,444 newly issued shares of the Company's common stock. The Company raised $1,555,000 from a private placement of 719,580 shares of common stock and issued $125,000 in notes payable during 1993 and used the proceeds to retire the remaining principal on the ESOP note payable to a third party. At December 31, 1994, there were 230,014, 185,840, and 28,590 shares released, held in suspense, and issued to individuals who are no longer employees of the Company, respectively. The fair market value of shares held in suspense at December 31, 1994 was $406,525.

  Effective January 1, 1994, the Company adopted the provisions of Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans." This SOP requires the Company to record compensation expense upon release of shares to employees at the current fair value of shares released. Prior to adoption of SOP 93-6, the Company recorded compensation expense for allocated shares based on the historical cost of $9.00 per share. The adoption of SOP 93-6 had no effect on the reported results of operations of the Company, as the Company made no contributions to the Plan in 1994 and no shares were released to participants.

  Unallocated shares held in a suspense account by the ESOP are released to the Plan participants in proportion to contributions required to service the debt between the Company and the Plan, in relation to the total debt outstanding, as specified in the debt agreement, within the limitations of Internal Revenue Code Section 415 and deductibility of ESOP contributions by the Company for tax purposes.

                     VENTURA COUNTY NATIONAL BANCORP

  During 1994, 1993 and 1992, the Company incurred $nil, $635,000, and $571,000 of compensation expense and $nil, $112,000, and $173,000 of interest expense, respectively, related to the ESOP and note payable.

  During 1989 the Company issued 649,647 shares of common stock and 295,294 warrants to purchase common stock under a common stock subscription rights offering. The warrants entitled the holder to purchase one share of common stock at $7.41 and expired on June 6, 1994.

NOTE 13. 401(K) PLAN

  The Company established a 401(k) plan on July 1, 1994 for which all full-time employees who have completed 90 consecutive days of service and all part-time employees who work at least 1000 hours per year and have completed 90 consecutive days of service are eligible for enrollment. Employees may contribute a percentage of their salary pursuant to IRS regulatory maximums, and under the plan, the Company matches 50% of employee contributions up to 3%. During 1994, the Company contributed $48,844 to the 401(k) plan.

NOTE 14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value of financial instruments is made in accordance with SFAS No. 107. The estimates have been determined by the Company using available market information and appropriate valuation methodologies. The estimated fair values of the Company's financial instruments are as follows:

                                           DECEMBER 31, 1994 DECEMBER 31, 1993
                                           ----------------- -----------------
                                           CARRYING   FAIR   CARRYING   FAIR
                                            AMOUNT   VALUE    AMOUNT   VALUE
                                           -------- -------- --------  -----
                                           (IN THOUSANDS OF  (IN THOUSANDS OF
                                               DOLLARS)          DOLLARS)
Assets:
  Cash and cash equivalents............... $ 11,442 $ 11,442 $ 15,943 $ 15,943
  Federal funds sold......................   27,000   27,000   18,000   18,000
  Interest bearing deposits with other
   financial institutions.................      694      694    2,180    2,180
  Investment securities...................   50,634   49,822   40,775   40,775
  Net loans and leases....................  159,673  148,692  233,582  233,437
Liabilities:
  Demand deposits and savings.............  147,823  147,823  200,726  200,726
  Time deposits...........................   88,519   88,366  117,563  117,194
  Other borrowings........................      125      125      125      125
Off-balance-sheet instruments (unrealized
 gains (losses)):
  Commitments to extend credit............        0        0        0        0
  Standby letters of credit...............        0        0        0        0

 Disclosures About Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Cash Equivalents

  For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

                      VENTURA COUNTY NATIONAL BANCORP

 Interest Bearing Deposits with Other Financial Institutions

  The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the current market rates for deposits with similar remaining maturities.

 Investment Securities

  For securities held as investments, fair value equals quoted market prices. Estimated fair value for mortgage-backed securities issued by quasi-governmental agencies is based on quoted market prices.

 Net Loans and Leases

  The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. During the second quarter of 1994, $14.1 million in non-performing loans were sold in a bulk sale at 67% of book value. As such, management utilized this valuation factor in placing a fair value on non-performing loans of $7,945,000 at December 31, 1994. It was not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for non-performing loans at December 31, 1993. Therefore, non-performing loans of $19,619,000 are excluded at December 31, 1993. Interest rates on such loans ranged from 7-10%, maturities ranged from zero to four and one half years, and approximately 95% were real estate secured.

 Demand Deposits, Savings and Time Deposits

  The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

 Other Borrowings and Notes Payable

  Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value approximates carrying value in 1993 as other borrowings and notes payable had variable interest rates that adjust with the market. At December 31, 1994, the differential between the current note payable's carrying value and its discounted value is insignificant.

 Commitments to Extend Credit and Standby Letters of Credit

  The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter-parties. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date. Current rates have increased since the commitments were made, yet the fee applied to the balance of commitments outstanding resulted in values which are insignificant for 1994 and 1993.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994. Considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Although management is not aware of

                      VENTURA COUNTY NATIONAL BANCORP
any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 15. COMMITMENTS AND CONTINGENCIES

 Financial Instruments with Off-Balance Sheet Risk

  The Company is a party to certain financial instruments in the normal course of business with a degree of off-balance sheet risk. These instruments include commitments to extend credit, standby, and commercial letters of credit, which are designed to meet the needs of the banks' customers.

  Commitments to extend credit and standby and commercial letters of credit are evaluated on a case-by-case basis dependent on each customer's credit worthiness. The Company has a rating process which is applied to each customer. The resulting rating establishes varying levels of required credit approvals and limits of lending. Monitoring procedures include, but are not limited to, monthly review of customer accounts by a management committee. The agreements with the customers normally require collateral and provide restrictive covenants under generally the same conditions as other lending activities of the Company. Such collateral varies but may include accounts receivable, inventories, property and equipment, and real property. The policy of the Company is to limit lending to 75% of the market value of the collateral. The Company's exposure to credit loss in the event of non-performance by the party related to these instruments is represented by the contractual amount of these instruments in the case of commitments to extend credit. As of December 31, 1994, the Company did not have commitments to borrowers that have additional borrowings which have been classified as nonperforming loans and/or as potential problem loans.

  The Company conducts business primarily in Southern California and the ability of the Company's customers to honor their loan agreements is dependent on the economic health of this service area. Although the Company generally provides loans and financial instruments to a broad variety of industries and customers, at December 31, 1994 and 1993, approximately $67.1 million and $91 million, respectively, represented loans, commitments and letters of credit to individuals and companies in the real estate industry (of which, $6.7 million and $13 million, respectively, consisted of mortgage loans to individuals). Further, a substantial portion of the collateral for commercial, financial and agricultural loans is real estate.

 Commitments to Extend Credit

  Commitments to extend credit represent agreements to lend, on demand and subject to the restrictive covenants, moneys to a customer up to a designated limit. The commitments generally have fixed expiration dates, variable interest rates, and normally require payment of an annual fee. Since many of the commitments historically expire without being fully drawn upon and are subject to regular monitoring and certain restrictions, the total commitment amounts outstanding do not necessarily represent future cash requirements. The total amount of commitments to extend credit at December 31, 1994 was $30,880,000, compared with $46,029,000 at December 31, 1993.

 Standby and Commercial Letters of Credit

  Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of their customers to a third party. Such letters of credit are normally issued to support performance bonds and private borrowing arrangements, which include guarantees to suppliers outside of the United States. Standby and commercial letters of credit amounting to $2,898,000 were outstanding at December 31, 1994, all of which are expected to expire by December 31, 1995. Standby and commercial letters of credit amounted to $5,147,000 as of December 31, 1993, all of which expired by December 31, 1994.

                      VENTURA COUNTY NATIONAL BANCORP

 Lease Commitments

  The Company leases office premises and certain equipment under operating leases which expire at various dates through 2006. Total rental expense, net of sublease income, for all non-cancelable operating leases amounted to approximately $1,528,000, $1,682,000 and $1,645,000 for the three years ended December 31, 1994, 1993 and 1992, respectively. Future minimum commitments under these leases of premises and equipment as of December 31, 1994, net of sublease income and including estimated CPI increases, are as follows:

                                                                    IN THOUSANDS
                                                                     OF DOLLARS
                                                                    ------------
      1995.........................................................    $1,234
      1996.........................................................       984
      1997.........................................................       958
      1998.........................................................     1,068
      1999.........................................................     1,108
      Thereafter...................................................     5,634

 Litigation

  In the normal course of business, the Company is subject to various legal actions. It is the opinion of management, based upon the opinion of legal counsel, that such litigation will not have a material impact on the financial position or results of operations of the Company.

NOTE 16. RELATED PARTY TRANSACTIONS

  The Company and its subsidiaries have granted loans to certain officers and directors of the Company, and to businesses with which they are associated, in the ordinary course of business. These loans are made under terms which are consistent with the Company's normal lending policies. The amounts of these loans were approximately $7,730,000 and $12,775,000 at December 31, 1994 and 1993, respectively. During 1994, new loans totaling $4,608,000 were made, and net repayments of approximately $9,653,000 were received. During 1993, new loans totaling $6,093,000 were made, and net repayments of approximately $5,624,000 were received. Interest and fees earned on these loans approximated $762,000, $1,111,000 and $1,176,000 in 1994, 1993 and 1992, respectively.

NOTE 17. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

  Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. See Note 18 for discussion regarding restrictions placed on the Company per the Formal Agreement and Consent Order. Generally, the approval of the Comptroller of the Currency is required to pay dividends in excess of earnings retained in the current year plus retained net profits for the two preceding years. Also, under Federal Reserve regulation, a bank subsidiary is limited in the amount it may loan to affiliates, including the Company, unless such loans are collateralized by specific obligations.

  At December 31, 1994 and 1993, the Company had no loans to affiliates.

NOTE 18. CAPITAL RESOURCES AND REGULATORY MATTERS

  The Company is required by federal regulation to meet certain capital standards. The risk-based capital standards require a minimum total capital of 8.0% of "risk-adjusted assets," as defined by the standard. At

                      VENTURA COUNTY NATIONAL BANCORP
least half of the required capital must contain Tier 1 capital, which consists primarily of common stock and retained earnings, less goodwill. As of December 31, 1994 and 1993, the Company was in compliance with the requirements.

  At December 31, 1994 and 1993, the Company's risk-based capital ratios were 12.61% and 8.73%, respectively. Additionally, the capital standards require the Company to maintain a minimum leverage ratio of Tier 1 capital to average assets and a Tier 1 capital to risk-weighted assets ratio of at least 4%. At December 31, 1994 and 1993, the Company's leverage capital ratios were 7.53% and 6.02%, respectively, and Tier 1 capital ratios were 11.32% and 7.43%, respectively.


Regulatory Matters

  At periodic intervals, both the Office of the Comptroller of the Currency and the FDIC routinely examine the bank subsidiaries' financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's financial statements be adjusted in accordance with their findings. VCNB entered into a Formal Agreement (Formal Agreement) with the OCC on March 19, 1993 while Frontier entered into a Consent Order (Consent Order) with the OCC on March 29, 1993.

  The significant common requirements of the Formal Agreement and the Consent Order with respect to reviewing and correcting certain deficiencies identified in the OCC examinations of VCNB and Frontier include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve loan administration, developing a program regarding asset diversification, obtaining current credit information on any loans lacking such information, reviewing and revising loan policy, establishing an independent loan review program, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long-range strategic plan, developing and implementing a long-term capital program, reviewing and revising liquidity and funds management policy, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend. In addition, the Consent Order requires that Frontier appoint a full-time President and Chief Executive Officer and maintain, as of May 31, 1993 and beyond, a Tier 1 capital ratio of 9.50% and a leverage ratio of 7.00%. Kathleen L. Kellogg became President and Chief Executive Officer at Frontier in November 1994, and her predecessor, Larry Sallinger was hired May 5, 1993. At December 31, 1994, Frontier's Tier 1 capital and leverage ratios were 12.29% and 8.32%, respectively.

  The Formal Agreement, which was amended on February 3, 1994, required VCNB to achieve a Tier 1 risk-based capital ratio of 12.00% and a leverage ratio of 7.00% by September 30, 1994. At September 30, 1994, VCNB's Tier 1 risk based capital ratio was 9.44% and its leverage capital ratio was 6.88%, which did not meet the higher leverage and Tier 1 capital ratios required by the formal agreement. On October 18, 1994, VCNB submitted to the OCC its revised plan for restoring capital and the OCC did not object to the implementation of the plan, as proposed. VCNB applied for and received an extension of the date by which such ratios are required to be achieved to June 30, 1995. As of December 31, 1994, VCNB's Tier 1 capital ratio was 10.92%, and its leverage ratio was 7.21%.

  The Formal Agreement amendment further requires VCNB to seek reimbursement of $3.4 million for all interest paid by VCNB to Ventura in connection with a deposit account at VCNB which was related to the issuance of commercial paper. The Company has committed to the completion of a rights offering, which is scheduled to occur during the second quarter of 1995. The primary purpose of the offering is to increase the capital bases of the Company and each of its subsidiaries to permit growth in a post recessionary economy and to enable VCNB to meet the requirements of the Formal Agreement. As of December 31, 1994, VCNB

                      VENTURA COUNTY NATIONAL BANCORP
needed approximately $1.4 million in additional capital to bring its Tier 1 capital ratio to 12.00%. The Company believes that compliance with the 12% Tier 1 capital ratio requirement, if achieved from sources noted above, will satisfy the reimbursement requirement. Until such time as VCNB is reimbursed, the OCC must authorize any payment from VCNB to Ventura.

  VCNB and Frontier are in compliance with, or are in the process of complying with, all of the items required under the Formal Agreement and Consent Order, respectively, and management does not believe the Formal Agreement and Consent Order will have any adverse material impact on its future operations. However, any deficiency in compliance with the requirements of the Formal Agreement or Consent Order could result in further regulatory restrictions.

  The FDIC Improvement Act of 1991 (the 1991 Act) provides for a rating system for insured institutions based on capital adequacy. Institutions are categorized as critically undercapitalized, significantly undercapitalized, undercapitalized, adequately capitalized and well capitalized. Regulatory agencies have adopted definitions of how institutions are ranked for prompt corrective action purposes and are as follows; (i) a well capitalized institution is one that has a leverage ratio of 5%, a Tier 1 risk-based capital ratio of 6%, a total risk-based capital ratio of 10% and is not subject to any written order or final directive by the regulatory agency to meet and maintain a specific capital level, (ii) an adequately capitalized institution is one that meets the minimum required capital adequacy levels but not that of a well capitalized institution, (iii) an undercapitalized institution is one that fails to meet any one of the minimum required capital adequacy levels but not as undercapitalized as a significantly undercapitalized institution, (iv) a significantly undercapitalized institution is one that has a total risk-based capital ratio of less than 6% and/or a leverage ratio of less than 3% and (v) a critically undercapitalized institution is one with a leverage ratio of less than 2%. Under the "prompt correction" provisions of the 1991 Act, banks that become significantly undercapitalized are subject to a requirement to recapitalize, merge with another financial institution, restrict interest rates paid on deposits, or restrict transactions with affiliates. Critically undercapitalized financial institutions are subject to appointment of a receiver by the OCC.

  On February 2, 1993, Ventura County National Bancorp entered into a Memorandum of Understanding with the Federal Reserve Bank. The Memorandum specified the following actions to be taken: Fifteen days notice to the Reserve Bank is required prior to the payment of dividends and prior to incurring any debt for other than operating purposes. The Parent may not repurchase any of its outstanding stock without prior approval from the Reserve Bank. Within 45 days of each quarter end, the Company shall furnish to the Reserve Bank written progress reports detailing the form and manner of actions taken to attain compliance, as well as the Parent company only balance sheet and statement of operations for the quarter end. Thirty days advance notice must be given to the Reserve Bank prior to adding or replacing a director, employing a senior executive officer, or promoting an existing employee to an officer.

  Pursuant to the provisions of the Memorandum, the Company submitted a summary of measures that have or are being taken to improve the financial condition of the subsidiary banks, a summary of measures taken to improve the director's supervision of the subsidiary banks, and steps taken to improve the effectiveness of the audit and credit review functions. Board members were designated to be responsible for monitoring and coordinating adherence to the provisions of the Memorandum, which is to remain in effect until the individual provisions are stayed, modified, terminated, or suspended by the Reserve Bank.

                      VENTURA COUNTY NATIONAL BANCORP

NOTE 19. PARENT COMPANY ONLY FINANCIAL INFORMATION

  The following financial information represents the balance sheets of Ventura County National Bancorp (Parent Company only) as of December 31, 1994 and 1993 and the related statements of income and cash flows for the periods indicated:

                                                             DECEMBER 31,
                                                       -------------------------
                                                           1994         1993
                                                       ------------ ------------
                                                       (IN THOUSANDS OF DOLLARS)
      Assets
        Cash.........................................  $         37 $         90
        Equity in Bank subsidiaries..................        19,143       20,402
        Other assets.................................           --            38
                                                       ------------ ------------
          Total assets...............................  $     19,180 $     20,530
                                                       ============ ============
      Liabilities
        Note payable.................................  $        125 $        125
        Other liabilities............................             3           35
                                                       ------------ ------------
          Total liabilities..........................           128          160
                                                       ============ ============
      Shareholders' equity...........................        19,052       20,370
                                                       ------------ ------------
          Total liabilities and shareholders' equity.  $     19,180 $     20,530
                                                       ============ ============

                            STATEMENTS OF OPERATIONS

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                        ------------------------
                                                         1994     1993     1992
                                                        ------  --------  ------
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Income
        Interest......................................  $  --   $    193  $  509
        Management fees...............................   1,067     1,729   1,710
                                                        ------  --------  ------
                                                         1,067     1,922   2,219
                                                        ======  ========  ======
      Expense
        Interest......................................       9       199     454
        Salaries and benefits.........................   1,059     1,249   1,211
        Miscellaneous operating.......................      62       718     425
                                                        ------  --------  ------
                                                         1,130     2,166   2,090
                                                        ======  ========  ======
      Income (loss) before income taxes and undistrib-
       uted net income (loss) of subsidiaries.........     (63)     (244)    129
      Income tax expense allocated....................      (2)      --       49
                                                        ------  --------  ------
                                                           (61)     (244)     80
                                                        ======  ========  ======
      Equity in undistributed net earnings (deficit)
       of Bank subsidiaries...........................    (201)  (11,843)    605
                                                        ------  --------  ------
      Net income (loss)...............................  $ (262) $(12,087) $  685
                                                        ======  ========  ======

                      VENTURA COUNTY NATIONAL BANCORP

                            STATEMENTS OF CASH FLOWS

                                                       1994     1993     1992
                                                       -----  --------  -------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
Cash flows provided by operating activities:
  Net income (loss)..................................  $(262) $(12,087) $   685
  Adjustments to reconcile net income (loss) to cash
   flows provided by operating activities:
  Earnings (loss) from subsidiaries..................    201    11,843     (605)
  Amortization.......................................    --        231       33
  Change in other assets.............................     39         2      146
  Change in other liabilities........................    (31)       24     (367)
  Decrease in deferred compensation related to ESOP..    --        635      572
  Net cash (applied to) provided by operating
   activities........................................    (53)      648      464
Cash flows from investing activities:
  Capital Contribution to Subsidiary.................    --       (150)     --
  Change in interest-bearing deposits due from banks.    --      8,875   (1,698)
  Proceeds from maturity of investment...............    --        --       --
Net cash provided by (applied to) investing activi-
 ties................................................    --      8,725   (1,698)
Cash flows from financing activities:
  Change in other short-term borrowings..............    --     (8,860)   1,842
  Repayment of note payable..........................    --     (2,188)    (572)
  Issuance of note payable...........................    --        125      --
  Issuance of stock..................................    --      1,430       25
Net cash (applied to) provided by financing activi-
 ties................................................    --     (9,493)   1,295
Net (decrease) increase in cash and cash equivalents.    (53)     (120)      61
  Cash and cash equivalents at beginning of year.....     90       210      149
  Cash and cash equivalents at end of year...........  $  37  $     90  $   210
Supplemental information:
  Cash paid during the year for interest.............  $   9  $    199  $   454
  Cash paid during the year for income taxes.........  $   3  $    300  $ 1,155

NOTE 20. ACQUISITION OF SERVICING RIGHTS

  On November 15, 1990, VCNB purchased the rights to service certain loans held by the RTC for $1,735,000. Amortization expense for 1994 and 1993 was $40,000 and $486,000, respectively. The remaining mortgage servicing rights, totaling $320,000, were written off during 1994 in conjunction with the sale of the mortgage servicing department.

NOTE 21. INTANGIBLE ASSETS

  As a result of the acquisition of Frontier in October 1989, the Company recorded goodwill representing the difference between the cost of the acquisition and the fair value of the assets acquired. Goodwill amortization in 1993 includes a write-off in the amount of $1,167,000 based on the Company's intent to sell Frontier at or near tangible book value. At December 31, 1994, the Company is no longer actively marketing Frontier.

                      VENTURA COUNTY NATIONAL BANCORP

NOTE 22. QUARTERLY INFORMATION, 1994 AND 1993

  The following table sets forth the Company's unaudited results of operations for each of the quarters of 1994 and 1993. This information, in the opinion of management, includes all adjustments necessary to state fairly the information set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         1994
                                            ----------------------------------
                                              4TH      3RD      2ND      1ST
                                            -------  -------  -------  -------
                                            (IN THOUSANDS OF DOLLARS EXCEPT
                                                  PER SHARE AMOUNTS)
                                                      (UNAUDITED)
Interest Income............................ $ 5,640  $ 5,511  $ 5,593  $ 5,391
Interest Expense...........................   1,554    1,503    1,549    1,661
                                            -------  -------  -------  -------
Net Interest Income........................   4,086    4,008    4,044    3,730
Other Income...............................     374      591    1,956    1,143
Provision for Loan Losses..................     550      400    2,075      800
Other Expenses.............................   3,864    3,559    4,474    4,187
                                            -------  -------  -------  -------
Income (Loss) before taxes.................      46      640     (549)    (114)
Income taxes...............................      (4)      75      214        0
                                            -------  -------  -------  -------
Net Income (Loss).......................... $    50  $   565  $  (763) $  (114)
                                            =======  =======  =======  =======
Earnings per share:
  Net Income (Loss)........................ $   .01  $   .09  $  (.12) $  (.02)
                                            =======  =======  =======  =======
                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         1993
                                            ----------------------------------
                                              4TH      3RD      2ND      1ST
                                            -------  -------  -------  -------
                                            (IN THOUSANDS OF DOLLARS EXCEPT
                                                  PER SHARE AMOUNTS)
                                                      (UNAUDITED)
Interest Income............................ $ 5,977  $ 6,239  $ 6,816  $ 6,878
Interest Expense...........................   1,976    2,207    2,440    2,376
                                            -------  -------  -------  -------
Net Interest Income........................   4,001    4,032    4,376    4,502
Other Income...............................   1,081    1,000    1,220    1,519
Provision for Loan Losses..................   1,800    6,062    4,326    4,025
Other Expenses.............................   6,151    4,489    5,542    4,657
                                            -------  -------  -------  -------
Income (Loss) before taxes.................  (2,869)  (5,519)  (4,272)  (2,661)
Income taxes...............................     671   (1,218)  (1,602)  (1,085)
                                            -------  -------  -------  -------
  Net Income (Loss)........................ $(3,540) $(4,301) $(2,670) $(1,576)
                                            =======  =======  =======  =======
Earnings per share:
  Net Income (Loss)........................ $ (0.62) $ (0.77) $ (0.48) $ (0.28)
                                            =======  =======  =======  =======

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ventura National Bancorp:

  We have audited the accompanying consolidated balance sheets of Ventura County National Bancorp and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ventura County National Bancorp and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 18 to the consolidated financial statements, Frontier Bank N.A. and Ventura County National Bank (VCNB) have entered into agreements with the Office of the Comptroller of the Currency (OCC). The agreement between VCNB and the OCC, as amended, requires VCNB to meet prescribed capital requirements by no later than June 30, 1995. Currently, VCNB has not achieved such capital requirements. Failure on the part of VCNB to meet the terms of the agreement may subject VCNB to significant regulatory sanctions. The financial statement impact, if any, that might result from the failure of VCNB to comply with the agreement and, ultimately, the capital requirements prescribed by the OCC cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of this uncertainty have been made in the accompanying financial statements.


DELOITTE & TOUCHE LLP


February 17, 1995
Los Angeles, California