Form 10-K, Exhibit 13
period 1995-12-31
VENTURA COUNTY NATIONAL BANCORP
filed 1996-03-28
CIK 744471

EXHIBIT 13
Annual Report to Shareholders
-----------------------------

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

The Common Stock is included for quotation on the Nasdaq National Market. The following table sets forth the high and low sales prices for each of the eight quarters ended December 31, 1995, as reported by the Nasdaq National Market.

             QUARTER ENDED                     HIGH    LOW
             -------------                     ----    ---
             March 31, 1994................    2.38    1.88
             June 30, 1994.................    3.25    1.75
             September 30, 1994............    3.13    2.75
             December 31, 1994.............    2.94    2.00
             March 31, 1995................    2.38    2.13
             June 30, 1995.................    2.50    2.25
             September 30, 1995............    4.13    2.38
             December 31, 1995.............    4.00    3.38

Parent has never paid a cash dividend on the Common Stock and there can be no assurance that Parent will generate earnings in the future which would permit the declaration of dividends. Parent is prohibited by the terms of the MOU from declaring or paying a dividend without fifteen days prior notice to the Reserve Bank, which may prohibit the payment of dividends.

In addition, the source of any such dividends is likely to be dividends fromVentura or Frontier. Frontier is also limited in the amount of dividends which it may distribute according to the terms of the Consent Order. Pursuant to the Consent Order, the Board of Directors may declare or pay dividends only: (i) when Frontier is in compliance with 12 U.S.C. sections 56, 60, and 1831o(d)(1);
(ii) when Frontier is in compliance with the capital program developed pursuant to the Consent Order; (iii) when such dividend payment is consistent with the capital levels specified in paragraph (1) of the Consent Order; and (iv) with prior written approval of the District Administrator of the OCC, pursuant to the Consent Order. See "Supervision and Regulation--Restrictions on Transfers of Funds to Parent by the Banks." Furthermore, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's capital and reserves in order to facilitate growth.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial and other data of the Company as of and for each of the years in the five years ended December 31, 1995. The data as of and for each of the five years in the period ended December 31, 1995 should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere, including the Company's audited Consolidated Financial Statements and the Notes thereto.

as of and for the years ended December 31,            1995          1994          1993         1992         1991
---------------------------------------------------------------------------------------------------------------------
                                                       (dollars in thousands, except per share amounts)
BALANCE SHEET DATA:
Total Assets                                          $267,756      $257,755      $340,529     $400,195     $364,734
Loans and leases, net of unearned income               157,765       167,934       267,514      312,592      299,267
Reserve for Loan Losses                                  5,401         8,261        14,313        3,854        2,845
Total Deposits                                         236,072       236,342       318,289      348,587      324,486
Shareholders' equity                                    29,459        19,052        20,370       30,388       29,179
Outstanding shares of common stock, no par value     9,226,723     6,333,835     6,333,835    5,614,255    5,282,301
Shareholders of record                                   1,024         1,057         1,078        1,122        1,139


as of and for the years ended December 31,                          1995      1994      1993       1992      1991
--------------------------------------------------------------------------------------------------------------------
                                                               (dollars in thousands, except per share amounts)
ASSET QUALITY:
Nonperforming loans (1)                                             $ 4,442   $ 7,945   $ 19,839   $ 3,254   $ 9,454
Nonperforming assets (1)                                              8,022    11,169     22,068     7,194    11,660
ASSET QUALITY RATIOS:
Nonperforming loans to total loans                                     2.81%     4.73%      7.41%     1.04%     3.16%
Nonperforming assets to total assets                                   3.00      4.33       6.48      1.79      3.15
Loan loss reserves to nonperforming loans                            121.62    103.98      72.15    118.44     30.09
Loan loss reserves to nonperforming assets                            67.33     73.96      64.86     53.57     24.78
Classified assets to loan loss reserve plus shareholders' equity      44.44    113.27     186.27     84.71     67.45
OTHER DATA:
Full time equivalent employees                                          127       141        199       198       221

STATEMENT OF OPERATIONS DATA:
Net interest income                                                 $14,437   $15,868   $ 16,912   $17,586   $17,931
Provision for loan losses                                               410     3,825     16,213     3,404     2,537
Noninterest income                                                    2,246     4,064      4,820     5,512     5,364
Noninterest expenses                                                 14,937    16,084     20,839    18,438    19,239
Income (loss) before income taxes (benefit)                           1,336        23    (15,320)    1,256     1,519
Provision for income taxes (benefit)                                 (2,432)      285     (3,233)      571       713
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $ 3,768   $  (262)  $(12,087)  $   685   $   806
====================================================================================================================
PER SHARE DATA:(2)
Income (loss) before income taxes (benefit)                         $   .17   $   .00   $  (2.73)  $   .22   $   .27
Net income (loss) per share                                             .48     (0.04)     (2.15)      .12       .14
Period end book value per share                                        3.19      3.01       3.22      5.41      5.21

SELECTED PERFORMANCE RATIOS:
Return on average equity                                              15.64%   (1.29)%   (45.12)%     2.30%     2.79%
Return on average assets                                               1.49    (0.09)     (3.18)      0.18      0.22
Efficiency ratio (3)                                                  89.53     80.71      95.89     79.83     82.59
Noninterest expense to average assets                                  5.89      5.45       5.47      4.74      5.14
Net interest margin                                                    6.15      5.68       4.81      4.95      5.34
Net interest rate spread                                               5.00%     4.80%      3.96%     4.27%     5.06%

______________________________
(1) Does not include $3.3 million and $2.0 million in troubled debt restructuring that were performing at December 31, 1995, and 1994.
(2) All per share data included herein have been adjusted to reflect the stock splits and stock dividends to shareholders of record on March 7, 1991, and March 9, 1992.
(3) The efficiency ratio is other expenses divided by the sum of net interest income before provision for loan losses plus other income.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and operating results of the Company as of and for the years ended December 31, 1995, 1994, and 1993. The discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes.

OVERVIEW

The Company had net income of $3.8 million or $0.48 per share for the year ended December 31, 1995, compared to a net loss of $262 thousand or $0.04 per share for the year ended December 31, 1994. The significant improvement over 1994 was a result of a decrease in the provision for loan losses, reduced noninterest expenses and the release of the valuation reserve previously held against deferred tax assets, offset by lower net interest income and noninterest income. The net loss incurred in 1994 was partially offset by gains on the sale of mortgage servicing rights and the merchant card portfolio totaling $1.4 million and $174 thousand, respectively. The decrease in the provision for loan losses was a result of decreases in gross loans and classified loan balances of $10.2 million and $15.3 million, respectively, from 1994 to 1995. The decrease in noninterest expense results from lower holding costs and reduced fair value adjustments on the sale of Real Estate Owned ("REO") properties, lower legal and consulting fees, reduced appraisal fees and mortgage servicing expenses, and lower FDIC/Comptroller assessments. Current year net income includes the release of the valuation reserve previously held against the deferred tax assets, which resulted in a net tax benefit of $2.4 million.

Total assets increased 3.9% from December 31, 1994, to December 31, 1995, as a result of increased capital from the common stock rights offering completed during the second quarter of 1995 and funding from the Company's profitability.

The Company had a net loss of $262 thousand for the year ended December 31, 1994, compared to a net loss of $12.1 million for the year ended December 31, 1993. The improvement over 1993 was due to a significant decrease in the provision for loan losses, reduced noninterest expense and improved net interest income in 1994.

Total assets decreased 24.3% from December 31, 1993, to December 31, 1994. During 1994, the balance sheet was reduced for liquidity purposes, as well as to achieve compliance with the capital requirements of the Banks' regulatory agreements.

FINANCIAL CONDITION

Total assets at December 31, 1995, increased $10.0 million, or 3.9% to $267.8 million, from $257.8 million at December 31, 1994. Most of the increase is in cash and overnight Federal funds investments offset by lower year end balances for investment securities and loans. The Company raised gross proceeds of $6.5 million in capital during 1995 through the common stock rights offering. Net loans and leases decreased $7.3 million or 4.6% from year end 1994, primarily due to the planned payoff of loans and the reduction in classified loans. The reduction in classified loans is due to loan payoffs and from transfers to OREO of $4.4 million, of which $4.1 million were subsequently sold prior to year end.

Total assets decreased $83.0 million from $340.6 million at December 31, 1993, to $257.8 million at December 31, 1994. This decrease resulted from management's efforts to reduce the loan to deposit ratio, increase capital ratios and improve liquidity by tightening underwriting criteria, selling nonperforming loans at a discount and marketing loan participations. Additionally, to reduce volatility in the Banks' deposit bases, the Company allowed significant runoff of title and escrow demand deposits and institutional certificates of deposit during 1994.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits at correspondent banks and interest-bearing amounts due from banks. The Company maintains balances at correspondent banks adequate to cover daily inclearings and other charges. In accordance with Federal regulations, average reserve balances of $1.7 million were maintained in the form of deposits with the Federal Reserve Bank for the year ended December 31, 1995.

Cash and cash equivalents increased $8.5 million from $11.4 million at year end 1994 to $19.9 million at December 31, 1995. Most of the increase resulted from the increase in the compensating balance requirements with correspondent banks due to volume increases. Cash and cash equivalents decreased $4.5 million from $15.9 million at December 31, 1993 to $11.4 million at December 31, 1994.

Federal funds sold

The Company invests or sells its excess cash balances in overnight Federal funds. federal funds sold at December 31, 1995, were $47.5 million as compared to $27.0 million at December 31, 1994. During 1995, the yield curve inverted; overnight federal funds yields were the equivalent of US Treasury securities with 5 or 7 year maturities. Management decided to maintain high levels of overnight federal funds investments to increase net interest income and margins during this yield curve inversion.

Federal funds sold at December 31, 1994, increased $9.0 million from $18.0 million at December 31, 1993, due to improvements in the Company's liquidity during 1994.

Investment Securities

Investment securities at December 31, 1995, were $36.6 million and did not include any securities classified at held-to-maturity. In November 1995, the Financial Accounting Standards Board ("FASB") issued a "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity
Securities: Questions and Answers" (the "Guide"). The Guide allowed for a one time reassessment of the classification of all securities and, in connection with such reassessment, permitted the reclassification of securities from the held-to-maturity classification to the available-for-sale classification as of a single date no later than December 31, 1995, without calling into question management's intent to hold to maturity the remaining securities classified as held-to-maturity. On December 21, 1995, the Company transferred its entire portfolio of held-to-maturity securities with an amortized cost of $20.2 million to the available-for-sale classification to allow for greater flexibility in the Company's investment portfolio. The transfer resulted in an unrealized gain of $186 thousand, net of the unamortized portion of unrealized loss recorded when certain securities were transferred from the available-for-sale to held-to-maturity classification during 1994. The unrealized gain will remain as a separate component of shareholders' equity until the securities are sold or mature.

Investment securities consist of U.S. Government, U.S. Government Agency and mortgage-backed securities. Mortgage-backed securities consisted entirely of Federal Home Loan Mortgage Corporation pass through certificates at December 31, 1995. The Company did not have structured notes, CMOs or other derivative products in the portfolios at December 31, 1995 or 1994.

Investment securities decreased $14.0 million to $36.6 million at December 31, 1995, from $50.6 million at December 31, 1994. Available-for-sale securities were sold at a slight net gain during 1995. The proceeds from sales were reinvested in overnight federal funds to take advantage of the inverted yield curve. At December 31, 1995, the average life of the mortgage-backed securities was approximately 3 years; the average maturities of mortgage-backed securities was approximately 9 years.

The net unrealized loss on available-for-sale securities decreased $563 thousand to $615 thousand from $1.2 million at December 31, 1995, and 1994, respectively. In accordance with SFAS No. 115, the net unrealized gain or loss from increases or decreases in the fair value of available-for-sale securities is reported as a separate component of shareholders' equity, net of related income tax effects. The decrease in the unrealized loss from 1994, was due to an increase in the fair values of the available-for-sale securities and a net gain of $186 thousand upon transfer from the held-to-maturity portfolio.

On December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In connection with the adoption of SFAS No. 115, the Company classified all of its investment securities as available for sale and recorded unrealized loss of $122 thousand, net of tax effect. During 1994, the Company purchased securities which were classified as either available-for-sale or held-to-maturity at the time of purchase, based on management's intent and ability to hold certain investments to maturity. The Company transferred mortgage backed securities with unrealized losses of $472 thousand from available-for-sale to held-to-maturity during 1994 due to a change in intent to hold the securities to maturity. Certain of these securities were transferred back to the available-for-sale portfolio during 1995 in accordance with the one-time reclassification of held-to-maturity securities permitted by the Guide.

As of December 31, 1994, approximately $18.8 million of securities were classified at their amortized cost as held-to-maturity. Most of this balance was comprised of mortgage-backed securities that were transferred from the available-for-sale portfolio. Unrealized losses of $433 thousand previously recorded for these securities were included in shareholders' equity at December 31, 1994.

At December 31, 1994, the average life of mortgage-backed securities was approximately 3.5 years; the average maturities of mortgage-backed securities was approximately 10 years.

Loans

The Company engages in loans to small to medium-sized businesses in its service areas. The Company also originates and sells Small Business Administration ("SBA") loans. The interest rates charged for the loans made by the Company vary with the degree of risk, the size and maturity of the loan, whether the loan has a fixed or variable rate, the borrowers' depository relationship with the Company, and prevailing market interest rates. The Company is primarily a commercial lender, and most of its loans are floating rate loans tied to prime.

The balance of loans outstanding at year end decreased for the second straight year from $167.9 million to $157.8 million at December 31, 1995, and 1994, respectively. Approximately $3.3 million of the decrease was due to the repayment of nonaccrual loans, which decreased to $4.3 million, down from $7.6 million at December 31, 1995, and 1994, respectively. A discussion of the activity in the Company's loan portfolios follows.

Commercial, Financial, and Agricultural

This category includes secured commercial loans, SBA loans, asset based loans, loans to developers, unsecured commercial loans, and medium-term real estate loans. Commercial, financial and agricultural loans increased slightly to $142.4 million from $138.2 million at December 31, 1995, and 1994, respectively.

Commercial Loans

This category constitutes the core of the Company's business. Included in this category are commercial loans made to medium-sized businesses which include revolving lines of credit, term loans for working capital or short-term commercial needs, and medium-term commercial real estate loans. Management will generally require the borrower to pledge certain of the borrower's assets to support the credits with terms limited to one year or less. Medium-term commercial real estate loans are those credits made for the financing of a commercial or industrial building where the property has income derived from tenants ("investment properties") or used by the owner for business purposes ("owner-user properties").

Commercial loans decreased $18.8 million to $112.3 million as of December 31, 1995. Most of this decrease was in medium-term commercial real estate loans, particularly those loans secured by investment properties, that was partially offset by increased balances for non-real estate secured commercial loans. To the extent that medium-term commercial real estate loans are made, they are generally limited to owner-user properties or for companies that also have other banking relationships with the Company. Management believes these medium-term commercial real estate loans have less risk as the Company has a broader knowledge and better control over the overall borrowing relationship.

As of December 31, 1994, commercial loans decreased $59.2 million to $167.9 million from $227.1 million as of December 31, 1993. The Company sold approximately $25 million of loans in a bulk sale during May 1994. Another decrease of approximately $10 million was due to loan workouts and collections, and finally, management believes that additional prepayments of approximately $7 million were a result of the market conditions at that time.

SBA Loans

Through its SBA Division, Frontier offers loans for equipment, working capital, debt repayment and construction, and acquisition of owner-user commercial real estate. Frontier originates loans under both the 7(a) and 504 loan programs, with a particular emphasis on the 7(a) program. Frontier has been authorized by the SBA to make 7(a) loans since 1983. Frontier has been designated as a PLP lender in the 7(a) program by the SBA. This designation, which has been granted to fewer than 1% of all SBA lenders nationwide, allows Frontier to directly approve the guaranty request on behalf of SBA, and requires Frontier send to SBA only a streamlined informational loan file. The guaranteed portions of SBA 7(a) loans are normally sold by Frontier to secondary market investors at a premium. Frontier continues to service the whole loan, and is required by the SBA to maintain a minimum 1% servicing spread on the sold portion.

The guaranteed portion of SBA loans originated for sale is reported at the lower of cost or fair value in the consolidated balance sheets. SBA loans acquired for investment are reported at amortized cost in the consolidated balance sheets.

SBA loans increased $17.3 million from $12.8 million to $30.1 million at December 31, 1995, and 1994, respectively. Most of this increase resulted from the purchase of approximately $11 million of SBA loans by Ventura. The rest of the increase was due to the Frontier SBA loan program.

Real Estate - Mortgage Loans

Included in this category are loans for single family residences (conforming loans) and home equity loans. The Company sold its residential mortgage origination operations in 1994, and no longer originates residential mortgages for the acquisition of homes, unless it is for the sole purpose of accommodating an existing business borrower. The $4.1 million decrease in mortgage loans during 1995 was due to the programmed reduction in mortgage loans and reduced mortgage activity after the Company sold its mortgage operations in 1994. From December 31, 1993 to December 31, 1994, mortgage loans decreased $31.2 million, which reflects the 1994 sale.

Real Estate - Construction Loans

Ventura provides real estate construction loans for custom residential and residential tract development projects, as well as commercial developments. Management has implemented a policy to maintain real estate construction loans at 10% to 15% of the total portfolio. Real estate construction loans decreased from $7.7 million at December 31, 1994, to $1.5 million at December 31, 1995. The decreases in real estate construction loans reflects the absence of demand for new construction in the Banks' service areas during the past two years.

Installment Loans

Installment loans consist mainly of fully amortizing credits for the purchase of capital goods and consumer purchases. Installment loans decreased $2.9 million from $9.9 million at December 31, 1994, to $7.0 million at December 31, 1995. The decrease in installment loans principally resulted from the sale of the Company's merchant credit card operations in 1994.


ASSET QUALITY

Loan Loss Reserves and Nonperforming Loans

The Company maintains a loan loss reserve which it considers adequate to cover the risk of losses in the loan and lease portfolio. The charge to expense is based on management's evaluation of the quality of the loan and lease portfolio, the level of classified loans and leases, total outstanding loans and leases, losses previously charged against the reserve, and current and anticipated economic conditions. Management also considers certain elements in the portfolio and the grading systems used to measure the quality of the portfolio. These factors include industry concentrations and collateral concentrations. In response to the recession in Southern California and the decline in real estate values, the Company assessed the value of collateral for loans, particularly those secured by real estate. If during this process a shortfall ensued, the Company then recorded a charge-off or provided a specific reserve to reflect the current market value of the loan. The Company expanded the Loan Administration and Special Assets Departments to improve overall asset quality through problem loan management and risk and collateral value identification. In addition, regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's loan loss reserve. Such agencies may require the Company to recognize additions to the loan loss reserve based upon their judgment of the information available to them at the time of their examination.

The following table sets forth nonaccrual loans, loans which were delinquent for 90 days or more but still accruing, loan that are accounted for as "troubled debt restructurings" ("TDRs"), real estate owned ("REO") and potential problem loans at the dates indicated.

as of December 31,                                     1995        1994       1993      1992       1991
-------------------------------------------------------------------------------------------------------
                                                                     (dollars in thousands)
Loans accounted for on a nonaccrual basis             $4,341     $7,612    $18,939    $2,464     $2,142
Accruing loans which are 90 days or
         more past due as to interest or principal       101        331        552       410      7,296
TDR's  (1)                                               --           2        384       380         16
                                                      -------------------------------------------------
         Total nonperforming loans                     4,442      7,945     19,839     3,254      9,454
Foreclosed personalty                                    878        878        --        --         --
REO                                                    2,702      2,346      2,229     3,940      2,206
                                                      -------------------------------------------------
         Total nonperforming assets                   $8,022    $11,169    $22,068    $7,194    $11,660

                                                      =================================================

___________________________________
(1) Does not include loans which have been restructured and which were previously on nonaccrual status but have been performing in accordance with their restructured terms for some minimum period of time, typically at least six months. At December 31, 1995 and 1994, the Company had such loans in the amounts of $3.3 million and $2.0 million, respectively.

Premises and Equipment, Net

Fixed assets, net of depreciation, increased from $1.9 million at December 31, 1994 to $2.4 million at December 31, 1995, due to the purchase of the Wilmington branch and related building improvements that were made to the facility, net of an inventory adjustment of $115 thousand. Fixed assets, net of depreciation, increased from $1.7 million at December 31, 1993 to $1.9 million at December 31, 1994. The fluctuations since 1993 have resulted from accumulated depreciation charges and the acceleration of depreciation related to data processing equipment and leaseholds, offset by the purchase of and capitalized costs related to the Wilmington branch during 1995.

Other Assets

Other assets increased $2.6 million to $9.0 million at December 31, 1995. Most of the increase resulted from the reversal of valuation reserves against the Company's deferred tax assets. Other assets decreased from $8.7 million to $6.4 million at December 31, 1993, and 1994, respectively. This reduction was primarily a result of the reduction in tax assets.

REO

At December 31, 1995, the Company had $2.7 million in REO comprised of eight commercial properties with carrying values totaling $2.0 million and three parcels of land zoned for residential purposes valued at $679 thousand. The Company sold $4.2 million of REO during 1995 and incurred REO valuation adjustments and property maintenance expenses of $525 thousand. At December 31, 1994, the Company had $2.3 million in REO comprised of three commercial properties with carrying values totaling $2.2 million, one single family residence valued at $100 thousand and land zoned for residential purposes of $50 thousand. The Company sold $4.8 million of REO during 1994 and incurred REO valuation adjustments and property maintenance expenses of $641 thousand; these net expenses were reported as noninterest expense in the consolidated statements of operations. REO is carried at the lower of cost or current fair market value less estimated selling costs in the consolidated balance sheets as a component of other assets. As of December 31, 1995, all REO properties held at December 31, 1994, with the exception of one residential lot, had been sold. Loans to facilitate the sale of REO during 1995 totaled $2.2 million. These loans were made in accordance with the Company's credit policies and under similar terms extended to credit-worthy borrowers. There were no loans to facilitate the sale of REO during 1994.

Deposits

Total deposits remained relatively constant at $236.1 million and $236.3 million as of December 31, 1995, and 1994, respectively. The year end composition of deposits changed slightly from December 31, 1994. Interest-bearing demand and savings account balances decreased $3.5 million to $77.1 million from $80.6 million at December 31, 1995. Time certificates of deposit increased $2.4 million to $90.9 million from $88.5 million at December 31, 1994. The increase in year end balances resulted from a special promotion by Ventura in December 1995.

Notes Payable and Other Liabilities

The Company repaid $125 thousand of notes payable during 1995 from the proceeds raised through the common stock rights offering during the second quarter of 1995. The Company did not purchase federal funds during 1995, as compared to average federal funds purchased in 1994 of $44 thousand.

Shareholders' Equity

The Company completed a rights offering to shareholders for which gross proceeds of $6.5 million were wired to the Parent in June 1995. A total of 2,888,888 common shares were issued in connection with this transaction and the net proceeds amounted to $5.5 million. A substantial portion of the proceeds from the offering were paid to Ventura for reimbursement of $3.3 million in connection with interest paid to the Parent on deposits of funds generated by commercial paper sales. Shareholders' equity totaled $29.5 million at December 31, 1995, an increase of 54.6% from $19.1 million at December 31, 1994.

RESULTS OF OPERATIONS

1995 COMPARED WITH 1994
Net Interest Income and Net Interest Margin

The following tables present, for the periods indicated, condensed average balance sheet information for the Company, together with interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities. Average balances are average daily balances. Nonacccrual loans are included in loans.

------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                        1995                            1994
------------------------------------------------------------------------------------------------------------------------------
                                                      Average    Income/    Yield/    Average    Income/    Yield/    Average
                                                      balance    Expense     Rate     balance    Expense     Rate     balance
------------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                       (dollars in thousands)
Interest-earning assets:
     Loans, net of deferred fees (1)                $  159,899   $ 16,375   10.24%   $ 212,029   $ 18,740   8.84%   $ 289,675
     Investment securities                              43,290      2,586    5.97%      37,736      2,169   5.75%      37,935
     Bank-owned TCD                                        391         21    5.37%       1,311         67   5.11%       5,645
     Fed funds sold                                     31,332      1,816    5.80%      26,536      1,160   4.37%      18,431
------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets/interest income          234,912     20,798    8.85%     277,612     22,136   7.97%     351,686
------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                 16,600                          19,353                         25,717
Allowance for loan losses                               (7,108)                        (11,237)                        (9,309)
Premises and equipment                                   2,091                           1,862                          2,273
Other assets                                             7,706                           7,704                         10,594
------------------------------------------------------------------------------------------------------------------------------
     Noninterest earning assets                         19,289                          17,682                         29,275
------------------------------------------------------------------------------------------------------------------------------
Total average assets                                $  254,201                       $ 295,294                      $ 380,961
==============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
NOW/MMDA                                            $   52,895   $  1,390    2.63%   $  58,114   $  1,540   2.65%   $  66,167
Savings                                                 27,707        653    2.36%      34,575        821   2.37%      37,892
TCDs                                                    84,337      4,314    5.12%     104,671      3,892   3.72%     142,020
------------------------------------------------------------------------------------------------------------------------------
     Deposits                                          164,939      6,357    3.85%     197,360      6,253   3.17%     246,079
------------------------------------------------------------------------------------------------------------------------------
Notes payable                                               68          4    5.88%         125          9   7.20%       1,908
Commercial paper                                           -          -        -           -          -       -         6,987
Fed funds purchased                                        -          -        -            44          1   2.27%       1,376
Repurchase agreements                                      -          -        -           129          5   3.88%       7,447
------------------------------------------------------------------------------------------------------------------------------
     Other interest-bearing liabilities                     68          4    5.88%         298         15   5.03%      17,718
------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities/interest
  expense                                              165,007      6,361    3.85%     197,658      6,268   3.17%     263,797
------------------------------------------------------------------------------------------------------------------------------
Demand deposits                                         62,980                          75,568                         87,383
Other liabilities                                        2,128                           1,965                         (7,008)
------------------------------------------------------------------------------------------------------------------------------
     Noninterest bearing liabilities                    65,108                          77,533                         80,375
     Shareholders' equity                               24,086                          20,103                         36,789
------------------------------------------------------------------------------------------------------------------------------
Total average liabilities and equity                $  254,201                       $ 295,294                      $ 380,961
==============================================================================================================================
NET INTEREST INCOME/NET INTEREST MARGIN                          $ 14,437    6.15%               $ 15,868   5.68%
==============================================================================================================================

----------------------------------------------------------------------
Years ended December 31,                           1993
----------------------------------------------------------------------
                                                    Income/     Yield/
                                                    Expense      Rate
----------------------------------------------------------------------
ASSETS
Interest-earning assets:
     Loans, net of deferred fees (1)              $  23,190      8.01%
     Investment securities                            1,916      5.05%
     Bank-owned TCD                                     263      4.66%
     Fed funds sold                                     542      2.94%
----------------------------------------------------------------------
Total interest earning assets/interest income        25,911      7.37%
----------------------------------------------------------------------
Cash and due from banks
Allowance for loan losses
Premises and equipment
Other assets
----------------------------------------------------------------------
     Noninterest earning assets
----------------------------------------------------------------------
Total average assets
======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
NOW/MMDA                                          $   1,805      2.73%
Savings                                               1,052      2.78%
TCDs                                                  5,515      3.88%
----------------------------------------------------------------------
     Deposits                                         8,372      3.40%
----------------------------------------------------------------------
Notes payable                                           112      5.87%
Commercial paper                                        186      2.66%
Fed funds purchased                                      44      3.20%
Repurchase agreements                                   285      3.83%
----------------------------------------------------------------------
     Other interest-bearing liabilities                 627      3.54%
----------------------------------------------------------------------
Total interest-bearing liabilities/interest
  expense                                             8,999      3.41%
----------------------------------------------------------------------
Demand deposits
Other liabilities
----------------------------------------------------------------------
     Noninterest bearing liabilities
     Shareholders' equity
----------------------------------------------------------------------
Total average liabilities and equity
======================================================================
NET INTEREST INCOME/NET INTEREST MARGIN           $  16,912      4.81%
======================================================================

(1) Includes loans on nonaccrual status of approximately $4.3 million, $7.6 million, and $19.3 million at December 31, 1994, and 1993, respectively. The amount of interest foregone on loans that were on nonaccrual status were approximately $1.3 million, $1.6 million, and $2.2 million for the years ended December 31, 1995, 1994, and 1993, respectively. Interest income on loans includes amortization of net loan fees of approximately $139 thousand, $237 thousand, and $77 thousand for the years ended December 31, 1995, 1994, and 1993, respectively.


The Company's primary source of revenue is net interest income, which is the difference between the interest and fees earned on loans and investments and the interest paid on deposits and other funds. The Company's net interest income is affected by changes in the amount and mix of interest on interest-earning assets and interest-bearing liabilities and by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The table below sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in average interest rates
(rate) and changes in average asset and liability balances (volume). The change in interest due to both rate and volume has been allocated to change due to rate and volume in proportion to the relationship of absolute dollar amounts in each. Nonaccrual loans are included in average loan balances.

                                                                  1995 and 1994                           1994 and 1993
                                                               Increase (decrease)                     Increase (decrease)
                                                                due to change in                        due to change in
                                                            Rate       Volume   Net Change         Rate       Volume   Net Change
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
     Loans, net of deferred fees                      $    2,973   $   (5,338)  $   (2,365)  $    2,412   $   (6,861)  $   (4,449)
     Investment securities                                    85          332          417          262          (11)         251
     Bank-owned TCD                                            3          (49)         (46)          26         (221)        (195)
     Fed funds sold                                          378          278          656          264          354          618
---------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets/interest income              3,439       (4,777)      (1,338)       2,964       (6,739)  $    3,775
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
NOW/MMDA                                                     (13)        (137)        (150)         (52)        (213)        (265)
Savings                                                       (6)        (162)        (168)        (152)         (78)        (230)
TCDs                                                       1,463       (1,041)         422         (236)      (1,388)      (1,624)
---------------------------------------------------------------------------------------------------------------------------------
     Total Deposits                                        1,444       (1,340)         104         (440)      (1,679)      (2,119)
---------------------------------------------------------------------------------------------------------------------------------
Notes payable                                                 (2)          (3)          (5)          25         (128)        (103)
Commercial paper                                             -            -             -          (186)          -          (186)
Fed funds purchased                                           (1)         -             (1)         (13)         (30)         (43)
Repurchase agreements                                         (5)         -             (5)           4         (284)        (280)
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities/interest expense        1,436       (1,343)          93         (610)      (2,121)      (2,731)
---------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME/NET INTEREST MARGIN               $    2,003   $   (3,434)  $   (1,431)  $    3,574   $   (4,618)  $   (1,044)
=================================================================================================================================

Net interest income decreased by $1.4 million, or 9.0%, to $14.4 million during 1995 compared to 1994, primarily due to a significant decrease in average interest earning assets. This decrease reflects overall balance sheet shrinkage to improve liquidity, as well as to achieve compliance with the capital requirements of the Banks' regulatory agreements. The decrease is partially offset by a higher net interest margin during 1995, due to changes in interest bearing liabilities, the reduction in nonperforming assets and higher market interest rates.

Interest income decreased $1.3 million to $20.8 million for the year ended December 31, 1995. The decrease in interest income was primarily attributable to a significant decrease in interest earning assets, principally loans. However, the net interest margin increased 0.47% and yields on average earning assets increased 0.88%. The increased yields resulted in part from the overall increase in market rates during 1995, together with changes in the Company's asset mix, and the reduction in nonperforming assets.

Average interest earning assets were $234.9 million during 1995, a 15.4% decrease from average earning assets of $277.6 million for 1994. The Company reduced average interest earning assets to fund a planned reduction of volatile deposits, particularly title and escrow demand deposits, and institutional certificates of deposit. Average interest earning assets as a percent of total average assets decreased from 94.0% to 92.41% for the years ended December 31, 1995, and 1994, respectively.

Average balances for loans, the largest and highest yielding component of earning assets, decreased 24.6% during 1995. Loan yields increased by 1.40% reflecting a decrease in nonaccrual loans, and higher yields on new loans and repricing loans.

Average investment securities increased $5.6 million to $43.3 million for the year ended December 31, 1995, and average yields increased 0.22% largely because of the yield curve inversion noted during 1995.

Average balances for federal funds sold and average yields increased $4.8 million and 1.43% to $31.3 million and 5.80% for the year ended December 31, 1995. Management noted the inversion of the yield curve at midyear and was able to maintain relatively high balances invested in federal funds sold through the remainder of 1995.

Interest expense increased $100 thousand to $6.4 million from $6.3 million for the years ended December 31, 1995, and 1994, respectively. The increase in interest expense was primarily attributable to an increase in the Company's average cost of funds on interest-bearing deposits to 3.85% during 1995 from 3.17% due primarily to rising market interest rates.

The increase in the cost of funds was offset by a 16.4% decrease in average interest bearing deposits from $197.4 million to $164.9 million for the years ended December 31, 1995, and 1994, respectively. Average deposits decreased from $272.9 million to $227.9 million for the years ended December 31, 1995, and 1994, respectively, a decrease of 16.5%. During 1995, within the TCD category, approximately $12.3 million or 55% of the institutional TCDs were replaced by local market area customer TCDs.

Average deposits were $227.9 million, $272.9 million, and $333.5 million, for the years ended December 31, 1995, 1994, and 1993, respectively. The 18.2% and 16.5% decreases in average deposits from 1993 to 1994 and from 1994 to 1995, respectively, were due to the planned run-off of title and escrow demand deposits, and institutional and brokered certificates of deposit designed to improve the Banks' core deposit bases and reduce potentially volatile liabilities, offset by increases in December 1995 that resulted from marketing programs designed to improve the public's perception of the Banks, enhance business development, generate core deposit growth and a renewed expansion of total banking relationships.

Average interest-bearing deposits decreased 16.4% to $164.9 million from $197.4 million for the years ended December 31, 1995, and 1994. Average balances for interest -bearing demand and savings accounts decreased $5.2 million and $6.9 million to $52.9 million and $27.7 million for the year ended December 31, 1995, from the run-off of escrow and title company accounts. Rates on these deposits remained relatively constant for the year ended December 31, 1995. Average balances for time certificates of deposits decreased $20.4 million to $84.3 million from $104.7 million for the years ended December 31, 1995, and 1994, respectively. This decrease which accounts for the largest percentage of the overall decrease on average deposits consists principally of institutional time certificates of deposit that the Company successfully reduced during 1995.
Rates on average time deposits, which comprised 37.0% of average total deposits for 1995, increased 37.6% to 5.12% from 3.72% for the years ended December 31, 1995, and 1994, respectively. This increase was primarily a result of the higher market rates.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Rate Sensitive Assets/Rate Sensitive Liabilities".

Provision For Loan Losses

For the years ended December 31, 1995, and 1994, the provision for loan losses was $410 thousand and $3.8 million, respectively. Net loan charge-offs were $3.3 million and $9.9 million, or 2.05% and 4.66% of average loans and leases, respectively. Of the 1994 charge-offs, $5.0 million are attributable to the bulk loan sale which occurred in May 1994. The reduction of loan loss provision from 1994 to 1995 is due to the continuing improvement in the Company's credit quality.

The following table summarizes the Company's loan loss reserves and loan loss experience for the years indicated:

for the years ended December 31,                                      1995      1994      1993      1992     1991
-----------------------------------------------------------------------------------------------------------------
                                                                                (dollars in thousands)
Balance at beginning of period                                      $ 8,261   $14,313   $ 3,854   $ 2,845   $2,285
Charge-offs
  Commercial, financial and agricultural                              2,812     8,705     4,026     1,818    1,696
  Real estate construction                                              151       603        67       --       100
  Real estate mortgage                                                  339       254     1,476       --        --
  Installment                                                           295       808       570       722      243
  Lease financing                                                        64        69        52         3       29
                                                                    ----------------------------------------------
          Total charge-offs                                           3,661    10,439(1)  6,191     2,543    2,068
Recoveries
  Commercial, financial and agricultural                                338       428       409       111       56
  Real estate construction                                               --        --        --        --       --
  Real estate mortgage                                                    1         4         1        --       --
  Installment                                                            52       117        16        38       35
  Lease financing                                                        --        13        11        --       --
                                                                    ----------------------------------------------
          Total recoveries                                              391       562       437       148       91
          Net charge-offs                                             3,270     9,877     5,754     2,395    1,977
Provision charged to operations                                         410     3,825    16,213     3,404    2,537
                                                                    ----------------------------------------------
Balance at end of period                                            $ 5,401    $8,261 $14,313   $ 3,854   $2,845
                                                                    ==============================================

for the years ended December 31,                                       1995      1994      1993      1992     1991
------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs to average loans outstanding                  2.05%     4.66%     1.99%     0.76%    0.68%
Loan loss reserves to nonperforming loans(2)                         121.62    103.98     72.15    118.44    30.09
Loan loss reserves to nonperforming assets(2)                         67.33     73.96     64.86     53.57    24.78
Classified assets to loan loss reserve plus shareholders' equity      44.44    113.27    186.27     84.71    67.45

______________________________
(1) Of this amount, $5.0 million was attributable to the bulk loan sale completed in May 1994.
(2) Does not include $3.3 million and $2.0 million of TDRs that were performing at December 31, 1995 and 1994, respectively.

Noninterest income

Noninterest income decreased $1.8 million, or 44.7%, for the year ended December 31, 1995. However, noninterest income for the year ended December 31, 1994, included one-time gains for the sales of the Company's mortgage servicing rights and merchant credit card operations of $1.4 million and $174 thousand, respectively. As adjusted for these one-time gains, noninterest income decreased $200 thousand for the year ended December 31, 1995. This adjusted net decrease is partially offset by increased gains on the sale of SBA loans of $400 thousand realized during 1995. Service charges on deposit accounts decreased by $250 thousand or 20.5% during 1995 primarily as a result of the 16.5% reduction in average deposits. Loan fees, which are comprised of late charges and other service fees related to the Company's credit products, decreased $347 thousand to $123 thousand for the year ended December 31, 1995, from the sale of the mortgage servicing rights. The sale of the merchant credit card operations in 1994 resulted in a $42 thousand reduction in fee income during 1995, which is reported with miscellaneous fee income. The reduction in mortgage servicing and merchant credit card activity led to a corresponding decrease in noninterest expenses.

Noninterest income in the future is anticipated to be lower due to the discontinuance of mortgage activities. Combined net mortgage servicing fees and gains on sale of mortgage loans included in total noninterest income were $589 thousand and $1.7 million for the years ended December 31, 1994, and 1993, respectively; no fee income from mortgage servicing was reported for the year ended December 31, 1995.

Noninterest expense

The following table sets forth the Company's noninterest expense for the periods indicated:

for the years ended December 31,                      1995             1994            1993
-------------------------------------------------------------------------------------------
                                                             (dollars in thousands)
Salaries and employee benefits                      $ 6,861         $ 6,423         $ 7,082
Net occupancy                                         1,719           2,087           2,578
Equipment                                               670             830           1,241
Professional services                                 1,618           1,928           1,878
Real Estate Owned                                       169             641           1,733
Amortization of goodwill                                --               --           1,266
Courier services                                        275             280             255
Office supplies and office expense                      513             612             800
FDIC/OCC assessments                                    698             996           1,053
Business development and advertising                    518             364             271
Other                                                 1,896           1,923           2,682
                                                    ---------------------------------------
          Total Noninterest Expense                 $14,937         $16,084         $20,839
                                                    =======================================

Noninterest expense decreased $1.1 million or 7.1%, in 1995, due primarily to decreases in REO expenses, occupancy and equipment expenses, professional services and FDIC/OCC assessments, partially offset by increases in salaries and employee benefit expenses. Total noninterest expense expressed as a percentage of net interest income plus other income, commonly referred to as the efficiency ratio, was 89.53% and 80.71% for the years ended December 31, 1995, and 1994, respectively.

Salary and employee benefit expense increased by $438 thousand, or 6.8%, during 1995, primarily as a result of increases in ESOP expenses and a decrease in loan origination costs. ESOP expenses in 1995 totaled $547 thousand due to compensation expense recorded for contributions made. As a result, the Trustee of the ESOP paid off the loan to the Company and all of the shares previously held in the suspense account, which totalled 185,840 shares as of December 31, 1994, were released to the eligible plan participants. Therefore, as of December 31, 1995, there is no longer any requirement for the Company to contribute to the ESOP, and there is no longer any loan outstanding between the Company and the ESOP. No ESOP contributions were made in 1994. The Company also adopted Statement of Position ("SOP") 93-6 in 1994 which provided for future ESOP contributions to be expensed at fair market value of the Common Stock at the time of the contribution, rather than the historical cost of $9.00 per share. The expense recorded is based on the average market value of the stock during the year. Deferred loan origination costs decreased as a result of decreases in the number of loan originations from 1994 to 1995, which is evidenced by lower average loan balances during the respective years, and a decrease in the origination cost recorded per loan as a result of a cost analysis performed during 1995. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, the Company defers loan origination costs and amortizes them into loan interest income over the life of each loan. These deferred costs were $142 thousand and $207 thousand as of December 31, 1995, and 1994, respectively. These increases during 1995 are offset by decreases in salary expenses and other employee benefits due to staff reductions, as total full time equivalent employees declined from 141 at December 31, 1994, to 127 at December 31, 1995.

Occupancy expense decreased $368 thousand, or 17.6%, during 1995, as a result of a decrease in amortization on leasehold improvements, lower rent expenses and an increase in sublease income, offset by an inventory adjustment to premises and equipment. During 1994 and 1995, the Company sublet or terminated leases for office space formerly housing its commercial lending department, mortgage origination department and administrative personnel, along with the Wilmington branch location. The Company also negotiated a favorable renewal of the lease for its Central Operations office, and allowed the lease for one of its properties to expire during 1995. Equipment expense decreased $160 thousand, or 19.3%, during 1995, primarily due to a significant decrease in depreciation expense due to the decline in fixed asset additions during 1995 and in computer maintenance expenses associated with outsourcing of the data processing operations in 1994.

Professional services expense decreased $310 thousand, or 16.1%, during 1995, as a result of a decrease in the legal fees related to the settlement and collection of problem loans, as evidenced by the Company's significant reduction in nonperforming and classified assets, and the reversal of legal fees incurred during 1995 that were related to and offset against a legal settlement.
FDIC/OCC assessments decreased $298 thousand or 29.9%, during 1995, primarily due to a reduction in the semi-annual BIF insurance assessment percentage and a decrease in average deposits from 1994 to 1995, as the premium is determined as a percentage of FDIC adjusted deposit balances.

REO expense declined $472 thousand during 1995. REO expense resulting from fair value adjustments to the REO properties was $263 thousand for the year ended December 31, 1995, rather than $959 thousand for the year ended December 31, 1994. The reduction in fair value adjustments reflects a stabilization in the market for distressed properties. When a property is taken into REO, if the fair value of the property is less than the Company's recorded loans plus estimated selling costs, a writedown is taken immediately and charged to the loan loss reserve. Subsequent reductions in fair value based on appraisals are charged to noninterest expense as writedowns. In addition, REO maintenance expenses were $263 thousand as compared to $193 thousand for the years ended December 31, 1995, and 1994, respectively. This increase resulted primarily from a change in the composition of REO properties held during 1995 towards commercial rental properties. These writedowns and expenses were partially offset by gains on sale of REO of $358 thousand and $511 thousand for the years ended December 31, 1995, and 1994, respectively.

Income Taxes

The Company recorded an income tax benefit of $2.4 million for the year ended December 31, 1995, resulting primarily from the reversal of valuation allowances that had been established against deferred tax assets in prior years to fully offset net deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers projected future taxable income and tax planning strategies in making this assessment. The necessity for the valuation allowance was reassessed during 1995 and the valuation allowance was reversed, resulting in income recognition.

Income tax expense of $285 thousand was recorded for the year ended December 31, 1994, reflecting the charge taken to increase the tax valuation allowance in accordance with the provisions of SFAS No. 109 and to reflect the filing of the Company's 1993 tax returns. The Company had current tax assets of $1.5 million at December 31, 1995, representing the remaining benefit from the 1994 and 1995 net operating loss carrybacks to 1992 and other refundable taxes. In addition, the Company had a net deferred tax asset of $1.4 million, which resulted primarily from timing differences in the deduction of bad debts between the financial statements and the tax return.

1994 COMPARED WITH 1993

Net Interest Income and Net Interest Margin

Net interest income decreased by $1.0 million, or 6.2%, to $15.9 million for the year ended December 31, 1994, compared to $16.9 million for the year ended December 31, 1993, primarily due to a significant decrease in average interest earning assets. These decreases reflect overall balance sheet shrinkage, beginning in 1993, to improve liquidity as well as to achieve compliance with the capital requirements of the Banks' regulatory agreements.

Interest income for 1994 decreased $3.8 million, or 14.6%, compared to $22.1 million in 1993, while interest expense decreased $2.7 million, or 30.4%, for the same period to $6.3 million. The decrease in interest income during 1994 was primarily attributable to a significant decrease in interest earning assets, primarily loans. The decrease in interest income was slightly offset by an increase in the yield on interest earning assets to 7.97% for 1994 versus a 7.37% yield on interest earning assets for 1993, which reflects increases in market interest rates beginning in 1994 and a change in the mix of assets due to the declining asset base.

Average interest earning assets were $277.6 million during 1994, a 21.1% decrease from the average balance of $351.7 million for 1993. The Company reduced average interest earning assets to fund a planned reduction of volatile deposits, particularly title and escrow deposits and institutional certificates of deposit. Average interest earning assets as a percent of total average assets increased from 92.3% for 1993 to 94.0% for 1994. Loans, the largest and highest yielding component of earning assets, decreased 26.8% during 1994.

The decrease in interest expense during 1994 was primarily attributable to a 19.8% decrease in average interest bearing deposits from $246.1 million for 1993 to $197.4 million for 1995. In addition, the decrease in interest expense was affected by a change in the mix of interest-bearing liabilities. Average noninterest-bearing deposits as a percent of total average deposits increased from 26.2% for 1993 to 27.7% for 1994. Average deposits decreased from $333.5 million for 1993 to $272.9 million for 1994, a decrease of 18.2%. Average certificates of deposit greater than $100 thousand decreased from 16.27% of average total deposits for 1993 to 12.34% of average total deposits for 1994. As a result of the shift in the mix of liabilities, the average cost of funds declined to 3.17% during 1994 compared to a 3.41% cost of funds for 1993, despite increases in market interest rates.

Net interest margin increased to 5.68% from 4.81% for the years ended December 31, 1994 and 1993, respectively. Most of the increase resulted from the reduction in non-performing assets and higher market interest rates, which was partially offset by a decrease in average earning assets, primarily loans.

Noninterest income

Noninterest income decreased $756 thousand, or 15.7%, during 1994, primarily due to a lower level of mortgage activity. Loan fees decreased 60.6% from $1.2 million in 1993 to $470 thousand in 1994, reflecting a significant decrease in income resulting from mortgage loan originations and servicing during the year. Net mortgage servicing fees were $317 thousand in 1994, compared with $618
thousand in 1993, a decrease of 48.7%.   The Company sold its mortgage servicing
rights for a net gain of $1.4 million in May 1994, which was offset by a write-off of $320 thousand. The Company also sold its mortgage origination unit in June 1994 in return for residual income on future loan originations by the acquirer. However, due to significant reductions in mortgage origination activity subsequent to the sale, the acquirer closed the mortgage origination unit, and no residual income will be generated. Noninterest income increased in 1994, due to the gain on sale of mortgage servicing and a gain of $174 thousand on the sale of the merchant credit card operation in March 1994. These increases were offset by a 21.0% decrease in gains on the sale of SBA loans during 1994. The decreases in gains on sale of SBA loans were due primarily to reduced volume of sales and the deferral of income recognition due to the timing
of such sales.   Service charges on deposit accounts decreased during 1994 as a result of customers maintaining higher average balances to offset service charge assessments and lower deposit levels.

Miscellaneous fee income decreased 40.0% from $590 thousand in 1993 to $354 thousand in 1994 due to the elimination of the merchant card portfolio during 1994 and certain other recordkeeping services for customers during 1993 and 1994. Miscellaneous fees include merchant card income, cash management service charges, safe deposit box rentals, charges for items such as money orders, cashiers' checks and ATM transactions, and reflect usage and transaction volume. Merchant card income represented 13.0% and 24.9% of total miscellaneous fees during 1994 and 1993, respectively.

Noninterest income in the future is anticipated to be lower due to the discontinuance of mortgage activities. Combined net mortgage servicing fees and gains on sale of mortgage loans included in total noninterest income were $589 thousand and $1.7 million in 1994 and 1993, respectively.

Provision For Loan Losses and Nonperforming Loans

In 1994 and 1993, the provision for loan losses was $3.8 million and $16.2 million, respectively. Net loan charge-offs in 1994 and 1993 were $9.9 million and $5.8 million, respectively, or 4.66% and 1.99% of average loans and leases, respectively. Of the 1994 charge-offs, $5.0 million are attributable to the bulk loan sale which occurred in May 1994. The reduction of loan loss provision from 1993 to 1994 is due to a significant decline in the migration of loans to nonaccrual status or REO during 1994.

At December 31, 1994, the loan loss reserve decreased to $8.3 million compared to $14.3 million at December 31, 1993. The ratio of the loan loss reserves to outstanding loans and leases at December 31, 1994, and 1993 was 4.92% and 5.35%, respectively.

The coverage ratio, or the ratio of loan loss reserves to nonperforming loans, was 103.98% and 72.15%, at December 31, 1994 and 1993, respectively. Loans past due 90 days or more and still accruing totaled $331 thousand and $552 thousand at December 31, 1994, and 1993, respectively.

At December 31, 1994, loans totaling $7.6 million were on nonaccrual status, compared with $18.9 million at December 31, 1993. As of December 31, 1994, the Company had restructured loans in the amount of $2 thousand, compared to $348 thousand at December 31, 1993.

Total nonperforming loans as a percent of total loans outstanding were 4.73% and 7.41% at December 31, 1994 and 1993, respectively.

Noninterest expense

Noninterest expense decreased $4.8 million, or 22.8%, in 1994, due primarily to a decrease in REO expense, the write-off of goodwill during 1993, and decreased salaries and employee benefits, occupancy and equipment expenses. Total noninterest expense expressed as a percentage of net interest income plus other income, commonly referred to as the efficiency ratio, was 80.71% for 1994 and 95.89% for 1993.

REO expense declined $1.1 million during 1994. The Company incurred writedowns on REO of $1.4 million during 1993 due to declining market values on properties that were principally raw land and commercial real estate. REO writedowns in 1994 totaled $959 thousand. These writedowns were partially offset by gains on sale of REO of $1 thousand in 1993 and $511 thousand in 1994.

Salary and employee benefit expense decreased by $659 thousand, or 9.3%, during 1994 primarily as a result of staff reductions. Total full time equivalent employees declined from 199 at December 31, 1993 to 141 at December 31, 1994. The decrease in employee benefits expense during 1994 reflected reduced employee health benefits and the savings of $635 thousand compensation expense related to the ESOP, which was partially offset by $49 thousand in 401(k) matching contributions. These salary and employee benefit expense reductions were partially offset by decreased deferred loan origination costs. These deferred costs were $457 thousand and $207 thousand as of December 31, 1994, and 1993, respectively.

Occupancy expense decreased $491 thousand, or 19.0%, during 1994, as a result of a decrease in amortization expense related to leased space and an increase in income from subleases. During 1993 and 1994, the Company sublet or terminated leases for office space formerly housing its commercial lending department, mortgage origination department and administrative personnel. Equipment expense decreased $411 thousand, or 33.1%, during 1994, primarily due to a significant decrease in depreciation expense. The Company outsourced its data processing in May 1994 with monthly cost savings of approximately $52 thousand. The Company outsourced its courier service in September 1993, resulting in monthly reductions of approximately $8 thousand.

Income Taxes

The Company recorded income tax expense of $285 thousand in 1994. The charge of $285 thousand was taken to increase the tax valuation allowance in accordance with the provisions of SFAS No. 109 and to reflect the filing of the Company's 1993 tax returns. The Company recorded an income tax benefit of $3.2 million in 1993, reflecting available carryback to tax years 1990 through 1992. The Company had a tax asset of $794 thousand at December 31, 1994, representing the remaining benefit from the 1994 net operating loss carryback to 1992 and other refundable taxes. In addition, the Company had a net deferred tax asset of $3.1 million which was fully offset by a tax valuation allowance.

INFLATION

The assets and liabilities of the Company, except for fixed assets, are virtually all monetary items. Since the Company maintains a small portion of its total assets in fixed assets, 0.9% at December 31, 1995, and 0.7% at December 31, 1994, respectively, the potential for inflated earnings resulting from understated depreciation charges is minimal. High inflation rates could impact other expense items, such as salaries and occupancy expense.

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

The Banks maintain levels of liquidity that they consider adequate to meet their current needs. The Banks' principal sources of cash include incoming deposits, the repayment of loans and conversion of investment securities. When cash requirements increase faster than cash is generated, either through increased loan demand or withdrawal of deposited funds, the Banks can arrange for the sale of loan participations and liquidate investments and access their federal funds lines of credit with correspondent banks or other lines of credit with federal agencies. Ventura and Frontier have credit lines, for $8 million and $3 million, respectively, with an unaffiliated financial institution which enable them to borrow federal funds on an unsecured basis. In addition, the Banks have available lines of credit with the Federal Home Loan Bank of San Francisco equal to 15% of Ventura's assets and 10% of Frontier's assets which enable them to borrow funds on a secured basis. At December 31, 1995, the Banks were not obligated to any entity in connection with their federal funds lines of credit.

Management of the Company has set a minimum liquidity level of 20% as a target. The Company's average liquid assets (cash and cash equivalents, federal funds sold, interest bearing deposits with other financial institutions and investment securities available for sale, less securities pledged as collateral and outgoing cash letters) as a percentage of average assets of the Company during 1995, 1994, and 1993 was 23.3%, 18.6% and 13.6%, respectively. Average liquidity for 1995, 1994, and 1993, expressed as a percent of average liabilities, was 25.7%, 20.0%, and 16.6%, respectively. From 1993 to 1995, the Company underwent significant balance sheet restructuring, as evidenced by the substantial reductions in assets, loans, and deposits, which accounts for the improved liquidity. The loan to deposit ratios for the Company at December 31, 1995, 1994, and 1993 were 64.5%, 67.6% and 79.6%, respectively.

Although the Banks do not currently purchase brokered deposits, in the past, both Ventura and Frontier have, to a certain degree, funded growth in their assets through demand deposits of title and escrow companies and by the issuance of certificates of deposit to persons, including other financial institutions, not otherwise having banking relationships with the Banks. Such liabilities are potentially unstable sources of deposits because they are generally attracted to the financial institution based primarily upon the interest rate paid by the institution and the general financial condition of the institution and may be withdrawn on relatively short notice. Furthermore, the proceeds of such liabilities are generally invested in relatively low yielding short term investment securities rather than higher yielding loans. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow deposits and institutional deposits as a percentage of total deposits. Demand deposits owned by title and escrow companies represented 0.1%, 1.2% and 11.3% of total deposits at December 31, 1995, 1994, and 1993, respectively.
Certificates of deposit held by other financial institutions represented 4.2%, 9.4%, and 11.4% of total deposits at December 31, 1995, 1994, and 1993, respectively, and brokered CDs represented 1.3% of total deposits at December 31, 1993; the Company did not have any brokered CDs at December 31, 1995, or 1994.

Although liability management is the key to liquidity management in the short-term, long-term planning of both assets and liabilities is necessary to manage net yields. To the extent maturities of assets and liabilities do not match in a changing rate environment, net yields may be affected.

Parent is a legal entity, separate and distinct from its subsidiaries, and it
must separately meet its liquidity needs.   Aside from raising capital on its
own behalf or borrowing from outside sources, Parent may receive additional funds through dividends paid by, and fees from services provided to its subsidiaries. Future cash dividends paid to Parent by its subsidiaries will depend on each subsidiary's future profitability, capital requirements, restrictions imposed by regulatory agreements and other factors. See "Market Price of Common Stock and Dividends" and "Risk Factors--Dividend Restrictions." In addition, the Formal Agreement required the Parent to reimburse Ventura for $3.3 million in connection with interest paid to Parent on deposits of funds generated by commercial paper sales. The reimbursement was made during 1995. See "Risk Factors--Regulatory Agreements and Capital Requirements."

During 1995, Parent paid off notes payable in the amount of $125 thousand with proceeds from the rights offering and had no notes payable outstanding as of December 31, 1995. Parent has sufficient cash available to meet its obligations during 1996.

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

One method the Company uses to monitor interest rate sensitivity is by attempting to match rate sensitive assets to rate sensitive liabilities over several time periods by using what is called GAP analysis. Set forth in the table below is the interest rate sensitivity or GAP position of the Company at December 31, 1995.

                                                                  OVER
                                                     LESS       ONE YEAR       OVER
                                                   THAN ONE     THROUGH        FIVE      NONINTEREST
                                                     YEAR      FIVE YEARS      YEARS       BEARING       TOTAL
-----------------------------------------------------------------------------------------------------------------
                                                                   (dollars in thousands)
ASSETS
Cash and due from banks                            $   --      $       --      $   --      $19,920       $ 19,920
Interest-bearing deposits with other financial
          institutions                                  100            --          --          --             100
Federal funds sold                                   47,450            --          --          --          47,450
Securities available-for-sale                        11,674        17,572        7,492         --          36,738 (1)
Loans, net fixed rate                                14,027        19,255        6,341         --          39,623
Loans, net floating rate                            113,882            --          --        4,260        118,142
Noninterest bearing assets                             --              --          --       11,334         11,334
Less loan loss reserve                                 --              --          --       (5,401)        (5,401)
                                                   --------------------------------------------------------------
          Total assets                             $187,133       $36,827      $13,833     $30,113       $267,906
                                                   ==============================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest bearing deposits                       $   --         $    --      $   --      $68,074        $68,074
Interest-bearing demand and savings deposits         77,085            --          --          --          77,085
Time certificates of deposit                         84,171         6,742          --          --          90,913
Other liabilities                                      --              --          --        2,225          2,225
Shareholders' equity                                   --              --          --       29,609         29,609 (1)
                                                   --------------------------------------------------------------
Total liabilities and shareholders' equity         $161,256       $ 6,742     $    --     $ 99,908       $267,906
                                                   ==============================================================
Interest rate-sensitivity gap                      $ 25,877       $30,085     $ 13,833
Cumulative interest rate-sensitivity gap             25,877        55,962       69,795
Cumulative interest rate-sensitivity gap
          as a percent of total assets                  9.7%         20.9%        26.1%

_____________________________________
(1) Excludes unrealized losses of $150 thousand on securities available for sale as of December 31, 1995.

At December 31, 1995, the Company had net repriceable assets (a "positive" gap) as measured at one year of 9.7% of total assets. The net repriceable assets over a five-year time horizon totaled approximately $56 million or 20.9% of total assets. A positive gap implies that the Company is asset sensitive, and therefore subject to a decline in net interest income as interest rates decline. In a relatively stable interest rate environment that follows a rise in interest rates, variable rate liabilities will continue to reprice upward while variable rate assets, particularly those indexed to prime rate, remain relatively constant, thereby narrowing net interest margin. As interest rates decline, variable rate assets reprice at lower rates immediately, while the variable rate liabilities reprice gradually, resulting in a narrowing of the net interest margin. The 1995 and 1994 results reflect the situation in which the net interest margin grew as rates increased, whereas, the 1993 results reflect the opposite situation, with declines in the net interest margin as rates declined.

To measure the earnings impact due to asset sensitivity, the Company has purchased software to simulate the effect of interest rate changes on the balance sheet. The Asset/Liability Committees ("ALCO") of the Banks analyze data produced by this software monthly to determine the most appropriate manner to counter interest rate risk. Based on the recommendations from ALCO, the Banks have implemented strategies to counter the impact of changing interest rates, including the establishment of interest rate floors on 37% of the variable rate loans at December 31, 1995, to mitigate the effect on the net interest margin if rates decline, and also by investing in fixed rate investment securities and increased percentages of fixed rate loans in the portfolio. Management believes that these strategies are effective in minimizing the impact on earnings from changes in interest rates. However, no assurances can be given that this strategy will be successful if market rates decline below the floors and customers attempt to refinance such loans.

CAPITAL RESOURCES

The FDIC Improvement Act requires that for banks to be considered "well capitalized", they must maintain a leverage ratio of 5.0%, a Tier 1 capital ratio of 6.0% and a risk-based capital ratio of 10.0% and not be under a written agreement or capital directive. Banks will be considered "adequately capitalized" if they maintain a leverage ratio of 4.0%, a Tier 1 risk-based capital ratio of 4.0%, and a total risk-based capital ratio of 8.0%. The Consent Order requires Frontier to maintain capital ratios at levels substantially higher than the levels generally applicable to other national banks. Frontier is required to maintain a Tier 1 risk-based capital ratio of 9.50% and a leverage capital ratio of 7.00%. See "Supervision and Regulation-- Potential and Existing Enforcement Actions". Tier 1 capital consists primarily of common stock, retained earnings and perpetual preferred stock, less goodwill and other ineligible items. Tier 2 capital is comprised of limited life preferred stock, subordinated debt and loan loss reserves limited to 1.25% of total risk weighted assets. Total risk-based capital is Tier 1 plus Tier 2 capital; however, at least 50% of total capital must be comprised of Tier 1 capital. The capital standards specify that assets, including certain off-balance items be assigned risk weights based on credit and liquidity risk which range from 0% risk weight for cash to 100% risk weight for commercial loans and certain other assets. The leverage ratio is Tier 1 capital to adjusted average assets. The Tier 1 capital ratio is Tier 1 capital to risk weighted assets. The total risk-based capital ratio is Tier 1 plus Tier 2 capital to risk weighted assets. The following sets forth the capital ratios for the Company and the Banks at December 31, 1995, and 1994.

as of December 31,                 1995                1994
-------------------------------------------------------------
Company (1)
     Risk-based Capital Ratio      18.83%              12.61%
     Tier 1 Capital Ratio          17.56%              11.32%
     Leverage Ratio                11.40%               7.53%
Ventura
     Risk-based Capital Ratio      17.25%              12.21%
     Tier 1 Capital Ratio          15.97%              10.92%
     Leverage Ratio                10.03%               7.21%
Frontier (1)
     Risk-based Capital Ratio      15.04%              13.57%
     Tier 1 Capital Ratio          13.78%              12.29%
     Leverage Ratio                 9.80%               8.32%

____________
(1) In accordance with recent guidance from the Federal Financial Institutions Examination Council, regulatory capital includes $548 thousand, which represents a $792 thousand cumulative effect adjustment to reduce the balance of SBA loans, a portion of which was offset by income recognized through amortization and gains on the sales of SBA loans during the 90 day recourse period pursuant to generally accepted accounting principles. This amount is not reflected in the accompanying financial statements prepared in accordance with generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1,1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This statement amends SFAS No. 5, "Accounting for Contingencies" and SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." This statement prescribes that a loan is impaired when it is probable that the creditor will be unable to collect all contractual principal and interest payments under the terms of the loan agreement. This statement generally requires impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Creditors may select the measurement method on a loan by loan basis, except that collateral dependent loans must be measured at the fair value of the collateral if foreclosure is probable. The statement also prescribes measuring impairment of a restructured loan by discounting the total expected future cash flows at the loan's effective rate of interest in the original loan agreement. The effect of initially adopting this statement is reported as part of the provision for credit losses. The adoption of SFAS No. 114 and SFAS No. 118 did not have a material impact on the results of operations or the financial position of the Company taken as a whole.

The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993. SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (1) debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Accreted discounts and amortized premiums on investment securities are included as interest income, and unrealized gains or losses relating to holding or selling securities are calculated using the specific identification method.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. This Statement does not require the application of the fair value method and allows the continuance of current accounting method, which requires accounting for stock compensation awards based on their intrinsic value as of the grant date. However, SFAS No. 123 requires proforma disclosure of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The accounting and disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995, though earlier adoption is encouraged. The Company has elected not to adopt the fair value provisions of this statement.

                                            VENTURA COUNTY NATIONAL BANCORP
                                              CONSOLIDATED BALANCE SHEETS

as of December 31,                                                                      1995              1994
-------------------------------------------------------------------------------------------------------------------
                                                                                    (in thousands of dollars)
                           ASSETS
-------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents                                               $     19,920      $     11,442
        Federal funds sold                                                            47,450            27,000
        Interest-bearing deposits with other financial institutions                      100               694
        Securities, available for sale at fair value, (amortized cost $36,738
            and $32,604, respectively)                                                36,588            31,859
        Securities, held to maturity at amortized cost, (market at
            December 31, 1994, $17,963)                                                  -              18,775
        Loans and leases, net of unearned income                                     157,765           167,934
        Less:  loan loss reserve                                                      (5,401)           (8,261)
-------------------------------------------------------------------------------------------------------------------
             Loans and leases, net                                                   152,364           159,673
        Premises and equipment, net                                                    2,371             1,917
        Other assets                                                                   8,963             6,395
------------------------------------------------------------------------------------------------------------------
Total Assets                                                                        $267,756          $257,755
===================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
        Deposits:
             Noninterest bearing demand                                             $ 68,074          $ 67,177
             Interest bearing demand and savings                                      77,085            80,646
             Time certificates of deposit                                             90,913            88,519
-------------------------------------------------------------------------------------------------------------------
                                           Total deposits                            236,072           236,342
        Notes payable                                                                    -                 125
        Other liabilities                                                              2,225             2,236
-------------------------------------------------------------------------------------------------------------------
             Total liabilities                                                       238,297           238,703
        Commitments and contingencies
        Shareholders' equity
             Contributed capital, including common stock, no par value,
             20,000,000 shares authorized; issued and outstanding,
             9,226,723 and 6,333,835 at December 31, 1995, and
             1994, respectively                                                       37,025            30,949
             Unrealized loss on securities, available for sale,
             net of tax at December 31, 1995                                            (615)           (1,178)
             Retained deficit                                                         (6,951)          (10,719)
-----------------------------------------------------------------------------------------------------------------
                                   Total shareholders' equity                         29,459            19,052
-----------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                          $267,756          $257,755
=================================================================================================================

See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP
                     CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31,                               1995             1994               1993
------------------------------------------------------------------------------------------------------------
                                                               (in thousands, except per share amounts)
Interest Income
     Loans and leases                                    $   16,375       $   18,740       $     23,190
     Deposits with financial institutions                        21               67                263
     Investment securities                                    2,586            2,169              1,916
     Federal funds sold                                       1,816            1,160                542
     -------------------------------------------------------------------------------------------------------
                   Total interest income                     20,798           22,136             25,911
Interest Expense
     Deposits                                                 6,357            6,253              8,372
     Other borrowings                                             4               15                627
     -------------------------------------------------------------------------------------------------------
                   Total interest expense                     6,361            6,268              8,999
     -------------------------------------------------------------------------------------------------------
Net Interest Income                                          14,437           15,868             16,912
     Provision for loan losses                                  410            3,825             16,213
------------------------------------------------------------------------------------------------------------
Net Interest Income after Provision for Loan Losses          14,027           12,043                699

Noninterest Income
     Service charges on deposit accounts                        967            1,217              1,521
     Loan servicing fees                                        123              470              1,192
     Miscellaneous fees                                         308              354                590
     Gains (losses) on sales of investment securities            47             (195)                56
     Gain on sale of loan servicing rights                      -              1,443                -
     Gains on sales of SBA loans                                696              305                386
     Other                                                      105              470              1,075
     -------------------------------------------------------------------------------------------------------
                   Total noninterest income                   2,246            4,064              4,820
Noninterest Expense
     Salaries and employee benefits                           6,861            6,423              7,082
     Occupancy, net                                           1,719            2,087              2,578
     Equipment                                                  670              830              1,241
     REO                                                        169              642              1,733
     Goodwill amortization                                      -                -                1,266
     Professional services                                    1,618            1,928              1,878
     FDIC/OCC assessments                                       698              996              1,053
     Business development and advertising                       518              364                271
     Office supplies and expense                                513              612                800
     Courier                                                    275              280                255
     Loan workout                                               579              111                -
     Other                                                    1,317            1,811              2,682
     -------------------------------------------------------------------------------------------------------
                   Total noninterest expense                 14,937           16,084             20,839
     -------------------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes                             1,336               23            (15,320)
     Provision for income taxes (benefit)                    (2,432)             285             (3,233)
------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                        $    3,768       $     (262)      $    (12,087)
============================================================================================================

Per share:
     Net income (loss)                                   $     0.48       $    (0.04)      $      (2.14)


See notes to consolidated financial statements

                        VENTURA COUNTY NATIONAL BANCORP
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                 RETAINED
                                                       SHARES        CONTRIBUTED     LOSS ON     EARNINGS
                                                     OUTSTANDING      CAPITAL      SECURITIES    (DEFICIT)        TOTAL
                                                     -----------      -------      ----------    ---------        -----
                                                               (dollars in thousands, except for shares of stock)
Balance at January 1, 1993                              5,614,255      $28,884       $  (126)     $  1,630      $ 30,388
Net Loss--1993                                                --           ---            --       (12,087)      (12,087)
Increase in unrealized loss on securities                     --           --              4            --             4
Decrease in unearned compensation
          related to ESOP                                     --           635            --            --           635
Sale of Common Stock                                      719,580        1,430            --            --         1,430
                                                        ---------       ------         ------       -------       ------
Balance at December 31, 1993                            6,333,835       30,949          (122)      (10,457)       20,370

Net Loss--1994                                                --           --            --           (262)         (262)
Increase in unrealized loss on securities                     --           --         (1,056)           --        (1,056)
                                                        ---------       ------         ------       -------       ------
Balance at December 31, 1994.                           6,333,835       30,949        (1,178)      (10,719)       19,052

Stock Options Exercised                                     4,000            8            --            --             8
Sale of Common Stock                                    2,888,888        5,521            --            --         5,521
Net Income--1995                                              --           --             --         3,768         3,768
Decrease in unearned compensation
          related to ESOP                                     --          547             --            --           547
Decrease in unrealized loss on securities                     --           --            563            --           563
                                                        ---------      -------       -------      --------      --------
Balance at December 31, 1995                            9,226,723      $37,025       $  (615)     $ (6,951)     $ 29,459
                                                        =========      =======       =======      ========      ========

See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP
                     CONSOLIDATED STATEMENTS OF CASHFLOWS

for the years ended December 31,                                     1995               1994          1993
------------------------------------------------------------------------------------------------------------------
                                                                             (dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................             $3,768               $(262)       $(12,087)
Adjustments to reconcile net income (loss) to cash flows
provided by (applied to) operating activities:
 Depreciation and amortization.........................                572                 739           2,446
 Provision for loan losses.............................                410               3,825          16,213
 Change in deferred loan fees..........................                (65)               (250)           (271)
 Accretion of investment discount, net of amortization
   of investment premium...............................               (163)                 39             322
 (Gain) loss on sale of investment securities
   available for sale..................................                (47)                195               -
 Gain on sale of investment securities.................                 -                   -              (56)
 Gain on sale of loan servicing rights.................                 -               (1,443)             -
 Gain on sale of merchant card portfolio...............                 -                (174)              -
 Gain on sale of SBA loans.............................               (696)               (305)           (386)
 (Gain) loss on sale of fixed assets...................                105                  (9)            (11)
 Gain on sale of REO...................................               (358)               (511)             (1)
 REO write-downs.......................................                263                 959           1,408
 Provision for deferred income taxes...................             (1,868)              1,200          (1,133)
 Change in other assets................................               (811)             (4,865)         (1,515)
 Change in other liabilities...........................               (126)                491            (427)
 Decrease in deferred compensation related to ESOP.....                547                  -              635
                                                               -------------------------------------------------
       Net Cash Provided by (Applied To) Operating Activities        1,531                (371)          5,137
                                                               -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of  investment securities..........                 -                   -           44,930
Proceeds from sales of investment securities
 available-for-sale....................................              7,229               8,732
Proceeds from maturities of investment securities......                 -                   -           31,834
Proceeds from maturities of investment securities
 held-to-maturity......................................              2,853               3,466              -
Proceeds from maturities of investment securities
 available-for-sale....................................             14,084               2,625
Purchase of investment securities......................                 -                   -          (84,633)
Purchase of investment securities held-to- maturity....             (3,997)             (3,194)             -
Purchase of investment securities available-for- sale..             (4,883)            (22,778)             -
Purchase of premises and equipment.....................             (1,034)               (996)           (373)
Proceeds from sale of premises and equipment...........                 18                  36             366
Proceeds from sale of REO properties...................              1,942               5,345             833
Net change in loans....................................             11,303              74,364          34,380
Proceeds from the sale of SBA loans....................              5,574               6,738           5,601
Proceeds from the sale of  non-performing loans........                 -                9,056              -
Change in Federal funds sold...........................            (20,450)             (9,000)        (18,000)
Change in deposits with other financial institutions...                594               1,486           4,955
Proceeds from sale of loan  servicing rights...........                 -                1,763              -
Proceeds from sale of merchant card portfolio..........                 -                  174              -
Purchases of bulk loans................................            (11,420)                 -               -
                                                               -----------------------------------------------
        Net Cash Provided By Investing Activities.........           1,813              77,817          19,893
                                                               -----------------------------------------------

                       VENTURA COUNTY NATIONAL BANCORP
                     CONSOLIDATED STATEMENTS OF CASHFLOWS

for the years ended December 31,                              1995            1994              1993
---------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Change in demand and savings deposits....................       (2,664)        (52,903)            (6,070)
Change in time deposits..................................        2,394         (29,044)           (24,228)
Change in short-term borrowings..........................          --              --             (16,860)
Issuance of common stock.................................        5,529             --               1,430
Repayment of note payable................................         (125)            --              (2,188)
Issuance of notes payable................................          --              --                 125
                                                              -------------------------------------------
Net Cash Provided by (Applied To) Financing  Activities..        5,134         (81,947)           (47,791)
                                                              -------------------------------------------
Net Increase (Decrease) In Cash and Cash  Equivalents....        8,478          (4,501)           (22,761)
                                                              -------------------------------------------
Cash and Cash Equivalents at Beginning of Year...........       11,442          15,943             38,704
                                                              -------------------------------------------
Cash and Cash Equivalents at End of Year.................      $19,920        $ 11,442          $  15,943
                                                              ========        ========          =========

SUPPLEMENTAL DISCLOSURES ABOUT CASH FLOWS
     AND NONCASH TRANSACTIONS
          Interest payments                                    $ 6,295        $  6,276          $  9,124
          Income taxes paid                                        188             --                300

          Foreclosures                                           4,428           6,197               664
          Change in unrealized loss on available-
            for-sale investment securities                        (186)            433                --
          Loans to facilitate sales of REO                       2,225             --                603

See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   ORGANIZATION AND BASIS OF PRESENTATION

Ventura County National Bank, a national banking organization (VCNB), was organized on February 17, 1982, and commenced business on October 25, 1982. Ventura County National Bancorp (separately "Ventura," and with its subsidiaries on a consolidated basis, the "Company") was organized and incorporated on February 22, 1984, for the purpose of becoming a bank holding company by acquiring all of the outstanding common stock of VCNB. Accordingly, on September 12, 1984, all of the shareholders of VCNB exchanged their common stock for an equal number of shares of the Company's common stock.

During 1989, the Company acquired all of the outstanding shares of Frontier Group, Incorporated, the parent holding company of Frontier Bank, N. A., in exchange for cash. The acquisition was accounted for as a purchase.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's primary operations are related to traditional banking activities, including the acceptance of deposits and the lending of cash and investing of money. The Company's customers consist of small to medium-sized businesses and individuals located primarily in Ventura, Santa Barbara, Orange, and Los Angeles counties. The Company also originates and sells Small Business Administration ("SBA") loans through its normal operations.

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

NOTE 2.        ACCOUNTING POLICIES

The Company and its subsidiaries follow generally accepted accounting principles and reporting practices applicable to the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Investment Securities

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard in its financial statements as of December 31, 1993. Investments are classified in three categories and accounted for as follows: 1) debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost; 2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value in the Consolidated Balance Sheets, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity, net of tax.

Consistent with the provisions of SFAS No. 115, the Company classified its investment securities as available for sale upon adoption at December 31, 1993, and recorded an unrealized loss of $122,000, net of tax effect. No portion of such unrealized loss was previously recognized in operating results prior to the adoption of SFAS No. 115. Prior to the adoption of SFAS No. 115, all investment securities were stated at amotized cost, with the exception of investments in mutual funds, which were deemed equity investments, with adjustments to lower of cost or market being recorded as a component of equity. During 1994 and 1995, the Company purchased securities which were classified as either available-for-sale or held-to-maturity categories at the time of purchase, based on management's intent and ability to hold certain securities to maturity.

Ventura had no trading securities at December 31, 1994, or 1995. Mortgage-backed securities consist entirely of Federal Home Loan Mortgage Corporation (FHLMC) securities; there are no structured notes, CMOs, or other derivative products in the investment portfolio.

Accreted discounts and amortized premiums on all investment securities are included in interest income, along with dividend and interest income. Unrealized and realized gains or losses relating to holding or selling securities are calculated using the specific identification method.

Interest and Fees on Loans

Interest on loans is accrued and credited to operations based on the principal amount outstanding, except that accruals are normally discontinued whenever payment of principal or interest is in doubt. When a loan is classified as nonaccrual, all previously accrued interest is reversed. Loan origination fees and initial direct costs of loan origination are deferred and amortized over the life of the loan as an adjustment of yield throughout the life of the related loan. Such fees and costs related to loans held for sale are deferred and recognized in income as a component of gain or loss on sale of loans when the related loans are sold.

SBA Loans and Servicing Income

The portion of loans guaranteed by the SBA, which are originated and are intended for sale in the secondary market, is carried at the lower of cost or estimated market value. Funding for SBA programs depends on annual appropriations by the U.S. Congress, and accordingly, the sale of loans under this program is dependent on the continuation of such programs.

Gains on sale of the guaranteed portion of SBA loans are recognized to the extent sales proceeds less amounts necessary to provide required yield enhancement to the Company for retaining the unguaranteed portion of the loan exceed the carrying value of the guaranteed portion sold. Gains or losses are determined using the specific identification method for loans sold and are recorded as noninterest income as of the date of sale.

The Company sells SBA loans and retains servicing. At the time of the sale, an evaluation is made of the contractual servicing fee, which is represented by the differential between the contractual interest rate of the loan and the interest rate payable to the investor. The present value of the amount by which the contractual servicing fee exceeds a normal servicing fee, or the Company's cost of servicing such loans plus a normal profit, whichever is greater, after evaluation of estimated prepayments on such loans, is considered to be an adjustment of the sales proceeds, which in turn increases the gain recognized at the time of the sale. Such gains are only recognized to the extent they do not exceed the amount deferred as yield enhancement on the unguaranteed portion of the SBA loan sold. The resultant amount of deferred loan sales proceeds is amortized using a method which approximates a level yield over the estimated remaining lives of such loans. The contractual servicing fee is recognized as income over the lives of the related loans, net of the estimated normal amortization of the deferred loan sales proceeds. Loan servicing costs are charged to expense as incurred. When actual loan repayment experience differs from original estimates, amortization is adjusted accordingly through operations.

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

The reserve is increased by provisions for loan losses charged against income. Loans and leases are charged against the loan loss reserve when management determines that collectibility of the principal is unlikely. Recoveries on loans previously charged off are credited to the reserve. Although management believes the level of the loan loss reserve as of December 31, 1995, is adequate to absorb losses inherent in the loan portfolio, additional declines in the local economy may result in increasing losses that cannot be reasonably predicted at this time.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 1,1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This statement amends SFAS No. 5, "Accounting for Contingencies" and SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." This statement prescribes that a loan is impaired when it is probable that the creditor will be unable to collect all contractual principal and interest payments under the terms of the loan agreement. This statement generally requires impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Creditors may select the measurement method on a loan by loan basis, except that collateral dependent loans must be measured at the fair value of the collateral if foreclosure is probable. The statement also prescribes measuring impairment of a restructured loan by discounting the total expected future cash flows at the loan's effective rate of interest in the original loan agreement. The effect of initially adopting this statement is reported as part of the provision for credit losses. The adoption of SFAS No. 114 and SFAS No. 118 did not have a material impact on the results of operations or the financial position of the Company taken as a whole.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization computed on a straight-line basis over the estimated useful lives of the assets or terms of the leases. Net gains and losses on retirement of disposal of premises are included in net gains on sales of assets.

Real Estate Owned

Real estate acquired through foreclosure or deed-in-lieu-of foreclosure, is carried at the lower of cost or fair value less estimated costs to sell. At the time of acquisition, any excess of cost over fair value is charged to the loan loss reserve. Gains realized on sales and operating income are included in noninterest income; losses realized on sale, holding expenses and subsequent declines in fair value are included in noninterest expense, respectively, in the consolidated statements of operations.

Intangible Assets and Deferred Loan Servicing Fees

For the year ended December 31, 1993, and for the first half 1994, the cost of acquired loan servicing rights was capitalized and amortized over the estimated remaining term of the underlying loan pertfolio. During May, 1994, the Company sold its mortgage loan servicing department and the related capitalized loan servicing rights were written off.

Income Taxes

Deferred tax assets or liabilities shown on the balance sheet are adjusted to reflect differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The adjustments to deferred tax assets and liabilities plus income taxes currently payable or refundable represents the income tax provision for the year.

The parent files consolidated U.S. federal and California state income tax returns.

Income (Loss) Per Share

Income (loss) per share is computed by dividing net income or (loss) by the weighted-average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period. Shares of Common Stock held by the Trustee of the Employee Stock Ownership Plan, in suspense as collateral for a loan, are not accounted for as common stock equivalents until such time as they are released to participants.

The weighted average number of shares used to compute income per share were 7,833,058, 6,333,835, and 5,635,941 for the years ended December 31, 1995, 1994, and 1993, respectively. Fully diluted income per share has not been reported for 1995, as the additional dilutive effect of outstanding stock options was immaterial. Fully diluted per share amounts are not reported in loss years as such amounts are antidilutive.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current Accounting Pronouncements
FASB has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. This statement does not require the application of the fair value method and allows the continuance of current accounting method, which requires accounting for stock compensation awards based on their intrinsic value as of the grant date. However, SFAS No. 123 requires proforma disclosure of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The accounting and disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995, although earlier adoption is encouraged. The Company has elected not to adopt the fair value provisions of this statement.

Reclassifications
Certain reclassifications have been made to prior years' amounts to conform to current year presentation.

NOTE 3.   RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Company is required to maintain cash reserve balances on transaction accounts and non-personal time deposits with the Federal Reserve Bank. These reserve requirements can be offset by cash balances held at the Company. The average amount of these reserve balances for the year ended December 31, 1995, was $1,714,000.

NOTE 4.   INVESTMENT SECURITIES

As a result of a temporary decline in the market value of securities-available-for-sale, the Company recorded unrealized losses totaling $615,000 and $1,178,000, which are included in shareholders' equity on the consolidated balance sheets at December 31, 1995, and 1994, respectively. The decline in the market value of the portfolio reflects the current interest rate environment; such decline is deemed temporary in nature. Several mortgage-backed securities with a market value of $16,724,000 and an amortized cost of $17,196,000, at the time of transfer, were transferred from the available-for-sale to the held-to-maturity category. Previously recorded unrealized losses with a balance of $297,000 and $433,000 at December 31, 1995, and 1994, respectively, are included in shareholders' equity and are being amortized over the securities' remaining lives.

In November 1995, the Financial Accounting Standards Board ("FASB") issued a "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers" (the "Guide"). The Guide allows for a one time reassessment of the classification of all securities and, in connection with such reassessment, permits the reclassification of securities from the held-to-maturity classification to the available-for-sale classification as of a single date no later than December 31, 1995, without calling into question management's intent to hold to maturity the remaining securities classified as held-to-maturity. In December 1995, the Company transferred its entire portfolio of held-to-maturity securities with an amortized cost of $20,213,000 to the available-for-sale classification to allow for greater flexibility in the Company's investment portfolio. The transfer resulted in an unrealized gain of $186,000, net of the unamortized portion of unrealized loss recorded when certain securities were transferred from the
available-for-sale to held-to-maturity classification during 1994.   This gain
is included in the unrealized gains/losses on available-for-sale securities in a separate component of shareholders' equity.

FHLB stock of $821,000 at December 31, 1995, is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities with a fair value of $9,568,000, on December 31,1995, were pledged as required by law.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost basis, gross unrealized holding gains and losses and estimated market values of securities at December 31, 1995, were as follows:

                                                SECURITIES AVAILABLE-FOR-SALE
                                            --------------------------------------
                                                       GROSS      GROSS
                                                     UNREALIZED UNREALIZED
                                            AMORTIZED  HOLDING   HOLDING   MARKET
December 31, 1995                              COST     GAINS     LOSSES    VALUE
----------------------------------------------------------------------------------
                                                      (dollars in thousands)
      U.S. Government securities             $ 13,491   $  85      $   1  $ 13,575
      Mortgage-backed securities               21,882     230        464    21,648
      Federal Reserve Bank and FHLB Stock       1,365      --         --     1,365
                                             -------------------------------------
              Total                          $ 36,738   $ 315      $ 465  $ 36,588
                                             =====================================

FHLB stock of $1,067,000 at December 31, 1994, is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities held-to-maturity carried at amortized cost of approximately $4,390,000, and with a fair value of $4,264,000, on December 31, 1994, were pledged as required by law.

The amortized cost, gross unrealized holding gains and losses and estimated market values of securities at December 31, 1994, are as follows:

                                                SECURITIES AVAILABLE-FOR-SALE
                                            --------------------------------------
                                                       GROSS      GROSS
                                                     UNREALIZED UNREALIZED
                                            AMORTIZED  HOLDING   HOLDING   MARKET
December 31, 1994                              COST     GAINS     LOSSES    VALUE
----------------------------------------------------------------------------------
                                                      (dollars in thousands)
      U.S. Government securities             $ 22,935   $  --      $ 229  $ 22,706
      Mortgage-backed securities                8,067      --        516     7,551
      Federal Reserve Bank and FHLB Stock       1,602      --         --     1,602
                                             -------------------------------------
              Total                          $ 32,604   $  --      $ 745  $ 31,859
                                             =====================================
                                                  SECURITIES HELD-TO-MATURITY
                                            --------------------------------------
                                                       GROSS      GROSS
                                                     UNREALIZED UNREALIZED
                                            AMORTIZED  HOLDING   HOLDING   MARKET
December 31, 1994                              COST     GAINS     LOSSES    VALUE
----------------------------------------------------------------------------------
                                                      (dollars in thousands)
      U.S. Government securities             $  1,205   $  --      $  28  $  1,222
      Mortgage-backed securities               17,525      --        784    16,741
                                             -------------------------------------
              Total                          $ 18,775   $  --      $ 812  $ 17,963
                                             =====================================

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1995, the average expected life of mortgage-backed securities classified as available-for-sale was approximately 3 years, and the average maturity was approximately 9 years. At December 31, 1995, the scheduled maturities of debt securities available-for-sale were as follows:

                                                                   AMORTIZED       MARKET
                                                                      COST          VALUE
                                                                      ----          -----
                                                                   (dollars in thousands)
     Within one year
             U.S. Government Obligations                          $  7,493       $  7,504
     After one year through five years
             U.S. Government Obligations                             5,998          6,071
             Mortgage-backed Securities                             11,574         11,448
     After ten years
             Mortgage-backed Securities                             10,308         10,200
                                                                  -----------------------
                     Total                                        $ 35,373       $ 35,223
                                                                  =======================

NOTE 5.   LOANS AND LEASES

The following is a summary of the loan and lease portfolio at December 31:

                                                      1995             1994
                                                      ----             ----
                                                      (dollars in thousands)
     Commercial, financial and agricultural         $140,187          $138,193
     SBA loans held for sale                           2,240                --
     Real estate--Mortgage                             6,710            11,993
     Real estate--Construction                         1,537             7,734
     Installment                                       7,043             9,897
     Lease financing                                      51               129
                                                    --------------------------
              Subtotal                               157,768           167,946
     Less unearned income                                  3                12
                                                    --------------------------
     Loans and leases, net of unearned income       $157,765          $167,934
                                                    ==========================

Included in the loan portfolio are loans on which the Company has ceased the accrual of interest or renegotiated the terms to provide for a reduction or deferral of interest. At December 31, 1995, and 1994, such loans amounted to approximately $4,341,000 and $7,614,000, respectively. Interest foregone on nonaccrual loans in 1995, 1994 and 1993 totaled $1,254,000, $1,609,000 and
$2,214,000, respectively.

Loan Loss Reserve

At December 31, 1995, the Company had classified $1,942,000 of its loans as impaired with a specific reserve of $349,000 and $2,399,000 of its loans impaired with no specific loss reserve determined in accordance with SFAS No.
114. The average recorded investment in impaired loans during the year ended December 31, 1995, was $7,195,000. Once a loan has been identified as impaired, the Company discontinues recognition of interest income and applies the full amount of all payments received, whether principal or interest, to the principal balance of the loan.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the activity in the loan loss reserve:

for the years ended December 31,                        1995         1994          1993
-----------------------------------------------------------------------------------------
                                                             (dollars in thousands)
Balance at beginning of year                          $ 8,261      $ 14,313      $ 3,854
        Provision charged to expense                      410         3,825       16,213
        Loans charged off (1)                          (3,661)      (10,439)      (6,191)
        Recoveries on loans previously charged off        391           562          437
                                                      ----------------------------------
Balance at end of year                                $ 5,401      $  8,261      $14,313
                                                      ==================================

(1) $5.0 million of total charge-offs for the year ended December 31, 1994, were due to the discounted sale of $14.1 million in nonperforming loans.

NOTE 6.   PREMISES AND EQUIPMENT

Following is a summary of the premises and equipment accounts at December 31:

                                                              1995                 1994
                                                              ----                 ----
                                                                (dollars in thousands)
        Land                                                $   95               $   --
        Buildings & building improvements                      456                   --
        Leasehold improvements                               2,077                1,962
        Furniture, fixtures and equipment                    5,027                4,723
                                                           ----------------------------
                                                             7,655                6,684
  Less accumulated depreciation and amortization             5,284                4,767
                                                           ----------------------------
            Premises and equipment, net                     $2,371               $1,917
                                                           ============================

Depreciation and amortization expense related to property and improvements was $572,000, $739,000 and $948,000 for the years ended December 31, 1995, 1994, and
1993, respectively.

NOTE 7.   REAL ESTATE OWNED

At December 31, 1995, and 1994, other assets include approximately $2,702,000 and $2,346,000, respectively, of real estate owned. Additionally, at December 31, 1995, and 1994, other assets include approximately $878,000 of other foreclosed personalty.

NOTE 8.   INTANGIBLE ASSETS and MORTGAGE SERVICING RIGHTS

On November 15, 1990, the Company purchased the rights to service certain loans held by the RTC for $1,735,000. Amortization for 1994 and 1993 was $40,000 and $486,000, respectively. The remaining mortgage servicing rights, totaling $320,000, were written off during 1994 in conjunction with the sale of the mortgage servicing department, accordingly, no amortization was recorded for 1995.

As a result of the acquisition of Frontier in October 1989, the Company recorded goodwill representing the difference between the cost of the acquisition and the fair value of the assets acquired. Goodwill amortization in 1993 includes a write-off for the balance of goodwill in the amount of $1,167,000 based on the Company's intent to sell Frontier at or near tangible book value. At December 31, 1995, the Company is no longer actively marketing Frontier.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. TIME CERTIFICATES OF DEPOSIT, OTHER SHORT-TERM BORROWINGS AND INTEREST EXPENSE

The following summarizes time certificates of deposit outstanding at December
31:

                                                               1995               1994
--------------------------------------------------------------------------------------
                                                               (dollars in thousands)
          Time certificates of deposit under $100,000        $63,162           $63,186
          Time certificates of deposit, $100,000 and over     27,751            25,333
                                                             -------------------------
                  Total                                      $90,913           $88,519
                                                             =========================

The Company terminated the issuance of commercial paper and retired advances from the Federal Home Loan Bank in December, 1993. During 1994, the Company made immaterial borrowings on its FHLB advance line and repaid them promptly. No borrowings were made on the FHLB advance line during 1995.

Interest expense relating to deposits and other borrowed funds for each of the three years ended December 31 is as follows:

for the years ended December 31,                                1995            1994             1993
------------------------------------------------------------------------------------------------------
                                                                        (dollars in thousands)
     Time certificates of deposit under $100,000              $ 3,044         $ 2,638          $ 3,337
     Time certificates of deposit, $100,000 and over            1,270           1,254            2,178
     Other deposits                                             2,043           2,361            2,857
     Short-term borrowings                                        --                6              515
     Note payable                                                   4               9              112
                                                              ----------------------------------------
              Total Interest Expense                          $ 6,361         $ 6,268          $ 8,999
                                                              ========================================

NOTE 10.       INCOME TAXES

The provision for income taxes (benefit) are as follows for the three years ended December 31:


for years ended December 31,              1995            1994              1993
-----------------------------------------------------------------------------------
                                                    (dollars in thousands)
Current:
          Federal                         $  (604)        $(923)          $(2,100)
          State                                40             8               --
                                          -----------------------------------------
                                          $  (564)        $(915)          $(2,100)
                                          -----------------------------------------
Deferred:
          Federal                         $  (848)        $1,202          $(1,352)
          State                            (1,020)            (2)             219
                                          ----------------------------------------
                                           (1,868)         1,200           (1,133)
                                          ----------------------------------------
                                          $(2,432)          $285          $(3,233)
                                          ========================================

Deferred income taxes for 1995, 1994 and 1993 reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal items making up the deferred income tax provisions follow.

for the years December 31,                                           1995              1994              1993
-------------------------------------------------------------------------------------------------------------
                                                                              (dollars in thousands)
Financial statement income from leases different
         from amounts recognized for tax                          $   --            $    18           $   (93)
Depreciation recognized for tax different from amount
         recognized for financial statement depreciation               32                86              (162)
Financial statement bad debt deduction different
         than tax bad debt deduction                                1,422             1,477            (2,488)
Financial statement deferred loan fees and costs
         different from amounts recognized for tax                   (147)             (293)               79
Prepaid expense recognized for tax different
         from amounts recognized for financial statement
         purposes                                                      (7)              (34)              --
Financial statement other real estate owned
         deduction different from tax other real estate
         owned deduction                                              (11)               78              (629)
State income tax benefit recognized for tax
         different from amounts recognized for financial
         statement purposes                                           --              (413)             (416)
Other items, net                                                      (41)              261               (52)
         Less: net deferred tax valuation allowance                (3,116)               20             2,628
                                                                  -------------------------------------------
                                                                  $(1,868)          $ 1,200           $(1,133)
                                                                  ===========================================

The reasons for the difference between income tax benefit and expense and the amount computed by applying the statutory Federal income tax rate to the loss or income before income taxes are as follows:

Rate Reconciliation for the years ended December 31,                1995         1994          1993
---------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
         Taxes (benefit) at 35%                                  $   468        $  8       $(5,362)
         Adjustment of prior year tax and other                      132          --            --
         State income taxes, net of federal tax benefits              35           4        (1,686)
         Goodwill and permanent differences                           --          (6)          771
         State income tax limitation on net operating loss            49         259           416
         Provision for deferred tax asset valuation allowance     (3,116)         20         2,628
                                                                 ----------------------------------
                                                                 $(2,432)       $285       $(3,233)
                                                                 ==================================

Net deferred tax assets and liabilities reflect the cumulative inventory of "temporary differences" resulting from the differences of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations which will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively. As of December 31, 1995 the Company's gross deferred assets, deferred liabilities, and tax asset valuation allowance totaled $2,465,000, $1,065,000 and $0, respectively as compared to gross deferred assets, deferred liabilities, and tax asset valuation allowance of $3,916,000, $801,000 and $3,115,000, respectively, as of December 31, 1994.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, the principal items making up the net deferred income tax (assets) and liabilities are as follows:


as of December 31,                                                        1995                 1994
----------------------------------------------------------------------------------------------------
Depreciation recognized for tax different from amount
        recognized for financial statement depreciation                $   457              $   434
Financial statement bad debt deduction different than
         tax bad debt deduction                                         (1,350)              (2,276)
Financial statement deferred loan fees and costs different
        from amounts recognized for tax                                    178                  294
Prepaid expense recognized for tax different from amounts
        recognized for financial statement purposes                         64                   73
Financial statement other real estate owned deduction
        difference from tax other real estate owned deduction              (63)                (136)
Financial statement occupancy expense deduction difference
        from tax occupancy expense deduction                              (385)                (390)
State income tax benefit recognized for tax different from
        amounts recognized for financial statement purposes               (242)                (393)
Other items, net                                                             3                 (254)
Unrealized loss on available-for-sale securities                           (62)                (467)
        Less: net deferred tax valuation allowance                          --                3,115
                                                                       ----------------------------
                Net deferred tax asset                                 $(1,400)             $     0
                                                                       ============================

The net deferred tax assets at December 31, 1995, is included in other assets in the consolidated balance sheets.

NOTE 11.         COMMON STOCK AND STOCK OPTIONS

Under a stock option plan approved by the Board of Directors in 1982, options have been granted to key personnel for a term of ten years exerciseable at 25% annually at the fair market value at the date of grant. During 1991, the Company's Board of Directors adopted the Ventura County National Bancorp 1991 Stock Option Plan (1991 Plan). The 1991 Plan provides that incentive stock options be granted to full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years exerciseable at 20% annually at the fair market value at the date of the grant. The 1991 Plan also provides that nonqualified stock options be granted to directors, key full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years, exerciseable at 25% annually at the fair market value at the date of grant.

The following table sets forth activity under the 1982 option plan for the years ended December 31,

          ----------------------------------------------------------------------------
          (Number of shares)                   1995            1994             1993
          ----------------------------------------------------------------------------
          Balance, January 1                 21,813          46,741           49,648
          Options granted                       -               -                -
          Options exercised                     -               -                -
          Options expired                   (21,813)        (24,928)          (2,907)
          ----------------------------------------------------------------------------
          Balance, December 31                  -            21,813           46,741
          ============================================================================

          Shares exercisable                    -             4,362           46,741
          Exercise price                        N/A            $4.81   $3.61 to $4.81

The following table sets forth activity under the 1991 option plan for the years ended December 31,


          ----------------------------------------------------------------------------
          (Number of shares)                  1995              1994             1993
          ----------------------------------------------------------------------------
          Balance, January 1                171,588          167,418          136,730
          Options granted                    93,228           25,000          104,888
          Options exercised                  (4,000)             -                -
          Options expired or cancelled      (20,500)         (20,830)         (74,200)
          ----------------------------------------------------------------------------
          Balance, December 31              240,316          171,588          167,418
          ============================================================================

          Options exercisable               111,597           69,955           37,576
          Exercise price              $1.51 to $6.84   $2.13 to $6.84   $2.13 to $6.84

In October 1989, the Company established an Employee Stock Ownership Plan ("ESOP"), for which all full-time employees who have completed one year of service at the Plan year end and all part-time employees who work at least 1,000 hours per year and have completed one year of service at the Plan year end are eligible. The ESOP was funded by a $4,000,000 loan to the Company from an independent third party. These debt proceeds were lent to the ESOP which used the proceeds to acquire 444,444 newly issued shares of the Company's common stock. The Company raised $1,555,000 from a private placement of 719,580 shares of common stock and issued $125,000 in notes payable during 1993 and used the proceeds to retire the remaining principal on the ESOP note payable to a third party. During 1995, there were 185,840 shares allocated to eligible plan participants.

Effective January 1, 1994, the Company adopted the provisions of Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans." This SOP requires the Company to record compensation expense upon release of shares to employees at the current fair value of shares released. Prior to adoption of SOP 93-6, the Company recorded compensation expense for allocated shares based on the historical cost of $9.00 per share. The adoption of SOP 93-6 had no effect on the reported results of operations of the Company in 1994, as the Company made no contributions to the Plan in 1994 and no shares were released to participants.

The Company contributed $547,000 during 1995, and settled all required contributions between the Company and the ESOP. As a result, the Trustee of the ESOP paid off the loan to the Company and all of the shares previously held in the suspense account, which totalled 185,840 shares as of December 31, 1994, were released to the eligible plan participants.

During 1995, 1994 and 1993, the Company incurred $547,000, $nil and $635,000 of compensation expense and $nil, $nil and $112,000 of interest expense, respectively, related to the ESOP and note payable.

NOTE 12.       401(K) PLAN

The Company established a 401(k) plan on October 1, 1987, for which all full-time employees who have completed 90 consecutive days of service, and all part-time employees who work at least 1,000 hours per year and have completed 90 consecutive days of service are eligible for enrollment. Employees may contribute a percentage of their salary pursuant to IRS regulatory maximums, and under the plan, the Company has a discretionary matching provision. For the years ended December 31, 1995, and 1994, the Company contributed $48,000 and $49,000, respectively, to the 401(k) plan and reported such as salaries and benefits expense.

NOTE 13.       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995. Considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following disclosure of estimated fair value of financial instruments is made in accordance with SFAS No. 107. The estimates have been determined by the Company using available market information and appropriate valuation methodologies. The estimated fair values of the Company's financial instruments are as follows:

                                                           DECEMBER 31, 1995             DECEMBER 31, 1994
                                                          ------------------            ------------------
                                                          CARRYING      FAIR            CARRYING      FAIR
                                                          AMOUNT       VALUE            AMOUNT       VALUE
-----------------------------------------------------------------------------------------------------------
                                                                         (dollars in thousands)
Assets:
  Cash and cash equivalents                             $ 19,920     $ 19,920         $ 11,442     $ 11,442
  Federal funds sold                                      47,450       47,450           27,000       27,000
  Interest bearing deposits with other
    financial institutions                                   100          100              694          694
  Investment securities                                   36,588       36,588           50,634       49,822
  Net loans and leases                                   148,023      147,386          159,673      148,692
Liabilities:
  Demand deposits and savings                            145,159      145,159          147,823      147,823
  Time deposits                                           90,913       91,378           88,519       88,366
  Other borrowings                                             0            0              125          125
Off-balance-sheet instruments (unrealized gains (losses)):
  Commitments to extend credit                                 0            0                0            0
  Standby letters of credit                                    0            0                0            0

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

          Investment Securities

          For securities held as investments, fair value equals quoted market prices. Estimated fair value for mortgage-backed securities issued by governmental agencies is based on quoted market prices.

          Net Loans and Leases

          The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. During the second quarter of 1994, $14.1 million in nonperforming loans were sold in a bulk sale at 67% of book value. As such, management utilized this valuation factor in placing a fair value on non-performing loans of $7,945,000 at December 31, 1994. It was not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for nonperforming loans at December 31, 1995. Therefore, nonperforming loans of $4,341,000 are excluded from the carrying amount and fair value balances at December 31, 1995. Interest rates on such loans ranged from 8.5% - 11.75%, maturities ranged from 0 to 20 years, and approximately 85% were real estate secured.

          Demand Deposits, Savings and Time Deposits

          The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

          Other Borrowings and Notes Payable

          Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. At December 31, 1994, the differential between the note payable's carrying value and its discounted value was insignificant.

          Commitments to Extend Credit and Standby Letters of Credit

          The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date. Current rates have increased since the commitments were made, yet the fee applied to the balance of commitments outstanding resulted in values which are insignificant for 1995 and 1994.

NOTE 14.       COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to certain financial instruments in the normal course of business with a degree of off-balance sheet risk. These instruments include commitments to extend credit, standby, and commercial letters of credit, which are designed to meet the needs of the banks' customers.

Commitments to extend credit and standby and commercial letters of credit are evaluated on a case-by-case basis dependent on each customer's credit-worthiness. The Company has a rating process which is applied to each customer. The resulting rating establishes varying levels of required credit approvals and limits of lending. Monitoring procedures include, but are not limited to, monthly review of customer accounts by a management committee. The agreements with the customers normally require collateral and provide restrictive covenants under generally the same conditions as other lending activities of the Company. Such collateral varies but may include accounts receivable, inventories, property and equipment, and real property. The policy of the Company is to limit lending to 75% of the market value of the collateral. The Company's exposure to credit loss in the event of non-performance by the party related to these instruments is represented by the contractual amount of these instruments in the case of commitments to extend credit. As of December 31, 1995, the Company did not have commitments to borrowers that have additional borrowings which have been classified as nonperforming loans and/or as potential problem loans.

The Company conducts business primarily in Southern California and the ability of the Company's customers to honor their loan agreements is dependent on the economic health of this service area. Although the Company generally provides loans and financial instruments to a broad variety of industries and customers, at December 31, 1995, approximately $49.3 million represented loans, commitments and letters of credit to individuals and companies in the real estate industry. Further, a substantial portion of the collateral for commercial, financial and agricultural loans is real estate.

Commitments to Extend Credit

Commitments to extend credit represent agreements to lend, on demand and subject to the restrictive covenants, monies to a customer up to a designated limit. The commitments generally have fixed expiration dates, variable interest rates, and normally require payment of an annual fee. Since many of the commitments historically expire without being fully drawn upon and are subject to regular monitoring and certain restrictions, the total commitment amounts outstanding do not necessarily represent future cash requirements. Fees collected for credit commitments and standby letters of credit, are generally deferred and amortized over the commitment term on a straight-line basis. The total amount of commitments to extend credit at December 31, 1995 was $36,304,000, compared with $30,880,000 at December 31, 1994.

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standby and Commercial Letters of Credit

Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of their customers to a third party. Such letters of credit are normally issued to support performance bonds and private borrowing arrangements, which include guarantees to suppliers outside of the United States. Standby and commercial letters of credit amounting to $2,498,000 were outstanding at December 31, 1995, all of which are expected to expire by December 31, 1996. Standby and commercial letters of credit amounted to $2,898,000 as of December 31, 1994, all of which expired by December 31, 1995.

Lease Commitments

The Company leases office premises and certain equipment under operating leases which expire at various dates through 2006. Total rental expense, net of sublease income, for all non-cancelable operating leases amounted to approximately $1,259,000, $1,528,000 and $1,682,000 for the three years ended December 31, 1995, 1994 and 1993, respectively. Future minimum commitments under these leases of premises and equipment as of December 31, 1995, net of sublease income and including estimated CPI increases, are as follows:

                                                      (dollars in thousands)
          1996.......................................     $ 1,170
          1997.......................................       1,091
          1998.......................................       1,161
          1999.......................................       1,202
          2000.......................................       1,115
          Thereafter.................................       4,324

Litigation

In the normal course of business, the Company is subject to various legal actions. It is the opinion of management, based upon the opinion of legal counsel, that such litigation will not have a material impact on the financial position or results of operations of the Company.

NOTE 15.       RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have granted loans to certain officers and directors of the Company, and to businesses with which they are associated, in the ordinary course of business. These loans are made under terms which are consistent with the Company's normal lending policies. The amounts of these loans were approximately $6,291,000 and $7,730,000 at December 31, 1995 and 1994, respectively. During 1995, new loans totaling $528,000 were made, and net repayments of approximately $1,914,000 were received. During 1994, new loans totaling $4,608,000 were made, and net repayments of approximately $9,653,000 were received. Interest and fees earned on these loans approximated $548,000, $762,000 and $1,111,000 in 1995, 1994 and 1993, respectively.

NOTE 16.       RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. See Note 17 for discussion regarding restrictions placed on Frontier per the Consent Order. Generally, the approval of the Comptroller of the Currency is required to pay dividends in excess of earnings retained in the current year plus retained net profits for the two preceding years. Also, under Federal Reserve regulation, a bank subsidiary is limited in the amount it may loan to affiliates, including the Company, unless such loans are collateralized by specific obligations.

At December 31, 1995 and 1994, the Company had no loans to affiliates.

NOTE 17.       CAPITAL RESOURCES AND REGULATORY MATTERS

The Company is required by federal regulation to meet certain capital standards. The risk-based capital standards require a minimum total capital of 8.0% of "risk-adjusted assets," as defined by the standard. At least half of the required capital must contain Tier 1 capital, which consists primarily of common stock and retained earnings, less goodwill. Additionally, the capital standards require the Company to maintain a minimum leverage ratio of Tier 1

                        VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


capital to average assets and a Tier 1 capital to risk-weighted assets ratio of at least 4%. As of December 31, 1995, and 1994, the Company was in compliance with the requirements.

The following table sets for the capital ratios for the Company as of December 31, 1995, and 1994:

          -----------------------------------------------------
          December 31,                          1995     1994
          -----------------------------------------------------
          Leverage capital ratio                11.40%    7.53%
          Tier 1 risk-based capital ratio       17.56%   11.32%
          Risk-based capital ratio              18.83%   12.61%

Regulatory Matters

At periodic intervals, both the Office of the Comptroller of the Currency and the FDIC routinely examine the bank subsidiaries' financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's financial statements be adjusted in accordance with their findings. Ventura entered into a Formal Agreement ("Formal Agreement") with the OCC on March 19, 1993 while Frontier entered into a Consent Order ("Consent Order") with the OCC on March 29, 1993. Based upon an examination of Ventura completed during the fourth quarter of 1995, the OCC terminated Ventura's Formal Agreement as of November 30, 1995.

The significant requirements of the Consent Order include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve lending staff and loan administration, obtaining current credit information on any loans lacking such information, reviewing and revising loan policy, establishing an independent loan review program, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long range strategic plan and annual budget, developing a three-year capital plan, developing and revising liquidity and funds management policy, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend. In addition, the Consent Order requires that Frontier appoint a full-time President and Chief Executive Officer, maintain, as of May 31, 1993 and beyond, a Tier 1 capital ratio of 9.50% and a leverage ratio of 7.00% and to continue to develop a program of asset diversification. Kathleen L. Kellogg became President and Chief Executive Officer at Frontier in November 1994. At December 31, 1995, Frontier's Tier 1 capital and leverage ratios were 13.78% and 9.75%, respectively.

The Company entered into a Memorandum of Understanding ("MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank") acting under delegated authority from the Federal Reserve Board on March 19, 1994. The significant requirements of the MOU include submitting a program to improve the financial condition of the Banks, evaluate and improve board supervision and management, exit the commercial paper market, comply with Federal Reserve Board policy regarding management or service fees assessed by the Company and paid by the Banks and implement steps to improve the effectiveness of the audit and credit review functions. The MOU further restricts the Company from declaring or paying a dividend, incurring any debt, adding or replacing a director or senior executive or repurchasing Company stock without notice to and nondisapproval of the Reserve Bank. The MOU also requires the Company's Board of Directors to establish a committee to monitor compliance with the MOU and ensure that quarterly written progress reports detailing the form and manner of all actions taken to attain compliance with the MOU are submitted.

Management believes Frontier and the Company are in full compliance with all of the items required under the Consent Order and MOU, respectively.

                       VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.       PARENT COMPANY ONLY, FINANCIAL INFORMATION

The following financial information represents the balance sheets of Ventura County National Bancorp (Parent Company only) as of December 31, 1995, and 1994, and the related statements of operations and cash flows for the periods indicated:

BALANCE SHEETS
(Dollars in thousands)                                                                          December 31,
---------------------------------------------------------------------------------------------------------------------
Assets:                                                                                1995                    1994
---------------------------------------------------------------------------------------------------------------------
     Cash                                                                       $       243             $        37
     Federal funds sold                                                               3,250                     -
     Equity in Bank subsidiaries                                                     25,520                  19,143
     Other assets                                                                       608                     -
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                    $    29,621             $    19,180
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------
     Note payable                                                               $       -               $       125
     Other liabilities                                                                  162                       3
---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       162                     128
---------------------------------------------------------------------------------------------------------------------
     Shareholders' equity                                                            29,459                  19,052
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                      $    29,621             $    19,180
=====================================================================================================================

STATEMENTS OF OPERATIONS
(Dollars in thousands)                                                            Years ended December 31,
---------------------------------------------------------------------------------------------------------------------
Income:                                                                      1995              1994             1993
---------------------------------------------------------------------------------------------------------------------
     Interest                                                         $        76      $       -        $       193
     Management fees                                                        1,003            1,067            1,729
     Other                                                                      2              -                -
---------------------------------------------------------------------------------------------------------------------
                                                                            1,081            1,067            1,922
---------------------------------------------------------------------------------------------------------------------

Expenses:
---------------------------------------------------------------------------------------------------------------------
     Interest                                                                   4                9              199
     Salaries and benefits                                                  1,048            1,059            1,249
     Miscellaneous operating                                                  118               62              718
     Commercial paper reimbursement                                         3,306              -                -
---------------------------------------------------------------------------------------------------------------------
                                                                            4,476            1,130            2,166
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in undistributed
     income (losses) of subsidiary                                         (3,395)             (63)            (244)
Provision for income taxes (benefit) allocated                             (1,349)              (2)             -
Equity in undistributed net earnings (deficit) of Bank subsidiaries         5,814             (201)         (11,843)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $     3,768      $      (262)     $   (12,087)
=====================================================================================================================

                       VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
(Dollars in thousands)                                                             Years ended December 31,
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:                                        1995             1994             1993
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $     3,768      $      (262)     $   (12,087)
Adjustments to reconcile net income (loss) to net cash
     provided by (applied to) operating activities
     (Earnings) deficit from Bank subsidiaries                             (5,814)             201           11,843
     Amortization                                                             -                -                231
     Change in other assets                                                  (608)              39                2
     Change in other liabilities                                              159              (31)              24
     Deferred compensation related to ESOP                                    547              -                635
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by (applied to) operating activities                (1,948)             (53)             648
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
     Capital contribution to subsidiary                                       -                -               (150)
     Change in interest-bearing deposits due from banks                       -                -              8,875
     Change in Federal funds sold                                          (3,250)             -                -
---------------------------------------------------------------------------------------------------------------------
          Net cash provided by (applied to) investing activities           (3,250)             -              8,725
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
     Change in short-term borrowings                                          -                -             (8,860)
     Repayment of note payable                                               (125)             -             (2,188)
     Issuance of note payable                                                 -                -                125
     Issuance of stock                                                      5,529              -              1,430
---------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities               5,404              -             (9,493)
---------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                               206              (53)            (120)
Cash and cash equivalents at beginning of year                                 37               90              210
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $       243      $        37      $        90
=====================================================================================================================

Supplemental information:
     Cash paid during the year for interest                           $         4      $         9      $       199
     Cash paid during the year for income taxes                       $         3      $         3      $       300

                       VENTURA COUNTY NATIONAL BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19.       QUARTERLY INFORMATION, 1995 AND 1994

The following table sets forth the Company's unaudited results of operations for each of the quarters of 1995 and 1994. This information, in the opinion of management, includes all adjustments necessary to state fairly the information set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

(Unaudited, dollars in thousands, except per share data)                          1995 Quarter Ended
---------------------------------------------------------------------------------------------------------------------
                                                                      31-Dec       30-Sep       30-Jun       31-Mar
---------------------------------------------------------------------------------------------------------------------
Interest income                                                   $    5,206   $    5,254   $    5,150   $    5,188
Interest expense                                                       1,628        1,617        1,571        1,545
---------------------------------------------------------------------------------------------------------------------
     Net interest income                                               3,578        3,637        3,579        3,643
---------------------------------------------------------------------------------------------------------------------
Provision for possible loan losses                                       -           (100)         155          355
Noninterest income                                                       582          624          434          606
Noninterest expense                                                    4,301        3,681        3,334        3,621
---------------------------------------------------------------------------------------------------------------------
     Income (loss) before income taxes                                  (141)         680          524          273
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes (benefit)                                  (2,462)          30          -            -
---------------------------------------------------------------------------------------------------------------------
     Net income                                                   $    2,321   $      650   $      524   $      273
=====================================================================================================================
     Net income per share                                         $     0.30   $     0.08   $     0.07   $     0.03
=====================================================================================================================

(Unaudited, dollars in thousands, except per share data)                          1994 Quarter Ended
---------------------------------------------------------------------------------------------------------------------
                                                                      31-Dec       30-Sep       30-Jun       31-Mar
---------------------------------------------------------------------------------------------------------------------
Interest income                                                   $    5,641   $    5,511   $    5,593   $    5,391
Interest expense                                                       1,555        1,503        1,549        1,661
---------------------------------------------------------------------------------------------------------------------
     Net interest income                                               4,086        4,008        4,044        3,730
---------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                                550          400        2,075          800
Noninterest income                                                       374          591        1,956        1,143
Noninterest expense                                                    3,864        3,559        4,474        4,187
---------------------------------------------------------------------------------------------------------------------
     Income (loss) before income taxes                                    46          640         (549)        (114)
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes (benefit)                                      (4)          75          214          -
---------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                            $       50   $      565   $     (763)  $     (114)
=====================================================================================================================
                                                                  $     0.01   $     0.09   $    (0.12)  $    (0.02)
=====================================================================================================================

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ventura County National Bancorp:

We have audited the accompanying consolidated balance sheets of Ventura County National Bancorp and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ventura County National Bancorp and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


February 9, 1996
Los Angeles, California